Exhibit A

                                 Koor Industries
                                    Limited

                              Financial Statements
                               As at 31 December,
                                      2000

                                   Koor Industries Ltd. (an Israeli Corporation)

Financial Statements as at 31 December, 2000
--------------------------------------------------------------------------------



Contents


                                                                            Page


Auditors' Report                                                               2

Financial Statements

Consolidated Balance Sheets                                                    3

Company Balance Sheets                                                         4

Consolidated Statements of Operations                                          5

Company Statements of Operations                                               6

Statement of Shareholders' Equity                                              7

Consolidated Statements of Cash Flows                                         11

Company Statements of Cash Flows                                              16

Notes to the Financial Statements                                             18

March 21, 2001

Auditors' Report to the Shareholders of
Koor Industries Ltd.

We have audited the accompanying balance sheets of Koor Industries Ltd. (the "Company") as at December 31, 2000 and 1999, and the consolidated balance sheets of the Company and its subsidiaries as at such dates, and the related statements of operations, shareholders' equity, and cash flows, for each of the three years, the last of which ended December 31, 2000. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, including those consolidated by the proportionate consolidation method, whose assets constitute 49% and 18% of the total consolidated assets as at December 31, 2000 and 1999 respectively, and whose revenues constitute 56%, 16% and 31% of the total consolidated revenues for the years ended December 31, 2000, 1999, and 1998 respectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to amounts emanating from the financial statements of such subsidiaries, is based solely on the said reports of the other auditors. Furthermore, the data included in the financial statements relating to the net asset value of the Company's investments in affiliates and to its share in their operating results is based on the financial statements of such affiliates, some of which were audited by other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits, and reports of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as of December 31, 2000 and 1999 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the three years, the last of which ended December 31, 2000, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2000 and stockholders' equity as of December 31, 1999 and 1998, to the extent summarized in Note 28 to the consolidated financial statements.

As explained in Note 2B, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

As discussed in Note 18A(1) to the financial statements, relating to an investigation by the Restrictive Trade Practices Authority, concerning the alleged coordination of prices in the Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd. (formerly - "Telrad Industries and Telecommunications Ltd.").



Certified Public Accountants (Isr.)

Consolidated Balance Sheets as at December 31
--------------------------------------------------------------------------------
In terms of shekels of December 2000

                                                                                                            Convenience
                                                                                                            translation
                                                                                                               (Note 2B)
                                                                                                         --------------
                                                                                          December 31       December 31
                                                                                2000             1999              2000
                                                                           -----------  -------------    --------------
                                                              Note                      NIS thousands    US $ thousands
                                                            ------         --------------------------    --------------
Assets

Current assets
Cash and cash equivalents                                                    969,030        1,448,706           239,800
Short-term deposits and investments                              4           632,028          472,335           156,403
Trade receivables                                                5         2,660,295        3,213,207           658,326
Other receivables                                                6           450,298          660,608           111,432
Inventories and work in progress,
 net of customer advances                                        7         1,761,196        2,123,687           435,832
                                                                          ----------       ----------        ----------
Total current assets                                                       6,472,847        7,918,543         1,601,793
                                                                          ----------       ----------        ----------
Investments and long-term
 receivables
Investments in affiliates                                        8         3,000,889        3,495,772           742,610
Other investments and receivables                                9         1,164,809          757,747           288,248
                                                                          ----------       ----------        ----------
                                                                           4,165,698        4,253,519         1,030,858
                                                                          ----------       ----------        ----------
Fixed assets                                                    10
Cost                                                                       6,736,136       10,662,967         1,666,948
Less - accumulated depreciation                                            3,467,212        6,091,693           858,008
                                                                          ----------       ----------        ----------
                                                                           3,268,924        4,571,274           808,940
                                                                          ----------       ----------        ----------

Intangible assets and deferred expenses                                   ----------       ----------        ----------
 after amortization                                             11           860,948          627,264           213,053
                                                                          ----------       ----------        ----------


                                                                          ----------       ----------        ----------
                                                                          14,768,417       17,370,600         3,654,644
                                                                          ==========       ==========        ==========

                                                                           Koor Industries Ltd. (An Israeli Corporation)


-----------------------------------------------------------------------------------------------------------------------
                                                                                                            Convenience
                                                                                                            translation
                                                                                                               (Note 2B)
                                                                                                         --------------
                                                                                          December 31       December 31
                                                                                2000             1999              2000
                                                                          ------------  -------------    --------------
                                                              Note                      NIS thousands    US $ thousands
                                                            ------        ---------------------------    --------------
Liabilities and Shareholders Equity

Current liabilities
Credits from banks and others                                   12         2,695,516        3,559,014           667,042
Trade payables                                                  13         1,413,615        1,512,037           349,818
Other payables:                                                 14         1,077,535        1,733,912           266,651
Customer advances, net of work in progress                       7           297,678          203,449            73,664
                                                                          ----------       ----------        ----------
Total current liabilities                                                  5,484,344        7,008,412         1,357,175
                                                                          ----------       ----------        ----------
Long-term liabilities
Net of current maturities:                                   15,21
  Bank loans                                                               3,025,250        3,691,887           748,639
  Other loans                                                                188,848          133,060            46,733
  Debentures                                                                  33,949           65,228             8,401
  Convertible debentures                                                      72,467          180,159            17,933
Customer advances                                                            104,409           45,583            25,837
Deferred taxes                                                 16F           120,047          236,895            29,707
Liability for employee severance benefits                       17           288,955          304,891            71,506
                                                                          ----------       ----------        ----------
Total long-term liabilities                                                3,833,925        4,657,703           948,756
                                                                          ----------       ----------        ----------
Liability for acquisition of subsidiaries'
 shares                                                                       80,517                -            19,925
                                                                          ----------       ----------        ----------
Minority Interest                                                          1,063,381        1,319,771           263,148
                                                                          ----------       ----------        ----------
Shareholders' Equity                                            20         4,306,250        4,384,714         1,065,640
                                                                          ----------       ----------        ----------

Contingent liabilities and commitments                          18



                                                                          14,768,417       17,370,600         3,654,644
                                                                          ==========       ==========        ==========


                         /s/ Jonathon Kolber                               /s/ Joseph Dauber
                         -------------------------                         --------------------------------
March 21, 2001           Jonathan Kolber                                   Joseph Dauber
                         CEO and Vice Chairman                             Member of the Board of Directors
                         of the Board of Directors


The accompanying notes are an integral part of the financial statements.

Company Balance Sheets as at December 31
-----------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2000

                                                                                                            Convenience
                                                                                                            translation
                                                                                                               (Note 2B)
                                                                                                         --------------
                                                                                          December 31       December 31
                                                                                2000             1999              2000
                                                                           -----------  -------------    --------------
                                                              Note                      NIS thousands    US $ thousands
                                                            ------         --------------------------    --------------
Assets

Current assets
Cash and cash equivalents                                                     22,726          725,354             5,624
Short-term deposits and investments                              4           466,400          279,097           115,417
Short-term loans and current maturities of
 loans to investees                                                           47,897            1,699            11,853
Receivables :
  Investees                                                                   11,975           94,905             2,963
  Deferred taxes                                            6, 16E                 -          129,000                 -
  Others                                                         6            21,824           26,176             5,401
                                                                          ----------       ----------        ----------

Total current assets                                                         570,822        1,256,231           141,258
                                                                          ----------       ----------        ----------

Investments and long-term receivables

Investments in investees                                         8         6,007,322        6,400,868         1,486,593
Other investments and receivables                                9           536,775          383,377           132,832
                                                                          ----------       ----------        ----------

                                                                           6,544,097        6,784,245         1,619,425
                                                                          ----------       ----------        ----------
Fixed assets                                                    10
Cost                                                                          40,455           40,383            10,011
Less - accumulated depreciation                                               (3,328)          (1,983)             (824)
                                                                          ----------       ----------        ----------

                                                                              37,127           38,400             9,187
                                                                          ----------       ----------        ----------

Cost of raising of capital, net of
 amortization                                                   11               540            1,564               134
                                                                          ----------       ----------        ----------



                                                                           7,152,586        8,080,440         1,770,004
                                                                          ==========       ==========        ==========

                                                                           Koor Industries Ltd. (An Israeli Corporation)


-----------------------------------------------------------------------------------------------------------------------
                                                                                                            Convenience
                                                                                                            translation
                                                                                                               (Note 2B)
                                                                                                         --------------
                                                                                          December 31       December 31
                                                                                2000             1999              2000
                                                                           -----------  -------------    --------------
                                                              Note                      NIS thousands    US $ thousands
                                                            ------         --------------------------    --------------
Liabilities and Shareholders' Equity

Current liabilities
Credit from banks and others                                    12           944,548          977,516           233,741
Trade payables                                                                   289            1,657                72
Other payables:
  Investees                                                                   81,121           79,849            20,074
  Interim dividend                                                                 -          166,962                 -
  Others                                                        14            95,241          134,210            23,569
                                                                          ----------       ----------        ----------
Total current liabilities                                                  1,121,199        1,360,194           277,456
                                                                          ----------       ----------        ----------
Long-term liabilities
Net of current maturities:                                  15, 21
  Bank loans                                                               1,630,899        2,128,779           403,588
  Convertible debentures                                                      72,467          170,897            17,933
  Investees                                                                   18,465           29,342             4,569
Liability for employee severance
 benefits, net                                                  17             3,306            6,514               818
                                                                          ----------       ----------        ----------
Total long-term liabilities                                                1,725,137        2,335,532           426,908
                                                                          ----------       ----------        ----------

Total shareholders' equity                                      20         4,306,250        4,384,714         1,065,640
                                                                          ----------       ----------        ----------
Contingent liabilities and commitments                          18



                                                                          ----------       ----------        ----------
                                                                           7,152,586        8,080,440         1,770,004
                                                                          ==========       ==========        ==========



                         /s/ Jonathan Kolber                               /s/ Joseph Dauber
                         -------------------------                         --------------------------------
March 21, 2001           Jonathan Kolber                                   Joseph Dauber
                         CEO and Vice Chairman                             Member of the Board of Directors
                         of the Board of Directors



The accompanying notes are an integral part of the financial statements.

                                                                           Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Operations*
-----------------------------------------------------------------------------------------------------------------------
In terms of shekels of December 2000
                                                                                                            Convenience
                                                                                                            translation
                                                                                                               (Note 2B)
                                                                                                         --------------
                                                                                                             Year Ended
                                                                                          December 31       December 31
                                                              2000              1999             1998              2000
                                                        ----------        ----------       ----------    --------------
                                          Note                                          NIS thousands    US $ thousands
                                        ------          ---------------------------------------------    --------------
Income from sales
 and services                              23A           8,281,242        10,675,301       12,792,316         2,049,305
Cost of sales and services
                                           23B           6,301,412         8,129,866        9,867,024         1,559,369
                                                        ----------        ----------       ----------         ---------
Gross profit                                             1,979,830         2,545,435        2,925,292           489,936
Selling and marketing
 expenses                                  23C             782,401           978,056        1,202,457           193,616
General and
 administrative expenses                   23D             552,293           729,509        1,010,885           136,672
                                                        ----------        ----------       ----------         ---------
Operating earnings                                         645,136           837,870          711,950           159,648
Financing expenses, net                    23E             330,681           358,289          251,015            81,832
                                                        ----------        ----------       ----------         ---------
                                                           314,455           479,581          460,935            77,816
Other income (expenses),
 net                                       23F             520,963           107,228          (71,270)          128,919
                                                        ----------        ----------       ----------         ---------
Earnings before income
 tax                                                       835,418           586,809          389,665           206,735
Income tax                                 16G             281,876           161,887          233,985            69,754
                                                        ----------        ----------       ----------         ---------
                                                           553,542           424,922          155,680           136,981
Group's equity in the
 operating results of
 affiliates, net                           23G            (270,006)          121,725           61,985            66,816
                                                        ----------        ----------       ----------         ---------
                                                           283,536           546,647          217,665            70,165
Minority interest in
 subsidiaries, net                                         (15,849)            2,472         (239,964)           (3,922)
                                                        ----------        ----------       ----------         ---------

Net earnings (loss) from
 continuing activities                                     267,687           549,119          (22,299)           66,243
Result of discontinued
activities, net                            24H                   -                 -           69,420                 -
                                                        ----------        ----------       ----------         ---------
Net earnings for the year                                  267,687           549,119           47,121            66,243
                                                        ==========        ==========       ==========         =========
                                                               NIS               NIS              NIS               US$
                                                        ----------        ----------       ----------         ---------
Basic earnings (loss) per
 NIS 1 par value
 of ordinary shares:                        26
Continuing activities                                       17,400            34,892           (1,347)            4,306
Discontinued activities                                          -                 -            4,414                 -
                                                        ----------        ----------       ----------         ---------
                                                            17,400            34,892            3,067             4,306
                                                        ==========        ==========       ==========         =========
Diluted earnings (loss)
Per NIS 1 par value of
 ordinary shares:                           26
Continuing activities                                       17,319            34,559           (1,347)            4,286
Discontinued activities                                          -                 -            4,414                 -
                                                        ----------        ----------       ----------         ---------
                                                            17,319            34,559            3,067             4,286
                                                        ==========        ==========       ==========         =========


The accompanying notes are an integral part of the financial statements

                                                                           Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Operations
-----------------------------------------------------------------------------------------------------------------------
In terms of shekels of December 2000
                                                                                                            Convenience
                                                                                                            translation
                                                                                                               (Note 2B)
                                                                                                         --------------
                                                                                                             Year Ended
                                                                                          December 31       December 31
                                                              2000              1999             1998              2000
                                                        ----------        ----------       ----------    --------------
                                          Note                                          NIS thousands    US $ thousands
                                        ------          ---------------------------------------------    --------------
Income
Management services                        23A              39,569            65,121           62,752             9,792
Others, net                                23F             449,859                 -                -           111,324
                                                        ----------        ----------       ----------         ---------
Total income                                               489,428            65,121           62,752           121,116
                                                        ----------        ----------       ----------         ---------

Expenses
General and administrative
 expenses                                  23D              61,600            66,170          116,643            15,244
Others, net                                23F                   -           107,505            6,729                 -
Financing, net                             23E             141,898           160,475           84,568            35,114
                                                        ----------        ----------       ----------         ---------
Total expenses                                             203,498           334,150          207,940            50,358
                                                        ----------        ----------       ----------         ---------
Earnings (loss) before
 income tax                                                285,930          (269,029)        (145,188)           70,758
Income tax                                                (129,000)          101,500                -           (31,923)
                                                        ----------        ----------       ----------         ---------
                                                           156,930          (167,529)        (145,188)           38,835
Koor's equity in the
 operating results of
 investees, net                            23G             110,757           716,648          122,889            27,408
                                                        ----------        ----------       ----------         ---------
Net earnings (loss) from
 continuing activities                                     267,687           549,119          (22,299)           66,243

Results of discontinued
 activities, net                           24H                   -                 -           69,420                 -
                                                        ----------        ----------       ----------         ---------
Net earnings for the year                                  267,687           549,119           47,121            66,243
                                                        ==========        ==========       ==========         =========

                                                               NIS               NIS              NIS               NIS
                                                        ----------        ----------       ----------         ---------

Basic earnings (loss )
 per NIS 1 par value of
  ordinary shares :                         26
Continuing activities                                       17,400            34,892           (1,347)            4,306
Discontinued activities                                          -                 -            4,414                 -
                                                        ----------        ----------       ----------         ---------
                                                            17,400            34,892            3,067             4,306
                                                        ==========        ==========       ==========         =========
Diluted earnings
(loss) per NIS 1 par
 value of ordinary shares:                  26
Continuing activities                                       17,319            34,559           (1,347)            4,286
Discontinued activities                                          -                 -            4,414                 -
                                                        ----------        ----------       ----------         ---------
                                                            17,319            34,559            3,067             4,286
                                                        ==========        ==========       ==========         =========

The accompanying notes are an integral part of the financial statements.

                                                                                       Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------------------
In terms of shekels of December 2000
                                                   Number     Share     Capital       Company    Cumulative    Retained       Total
                                                       of   capital    reserves   shares held       foreign    earnings
                                                 ordinary                                  by      currency
                                                shares (1)                       subsidiaries   translation
                                                                                                adjustments
                                                ---------   -------   ---------  ------------   -----------   ---------   ---------
                                                                                          NIS thousands
                                                            -----------------------------------------------------------------------

Balance at January 1, 1998                     15,307,569   532,747   2,272,859       (53,641)     (720,628)  2,500,869   4,532,206

Changes during 1998:
Net income                                              -         -           -             -             -      47,121      47,121
Exercise of stock options granted to Israeli
 banks                                                  -        *-         619             -             -           -         619
Interim dividend                                        -         -           -             -             -     (68,870)    (68,870)
Interim dividend                                        -         -           -             -             -     (66,352)    (66,352)
Interim dividend                                        -         -           -             -             -     (87,299)    (87,299)
Erosion of dividend proposed in 1996                    -         -           -             -             -         724         724
Cumulative foreign currency translation
 Adjustments, net                                       -         -           -             -       163,068           -     163,068
Dividend from company shares held by
 subsidiaries                                           -         -           -             -             -       2,074       2,074
Conversion of debentures into shares              315,658         1     141,163             -             -           -     141,164
Employee benefit from options granted by a
 controlling Shareholder (2)                            -         -       6,080             -             -           -       6,080
Adjustment of consideration in respect of
 purchase of Investment from controlling
 shareholder (3)                                        -         -      (6,080)            -             -    (588,904)   (594,984)
Exercise of stock options granted to
 Senior employees (2)                             100,100        *-           -             -             -           -           -
Other adjustment                                        -         -         367             -             -           -         367
                                               ----------   -------   ---------        ------       -------   ---------   ---------

Balance at 31 December, 1998                   15,723,327   532,748   2,415,008       (53,641)     (557,560)  1,739,363   4,075,918
                                               ==========   =======   =========        ======       =======   =========   =========

*    Represents an amount lower than NIS 1,000.

(1)  Net of subsidiaries' holdings.
(2)  See also Note 20(D).
(3)  See Note 3A

The accompanying notes are an integral part of the financial statements.

                                                                                       Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------------------------
In terms of shekels of December 2000
                                                   Number     Share     Capital       Company    Cumulative    Retained       Total
                                                       of   capital    reserves   shares held       foreign    earnings
                                                 ordinary                                  by      currency
                                                shares (1)                       subsidiaries   translation
                                                                                                adjustments
                                                ---------   -------   ---------  ------------   -----------   ---------   ---------
                                                                                          NIS thousands
                                                            -----------------------------------------------------------------------

Balance at January 1, 1999                     15,723,327   532,748   2,415,008       (53,641)     (557,560)  1,739,363   4,075,918

Changes during 1999:
Net income                                              -         -           -             -             -     549,119     549,119
Exercise of stock options granted to Israeli
 banks                                                  -        *-         414             -             -           -         414
Interim dividend                                        -         -           -             -             -     (58,228)    (58,228)
Interim dividend                                        -         -           -             -             -     (42,934)    (42,934)
Interim dividend                                        -         -           -             -             -    (124,028)   (124,028)
Erosion of dividend proposed in 1998                    -         -           -             -             -        (442)       (442)
Cumulative foreign currency translation
 adjustments, net                                       -         -           -             -       (19,350)          -     (19,350)
Dividend from company shares held by
 subsidiaries                                           -         -           -             -             -       2,412       2,412
Conversion of debentures into shares                2,171        *-       1,059             -             -           -       1,059
Employee benefit from options granted by a
 controlling shareholder (2)                            -         -         774             -             -           -         774
Exercise of stock options granted to senior
 employees (2)                                      5,473        *-           -             -             -           -           -
                                               ----------   -------   ---------        ------       -------   ---------   ---------
Balance at 31 December, 1999                   15,730,971   532,748   2,417,255       (53,641)     (576,910)  2,065,262   4,384,714
                                               ==========   =======   =========        ======       =======   =========   =========

*    Represents an amount lower than NIS 1,000.
(1)  Net of subsidiaries' holdings.
(2)  See also Note 20D.

The accompanying notes are an integral part of the financial statements.

                                                                                       Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------------------------
In terms of shekels of December 2000
                                                   Number     Share     Capital       Company    Cumulative    Retained       Total
                                                       of   capital    reserves   shares held       foreign    earnings
                                                 ordinary                                  by      currency
                                                shares (1)                       subsidiaries   translation
                                                                                                adjustments
                                                ---------   -------   ---------  ------------   -----------   ---------   ---------
                                                                                          NIS thousands
                                                            -----------------------------------------------------------------------

Balances at January 1, 2000                    15,730,971   532,748   2,417,255       (53,641)     (576,910)  2,065,262   4,384,714

Changes during 2000:
Net income                                              -         -           -             -             -     267,687     267,687
Exercise of stock options granted to Israeli
 banks                                                  -        *-         138             -             -           -         138
Acquisition of "treasury stock"                  (538,592)        -           -      (203,484)            -           -    (203,484)
Premium received in respect of issuance of
 option exercisable for company shares                  -         -       1,879             -             -           -       1,879
 A capital reserve in respect of conversion of
 notes in affiliate by a controlling shareholder        -         -         402             -             -           -         402
Interim dividend                                        -         -           -             -             -     (58,525)    (58,525)
Erosion of dividend proposed in 1999                    -         -           -             -             -      (1,140)     (1,140)
Cumulative foreign currency translation
 adjustments, net                                       -         -           -             -       (86,066)          -     (86,066)
Dividend from company shares held by
 subsidiaries                                           -         -           -             -             -         645         645
                                               ----------   -------   ---------       -------       -------   ---------   ---------
Balance at 31 December, 2000                   15,192,379   532,748   2,419,674      (257,125)     (662,976)  2,273,929   4,306,250
                                               ==========   =======   =========       =======       =======   =========   =========

*    Represents an amount lower than NIS 1,000.
(1)  Net of the Company holdings and its subsidiaries' holdings.



The accompanying notes are an integral part of the financial statements.

                                                                                       Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------------------------
Convenience translation into US dollars (Note 2B)

                                                   Number     Share     Capital       Company    Cumulative    Retained       Total
                                                       of   capital    reserves   shares held       foreign    earnings
                                                 ordinary                                  by      currency
                                                shares (1)                       subsidiaries   translation
                                                                                                adjustments
                                                ---------   -------   ---------  ------------   -----------   ---------   ---------
                                                                                          NIS thousands
                                                            -----------------------------------------------------------------------

Balance at January 1, 2000                     15,730,971   131,836     598,182       (13,274)     (142,764)    511,077   1,085,057

Changes during 2000:
Net income                                              -         -           -             -             -      66,243      66,243
Exercise of stock options granted to Israeli
 banks                                                  -        *-          34             -             -           -          34
Acquisition of "treasury stock"                  (538,592)        -           -       (50,355)            -           -     (50,355)
Premium received in respect of issuance of
 options exercisable for company shares                 -         -         465             -             -           -         465
A capital reserve in respect of conversion of
 notes in affiliate by a controlling shareholder        -         -         100             -             -           -         100
Interim dividend                                        -         -           -             -             -     (14,483)    (14,483)
Erosion of dividend proposed in 1999                    -         -           -             -             -        (282)       (282)
Cumulative foreign currency translation
 adjustments, net                                       -         -           -             -       (21,298)          -     (21,298)
Dividend from company shares held by
 subsidiaries                                           -         -           -             -             -         159         159
                                               ----------   -------     -------        ------       -------     -------   ---------

Balance at 31 December, 2000                   15,192,379   131,836     598,781       (63,629)     (164,062)    562,714   1,065,640
                                               ==========   =======     =======        ======       =======     =======   =========

*    Represents an amount lower than $ 1,000.

(1)  Net of the Company holdings and its subsidiaries' holdings.



The accompanying notes are an integral part of the financial statements.

                                                                      Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows
----------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2000

                                                                                                           Convenience
                                                                                                           translation
                                                                                                              (Note 2B)
                                                                                                            Year ended
                                                                              Year ended December 31       December 31
                                                             2000              1999             1998              2000
                                                       ----------        ----------       ----------        ----------
                                                                                       NIS thousands    US $ thousands
                                                       ---------------------------------------------    --------------


Cash flows generated by operating
 activities:
Net earnings                                              267,687           549,119           47,121            66,243
Adjustments to reconcile net earnings to net
 cash flows generated by
 operating activities (A)                                 195,915           171,509          632,419            48,482
                                                       ----------        ----------       ----------        ----------
Net cash inflow generated by operating
 Activities                                               463,602           720,628          679,540           114,725
                                                       ----------        ----------       ----------        ----------
Cash flows generated by investing
 activities:
Purchase of fixed assets                                 (488,252)         (654,694)      (1,056,788)         (120,824)
Investment grants in respect of fixed assets               15,091            45,050           16,015             3,734
Amounts charged to intangible assets and
 deferred expenses                                        (77,605)         (107,293)         (92,092)          (19,204)
Additional investments in subsidiaries                   (301,178)         (118,869)      (1,255,337)          (74,530)
Payment of liabilities for purchase of
 consolidated companies                                  (112,132)                -                -           (27,748)
Acquisition of initially-consolidated
 subsidiaries (B)                                         (16,924)         (234,432)        (231,504)           (4,188)
Investments in affiliates                                 (19,189)         (886,984)      (1,897,053)           (4,748)
Investments in loans to affiliates                           (946)           (5,911)          (8,265)             (243)
Repayment of long term loans from affiliates                  151               105           27,007                37
Proceeds from realization of investments in
 formerly consolidated subsidiaries, net of
 cash in those subsidiaries at the time they
 ceased being consolidated (C)                          1,272,739           508,144          540,513           314,956
Proceeds from realization of activities (d)               474,662                 -                -           117,461
Purchase of consolidated companies' shares
 by their consolidated companies                                -          (116,497)               -                 -
Investment in restricted bank deposit                           -                 -         (746,194)                -
Proceeds from disposal of investments
 in investees                                              53,280           140,277          314,401            13,185
Proceeds from sale of fixed assets                        135,056           185,893           71,493            33,421
Investment in venture capital companies                  (330,048)                -                -           (81,674)
Decrease (increase) in other
 Investments                                             (211,450)         (347,184)         184,082           (52,325)
(Increase) in short-term deposits and
 investments, net                                        (192,551)         (150,962)        (161,955)          (47,648)
                                                       ----------        ----------       ----------        ----------
Net cash inflow (outflow) generated by
investing activities                                      200,704        (1,743,357)      (4,295,677)           49,662
                                                       ----------        ----------       ----------        ----------


The accompanying notes are an integral part of the financial statements

                                                                      Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2000

                                                                                                           Convenience
                                                                                                           translation
                                                                                                              (Note 2B)
                                                                                                            Year ended
                                                                              Year ended December 31       December 31
                                                             2000              1999             1998              2000
                                                       ----------        ----------       ----------        ----------
                                                                                       NIS thousands    US $ thousands
                                                       ---------------------------------------------    --------------


Cash flows generated by financing
 activities:
Proceeds from exercise of stock options
 granted to Israeli banks                                     138               414              619                34
Acquisition of "treasury stock"                          (203,484)                -                -           (50,355)
Premium received in respect of issuance
 of options exercisable for Company shares                  1,879                 -                -               465
Dividend paid                                            (224,192)         (144,411)        (193,176)          (55,479)
Issuance of shares to minority in
 subsidiaries                                              48,229            13,552          299,638            11,935
Issue of preferred shares to minority interest
 of subsidiary                                             61,350                 -                -            15,182
Dividend paid to minority in
 subsidiaries                                             (12,511)          (12,894)         (25,859)           (3,096)
Payment of suppliers credit received
 for the purchase of fixed assets                               -            (1,232)          (1,917)                -
Issuance of convertible debentures                              -            62,220          746,194                 -
Proceeds from principal of long-term
 loans and other long-term liabilities                    503,527           763,930        3,394,867           124,605
Repayment of long-term loans, debentures
 and other long-term liabilities                       (1,086,574)         (606,496)        (684,889)         (268,887)
Credit from banks and others, net                        (218,686)          913,907          172,504           (54,118)
                                                       ----------        ----------       ----------        ----------
Net cash inflow (outflow) generated by
 financing activities                                  (1,130,324)          988,990        3,707,981          (279,714)
                                                       ----------        ----------       ----------        ----------
Translation differences in respect of cash
balances of autonomous foreign investees                  (13,658)           (8,928)          64,746            (3,380)
                                                       ----------        ----------       ----------        ----------
Increase (decrease) in cash and cash
 Equivalents                                             (479,676)          (42,667)         156,590          (118,707)

Balance of cash and cash equivalents
 at beginning of year                                   1,448,706         1,491,373        1,334,783           358,507
                                                       ----------        ----------       ----------        ----------
Balance of cash and cash equivalents
 at end of year                                           969,030         1,448,706        1,491,373           239,800
                                                       ==========        ==========       ==========        ==========

The accompanying notes are an integral part of the financial statements

                                                                      Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2000

                                                                                                           Convenience
                                                                                                           translation
                                                                                                              (Note 2B)
                                                                                                            Year ended
                                                                              Year ended December 31       December 31
                                                             2000              1999             1998              2000
                                                       ----------        ----------       ----------        ----------
                                                                                       NIS thousands    US $ thousands
                                                       ---------------------------------------------    --------------
A.  Adjustments to reconcile net
      earnings to cash flows generated
      by operating activities:

Income and expenses not involving
cash flows:

  Minority interest in subsidiaries, net                   15,849            (2,472)         247,052             3,922
  Dividend received from affiliates net
   of equity in the operating results
   (equity in operating results of
   affiliates net of dividend received
   therefrom)                                             295,241           (74,696)         (34,240)           73,061
  Depreciation and amortization                           373,669           570,070          683,095            92,469
  Deferred taxes                                          127,291          (155,683)        (117,068)           31,500
  Increase in liabilities in respect of
   employee severance benefits, net                        40,751            60,061           82,604            10,085
  Net capital losses (gains) from realization
  Fixed assets                                             (6,844)            2,993            7,339            (1,694)
  Investments in formerly consolidated
   subsidiaries                                          (510,566)         (401,880)        (147,902)         (126,346)
Profit from realization of activities                    (278,168)                -                -           (68,836)
Investments in investees                                  (27,499)          (47,560)        (249,716)           (6,805)
Inflationary erosion of principal of
 long-term loans and other liabilities                    (79,372)          (43,814)          53,510           (19,642)
Inflationary erosion of principal of
 credit from banks and others                              (5,088)                -           16,204            (1,259)
Inflationary erosion of value of investments,
 deposits and loans receivable                             25,413            (2,619)         (54,425)            6,289
Changes in value of assets and
 Investments                                               66,266           262,232          227,398            16,398
Employee benefits in respect of option
warrants granted by a controlling
 Shareholder                                                    -               774            6,080                 -
                                                       ----------        ----------       ----------        ----------
                                                           36,943           167,406          719,931             9,142
                                                       ----------        ----------       ----------        ----------



The accompanying notes are an integral part of the financial statements

                                                                      Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2000

                                                                                                           Convenience
                                                                                                           translation
                                                                                                              (Note 2B)
                                                                                                            Year ended
                                                                              Year ended December 31       December 31
                                                             2000              1999             1998              2000
                                                       ----------        ----------       ----------        ----------
                                                                                       NIS thousands    US $ thousands
                                                       ---------------------------------------------    --------------
A.  Adjustments to reconcile net
     earnings to cash flows generated
     by operating activities (cont'd)

Changes in operating asset and liability items:

Decrease (lncrease) in trade receivables
 and other receivables (after taking into
 account non-current receivables)                         184,628          (363,926)        (639,503)           45,689
Decrease (increase) in inventories, work
 in progress and customer advances
(including long-term customer
 advances and deposits)                                   (62,343)          (31,029)         (10,777)          (15,428)
Increase (decrease) in trade payables
 and other payables                                        36,687           399,058          562,768             9,079
                                                       ----------        ----------       ----------        ----------

                                                          158,972             4,103          (87,512)           39,340
                                                       ----------        ----------       ----------        ----------

                                                          195,915           171,509          632,419            48,482
                                                       ==========        ==========       ==========        ==========
B.  Acquisition of initially
    consolidated subsidiaries

Assets and liabilities of the
 subsidiaries at date of acquisition:

 Working capital deficit (surplus),
  excluding cash and cash equivalents                      (8,292)          137,360         (150,468)           (2,052)
 Fixed assets and investments                             (16,288)         (808,959)         (43,830)           (4,031)
 Long-term liabilities                                      4,086           192,422            4,675             1,011
 Minority interest in subsidiaries                         42,976            61,938            2,437            10,635
 Excess of cost over net asset value
  upon acquisition                                       (144,666)          (37,921)         (48,328)          (35,799)
Investment in affilates                                   105,260           108,597            4,010            26,048
 Liability for acquisition of subsidiaries                      -           112,131                -                 -
                                                       ----------        ----------       ----------        ----------

                                                          (16,924)         (234,432)        (231,504)           (4,188)
                                                       ==========        ==========       ==========        ==========


The accompanying notes are an integral part of the financial statements

                                                                      Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2000

                                                                                                           Convenience
                                                                                                           translation
                                                                                                              (Note 2B)
                                                                                                            Year ended
                                                                              Year ended December 31       December 31
                                                             2000              1999             1998              2000
                                                       ----------        ----------       ----------        ----------
                                                                                       NIS thousands    US $ thousands
                                                       ---------------------------------------------    --------------
C.  Proceeds from realization of
      investments in formerly
      consolidated subsidiaries, net of cash
      in those subsidiaries at the time
      they ceased being consolidated:

Assets and liabilities of the formerly
 consolidated subsidiaries at the
 time they ceased being consolidated:

 Working capital surplus (deficit), excluding
 cash and cash equivalents                                (87,882)          610,811           94,836           (21,748)
Fixed assets and investments                            1,437,704           994,450          793,540           355,779
 Long-term liabilities                                   (482,296)         (233,786)        (249,922)         (119,351)
 Minority interest in the subsidiary as at date
  of the sale                                            (131,285)         (243,164)        (206,326)          (32,488)
Investments in affiliated companies
 (previous year prior to the merger), net                  25,932        (1,022,047)
 Consideration not yet received from
 consolidation of companies                                     -                 -          (39,517)            6,417
 Capital gain on sale of  investments
  in subsidiaries                                         510,566           401,880          147,902           126,346
                                                       ----------        ----------       ----------        ----------
                                                        1,272,739           508,144          540,513           314,956
                                                       ==========        ==========       ==========        ==========
D.  Proceeds from realization of activities

Working capital surplus excluding cash and
 cash equivalents                                         151,204                 -                -            37,417
Fixed assets                                               51,278                 -                -            12,689
Accrued income - long-term                                 20,931                 -                -             5,180
Realization proceeds receivable                           (26,919)                -                -            (6,661)
Capital gain from realization of activities               278,168                 -                -            68,836
                                                       ----------        ----------       ----------        ----------
                                                          474,662                 -                -           117,461
                                                       ==========        ==========       ==========        ==========
E.  Non-cash transactions:

Purchase of fixed assets                                   42,478             5,897            6,673            10,512
                                                       ==========        ==========       ==========        ==========
Purchase of other assets                                      913             8,306           29,426               226
                                                       ==========        ==========       ==========        ==========
Purchase of switching division                                  -             3,945                -                 -
                                                       ==========        ==========       ==========        ==========
Proceeds from sale of fixed assets and
investees                                                  31,820                 -           44,874             7,874
                                                       ==========        ==========       ==========        ==========
Investment in initially consolidated
 subsidiaries                                                   -           112,132                -                 -
                                                       ==========        ==========       ==========        ==========
Proposed dividend to minority shareholders                      -                 -            8,793                 -
                                                       ==========        ==========       ==========        ==========
Interim dividend                                                -           165,172           86,363                 -
                                                       ==========        ==========       ==========        ==========
Conversion of convertible debentures into
 shares of the Company and of subsidiaries                      -             1,020          141,492                 -
                                                       ==========        ==========       ==========        ==========
Investment in subsidiaries                                 54,622                 -                -            13,517
                                                       ==========        ==========       ==========        ==========
Proceeds from realization of affiliated
 company in marketable securities                          26,915                 -                -             6,660
                                                       ==========        ==========       ==========        ==========


The accompanying notes are an integral part of the financial statements.

                                                                      Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2000

                                                                                                           Convenience
                                                                                                           translation
                                                                                                              (Note 2B)
                                                                                                            Year ended
                                                                              Year ended December 31       December 31
                                                             2000              1999             1998              2000
                                                       ----------        ----------       ----------        ----------
                                                                                       NIS thousands    US $ thousands
                                                       ---------------------------------------------    --------------
Cash flows generated by operating
 activities:
Net income                                                267,687           549,119           47,121            66,243
Adjustments to reconcile net income
 to net cash flows generated by
 operating activities (A)                                (111,366)         (322,620)         175,337           (27,559)
                                                       ----------        ----------       ----------        ----------
Net cash inflow generated by operating
 Activities                                               156,321           226,499          222,458            38,684
                                                       ----------        ----------       ----------        ----------
Cash flows generated by investing
   activities:
  Investees - acquisition of shares, payments
   on account of shares, loans granted, and
   non-current accounts                                  (520,560)       (1,098,942)      (3,633,853)         (128,820)
  Purchase of fixed assets                                   (761)          (14,052)         (26,320)             (188)
  Increase in investments and other
   receivables, net                                      (157,506)         (355,461)         (39,464)          (38,977)
  Proceeds from sale of fixed assets                          393               949            1,707                97
  Proceeds from realization of investments
   in investees, net                                    1,003,445           178,379          409,463           248,316
  Dividend received from an investees                           -         1,448,145          542,761                 -
  Investment in short-term deposits and
   investments, net                                      (180,186)          (86,748)          (2,553)          (44,589)
                                                       ----------        ----------       ----------        ----------
Net cash inflow (outflow) generated by
 investing activities                                     144,825            72,270       (2,748,259)           35,839
                                                       ----------        ----------       ----------        ----------
Cash flows generated by financing
  activities:
  Proceeds from exercise of stock options                     138               414              619                34
  Premium received in respect of issuance
   of options exercisable for company shares                1,879                 -                -               465
  Acquisition of "treasury stock"                        (203,484)                -                -           (50,355)
  Dividend paid                                          (226,627)         (145,969)        (194,979)          (56,082)
  Receipt of long-term loans and other
   long-term liabilities                                   97,914           107,062        2,779,618            24,230
  Payments of long-term loans and
   other long-term liabilities                           (718,889)          (90,819)         (86,358)         (177,899)
  Credit from banks and others, net                        45,295           240,444           (6,137)           11,209
                                                       ----------        ----------       ----------        ----------
Net cash inflow (outflow) generated by
 financing activities                                  (1,003,774)          111,132        2,492,763          (248,398)
                                                       ----------        ----------       ----------        ----------
Increase (decrease) in cash and cash
 equivalents                                             (702,628)          409,901          (33,038)         (173,875)
Balance of cash and cash equivalents at
 beginning of year                                        725,354           315,453          348,491           179,499
                                                       ----------        ----------       ----------        ----------
Balance of cash and cash equivalents at
 end of year                                               22,726           725,354          315,453             5,624
                                                       ==========        ==========       ==========        ==========

The accompanying notes are an integral part of the financial statements.

                                                                      Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2000

                                                                                                           Convenience
                                                                                                           translation
                                                                                                              (Note 2B)
                                                                                                            Year ended
                                                                              Year ended December 31       December 31
                                                             2000              1999             1998              2000
                                                       ----------        ----------       ----------        ----------
                                                                                       NIS thousands    US $ thousands
                                                       ---------------------------------------------    --------------
(A) Adjustments to reconcile net earnings
       to cash flows generated by
       operating activities:

Income and expenses not involving
 cash flows:
  Dividend received from investees net of equity
   in their operating results (equity in operating
   results of investees, net of dividend received
   therefrom)                                             241,096          (206,403)         141,275            59,662
  Depreciation and amortization                             2,674             2,433            3,143               662
  Deferred taxes                                          129,000          (129,000)               -            31,923
  Increase (decrease) in liability in respect of
   employee severance benefits, net                        (3,208)          (10,553)         (22,508)             (794)
  Net capital losses (gains) from realization
  Fixed assets                                                 (9)            1,661            1,121                (2)
  Investment in investees                                (390,685)          (44,699)        (113,159)          (96,680)
  Decrease (increase) in value of deposits
   and other erosions, net                                 (3,560)            1,202              435              (881)
  Exchange rate differences and erosion of
   principal of long-term loans and other
   liabilities                                            (62,465)          (19,327)          13,059           (15,458)
  Erosion of principal of credit from banks
   and others                                              (2,010)                -            6,678              (497)
  Employee benefits from option
   granted by a controlling shareholder                         -               774            6,080                 -
   adjustment in value of investments                     (78,095)          153,989          131,090           (19,326)
                                                       ----------        ----------       ----------        ----------
                                                         (167,262)         (249,923)         167,214           (41,391)
                                                       ----------        ----------       ----------        ----------
Changes in operating assets and liability
 items:
  Decrease (increase) in current accounts of
   investees, net                                          91,884           (88,911)          26,003            22,738
  Decrease (increase) in receivables                        4,349           (11,007)          (2,520)            1,076
  Increase (decrease) in other payables                   (40,337)           27,221          (15,360)           (9,982)
                                                       ----------        ----------       ----------        ----------
                                                           55,896           (72,697)           8,123            13,832
                                                       ----------        ----------       ----------        ----------

                                                         (111,366)         (322,620)         175,337           (27,559)
(B) Significant non-cash transactions:                 ==========        ==========       ==========        ==========

Interim dividend                                                -           166,962           87,299                 -
                                                       ==========        ==========       ==========        ==========
Proceeds from realization of affiliated
 company in marketable securities                          20,944                 -                -             5,183
                                                       ==========        ==========       ==========        ==========

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------
Note 1 - General

          Koor Industries Ltd. is a diversified holding company, which operates in the fields of telecommunication, defence electronics, agro-chemicals and other chemicals and venture capital investment through its subsidiaries, proportionately consolidated companies and affiliates (hereinafter - the "Koor Group" or the "Group").

          The Company's shares are traded both on the Tel-Aviv Stock Exchange and on the New York Stock Exchange.


Note 2 - Significant Accounting Policies

          The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Israel, which differ in certain respects from those followed in the United States, as described in Note 28.

          The significant accounting policies, which were applied on a consistent basis, are as follows:

          A.   Definitions:

          In these financial statements:

          1. The Company - Koor Industries Ltd. (hereinafter - "Koor" or the "Company").

          2. Subsidiaries - companies in which more than 50% of the equity is held by Koor.

          3. Proportionately consolidated companies - jointly controlled companies, which are consolidated by the proportionate consolidation method in Koor's financial statements.

          4. Affiliates - companies, in which Koor has voting or equity rights which give it significant influence over the operating and financial policies of these companies, and which are not fully or proportionately consolidated. Such companies are included on the equity basis.

          5. Investees - subsidiaries, proportionately consolidated companies and affiliates.

          6. Other companies - companies, the company's investment in which does not obtain for the company significant influence and which is stated by the cost method.

          7. Related parties - as defined in the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993, including related parties as defined by the Institute of Certified Public Accountants in Israel - (hereinafter - "ICPAI").

          8. Venture capital fund - as defined in Standard No 1 of Israeli Accounting Standards Board.

          9.   Consumer Price Index - The Consumer Price Index (hereinafter -
               CPI) published by the Central Bureau of Statistics.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 - Significant Accounting Policies (cont'd)

          B.   Adjusted financial statements:

          1.   a)   All NIS figures in the financial statements are stated in
                    terms of NIS of a identical purchasing power (NIS of December 2000), the required adjustments are based upon the changes in the Israeli Consumer Price Index (hereinafter -
                    "CPI")

               b) The adjustments of the financial statements of the Koor Group's is in accordance with the opinions of the ICPAI and is based on the accounting records which are kept in nominal NIS, or in other functional currencies.

               c) The adjusted amounts of non-monetary assets do not necessarily represent their realizable or current economic value, but rather the original historical cost of those assets in terms of adjusted NIS. The term "cost" in these financial statements means cost in adjusted NIS.

          2. The following principles of adjustment relate to those companies of the Koor Group whose financial statements were adjusted on the basis of the CPI:

               a) Non-monetary items (mainly fixed assets, inventory, work in progress and related customer advances, intangible assets and deferred expenses), have been adjusted on the basis of the CPI at the time when the related transactions were carried out.

                    The components of the statement of operations relating to non-monetary items (mainly changes in inventory and work in progress, depreciation and amortization) have been adjusted on the same basis used for the adjustment of the related balance sheet items.

               b) Investments in investees and the equity in their results of operations for the current year, as well as the minority interest in subsidiaries and their share in the results of their operations for the current year, are based on the adjusted financial statements of those companies.

               c) Monetary items (items whose amounts in the balance sheet reflect current or realizable values) are presented in the balance sheet as at 31 December, 2000, at their historical amounts (comparative figures are also stated in terms of shekels of December 2000).

               d) The components of the statement of operations (except for financing), relating to transactions carried out during the year - sales, purchases, labor costs, etc., have been adjusted according to the CPI at the time the related transactions were effected. The erosion of monetary balances relating to the aforesaid transactions has been included in the financing item.

               e) The components of the statement of operations relating to provisions included in the balance sheet, such as: liability in respect of employee severance benefits, provision for vacation pay, etc., are based on the changes in the balances of the related balance sheet items after their related cash flows were taken into account.

               f) The financing item which is derived from the other items of the statement of operations reflects real financing income and expenses, as well as the erosion of monetary balances during the year, the earnings and losses from the realization and pledging of marketable securities and the earnings and losses from derivative financial instruments.

               g) Current income expense includes also the expense resulting from the erosion in value of payments on account of income tax from payment date to the end of the year.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 - Significant Accounting Policies (cont'd)

          B.   Adjusted financial statements: (cont'd)

          3. Adjustment of financial statements on the basis of the exchange rate of the dollar:

               The financial statements of certain subsidiaries and affiliates are adjusted on the basis of the exchange rate of the dollar. For the purpose of consolidation or inclusion according to the equity method, of the above-mentioned companies, the amounts (in terms of foreign currency), stated in the financial statements of those companies, have been treated, as autonomous investees.

               According to Interpretation No. 8 to Opinion 36 of the ICPAI, at each balance sheet date, the figures of the balance sheet and the statements of operations for the year then ended are translated into shekels at the exchange rate prevailing at the end of the year, of the foreign currency in which the financial statements of those companies were prepared. Balance sheet items as at the beginning of the year, and changes in capital during the year, were translated according to the exchange rate at the beginning of the year or at the date of the change, respectively, and were then adjusted for the changes in the CPI until December 2000. This treatment is relevant both to the autonomous foreign investees as well as to the Israeli companies whose functional currency is the dollar.

               Differences arising from the translation were included in a separate item of shareholders' equity under "Cumulative foreign currency translation adjustments".


          C.   Principles of consolidation:

          1. The consolidated financial statements include the accounts of Koor, all its subsidiaries and proportionately consolidated companies.

               The Group's share in the equity of subsidiaries and proportionately consolidated companies is computed on the basis of their issued share capital.

          2. Consolidation of financial statements of proportionately consolidated companies:

               In accordance with generally accepted accounting principles in Israel, the financial statements of companies that are jointly controlled, are included in Koor's consolidated financial statements according to the proportionate consolidation method.

          3. Goodwill deriving from the acquisition of an investment, which represents the excess of acquisition cost or the investment in subsidiaries over the fair value of identifiable assets less the fair value of identifiable liabilities upon acquisition, is amortized at equal annual rates over 10 years commencing from the acquisition date, except for goodwill arising from the acquisition of some subsidiaries, which is amortized over a period of 20 years. The amortization of goodwill is presented in "other expenses".

               Differences resulting from changes in holding rates are charged to the statement of operations, as incurred, except for changes deriving from the exchange of homogenous assets, which are included in the goodwill and are not charged to the statement of operations.

          4. Significant inter-company transactions and balances are eliminated upon consolidation.

          5. Koor's shares which were purchased by the Company and subsidiaries are accounted for as treasury stock.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 - Significant Accounting Policies (cont'd)

          D.   Use of estimates:

          6. To the extent that sale and/or exercise of convertible securities issued by investee is probable (including stock options to employees), in accordance with the criteria set forth in Opinions 48 and 53 of the ICPAI, and if the percentage of Koor's holdings of such subsidiaries is expected to decrease upon their conversion or exercise, following which Koor will incur a loss, an appropriate provision is included for such an anticipated loss.

               The financial statements, which were prepared in accordance with generally accepted accounting principles, include amounts based on estimates and assumptions of the Management which take the factor of materiality into consideration. Actual results may differ from such estimates.

          E.   Cash equivalents:

               Cash equivalents are considered by the Company to be highly liquid investments which include short-term bank deposits with an original maturity of three months or less and which are not encumbered by a lien.

          F.   Marketable securities:

               Investments in marketable securities designated for sale in the short term, which can be sold immediately ("current investments"), are stated at market value. Investments in marketable securities not designated for sale in the short term ("permanent investment") are stated at cost (debentures - including accrued interest), as long as there has not been a decline in value which is not of a temporary nature.

          G.   Allowance for doubtful debts:

               The allowance is partly determined in respect of specific debts whose collection is doubtful, and partly as a percentage of the balance of trade receivables.

          H.   Inventory:

               Inventory is stated at the lower of cost or market value. Cost is determined as follows:

               Raw materials, auxiliary materials and spare parts - at average cost or by the "first-in, first-out" method.

               Finished goods and goods in process - mainly on the basis of direct manufacturing costs and, in part, on the basis of average manufacturing costs with the addition of indirect manufacturing costs.

               Merchandise - by the first-in, first-out method or by the moving average method.

          I.   Work in progress:

               Work in progress is valued at direct production cost, plus allocated indirect expenses, all of which are on an average basis. The cost of work in progress under long-term contracts also includes allocation of general expenses, as well as interest at an average rate for external financing.

               Interest is calculated in respect of the excess of the cost of work in progress over customer advances received for each order or in respect of the excess of customer advances received for each order over the cost of work in progress.

               The excess of the investment in inventory and work in progress, over related advances received, is included in current assets, while the excess of advances received over investment is included in current liabilities.

               Work in progress and customer advances in respect of long-term contracts include amounts in respect of contracts the execution of which exceeds one year where a loss is anticipated from work, a provision is made for the entire anticipated loss up to completion of the work.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------
Note 2 - Significant Accounting Policies (cont'd)

          J.   Venture Capital Investments:

               Investment in a corporation whose principal business is research or development and at least 90% of its funding comes from owners' capital, support from State authorities or research grants.

               The holdings of venture capital funds in venture capital investments are represented by their cost after deducting devaluation differentials if a steady devaluation applies.

          K.   Investments in investee companies:

               The investments in investees (and in consolidated accounts - investments in affiliates) are stated by the equity method. Goodwill, arising from the acquisition of investments, is amortized at equal annual rates over a 10 year period, commencing from acquisition date, other than goodwill in a subsidiary which is amortized over 20 years, in light of the evaluation that requires that the prior knowledge and experience accumulated serve it at least for this period, and other than the goodwill for purchase of part of the minority in another subsidiary, which is also amortized over 20 years. If the proper value of investments in investee companies falls below their financial value and this decrease is not temporary, a provision for loss of value is recorded.

          L.   Long-term receivables and liabilities:

               Long-term receivables and liabilities, with below-market interest rates at date of inception, were recorded at their present values.

          M.   Fixed assets:

               1. The assets are stated at cost, after deduction of related investment grants.

               2. Cost includes interest capitalized during the period of construction of the assets, calculated according to the specific interest rates applicable to the sources used to finance the investment.

               3. Improvements are attributed to the cost of assets while costs of maintenance and repair are attributed to the balance sheet when they occur.

               4. Depreciation is computed by the straight-line method, on the basis of the estimated useful lives of the assets.

               The annual depreciation rates used are as follows:

                                                            %
                                                       ------
               Buildings and leasehold rights            1-10        (mainly 2%)
               Machinery, equipment and installations    5-20       (mainly 10%)
               Vehicles and forklifts                   10-20       (mainly 15%)
               Office furniture and equipment            6-33        (mainly 6%
                                                                        and 25%)

          N.   Convertible securities:

          1. Debentures, conversion of which is not expected in the foreseeable future, are stated at their liability value as at balance sheet date, in accordance with the provision, of Opinion 53 of the ICPAI, and are stated as long-term liabilities.

          2. In accordance with Opinions 48 and 53 of the ICPAI, the provision for anticipated loss on the reduction in the percentage of holdings of investees is included in the item "Minority interest in subsidiaries", in the consolidated balance sheet and in the item "Investment in investee companies" in the company balance sheet.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------
Note 2 - Significant Accounting Policies (cont'd)

          O.   Intangible assets and deferred expenses:

          1. Intangible assets - know-how, software and patents purchased and payments for licensing of products abroad - are stated at cost and are amortized in 5 to 10 annual installments beginning with the commencement of the utilization thereof.

          2.   Deferred expenses - debenture issuance costs:

               These costs are amortized over the life of the debentures, taking into account the dates of redemption.

          3. See Note 2C(3) regarding goodwill deriving from the acquisition of companies.

          P.   Deferred taxes:

          1. Deferred taxes are computed in respect of differences between the amounts stated in the financial statements and those to be considered for tax purposes. As for the main components in respect of which deferred taxes have been created - see Note 16F.

          2. Deferred tax balances are computed at the tax rate expected to be in effect at the time these taxes will be charged to the statement of operations. The amount stated in the statement of operations represents the changes in the said balances during the current year.

          3. In calculating deferred taxes, taxes that would have applied in the event of exercise of investments in subsidiaries the sale of which is not expected in the foreseeable future have not been included.

               No deferred taxes have been created for taxes to apply when distributing profits by subsidiaries, in accordance with the policies of the company not to distribute taxable dividends in the foreseeable future.

          Q.   Revenue recognition:

          1.   Work in progress:

               In July 1999, the Accounting Standards Institute published Standard No. 4 Work Under Performance Contract (hereinafter: the new standard). The new standard applies to financial statements for the period following 31 December 1999.

               Revenue and costs related to work in progress under long-term contracts are recognized under the percentage of completion method, once accumulated costs have become significant.

               As for contracts involving technological uncertainties, revenue is recognized on the basis of the completed contracts method.

               Income and costs relating to contracts on a "cost plus" basis (i.e. cost with the addition of profit at a fixed rate) are recognized when the costs are incurred.

               Periodical reporting on income and costs from work in progress covers all turnover periods, including those where it is not possible to estimate anticipated profits at the reporting stage, however, it may be stated that the refund of costs already incurred is anticipated. In such circumstances, all of the costs incurred are attributed to the balance sheet as against income in the amount of such costs ("0 interval presentation").

               Full provision is made for anticipated losses.

          2.   Sale of products and rendering of services:

               Sales are recognized upon delivery of the products or performance of the services. In special contracts, the sales are recognized after performing the work and passing acceptance tests, as defined in the product delivery contract.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------
Note 2 - Significant Accounting Polices (cont'd)

          R. Presentation of transactions between the Company and the controlling shareholder

               Transactions between the Company and the controlling shareholder of the Company are presented in accordance with the Securities Regulations (Presenting Transactions Between a Company and its Controlling Shareholder in Financial Statements) - 1996. Accordingly, the difference between the price paid to the controlling shareholder, regarding the sale of an asset, and the book value of the asset in the books of the controlling shareholder is included in the item Shareholders' equity of the Company.

          S.   Research and development:

               Research and development costs, net of participations (mainly from the Government of Israel), are charged to the statement of operations, as incurred. Research and development costs financed by the customer are charged to the cost of work in progress, and are included in the statement of operations, as part of the recognition of revenue from such work in progress.

          T.   Derivative financial instruments:

               Koor and its subsidiaries enter into option contracts and forward transactions that are designated to reduce the specific risks (i.e., commitments for the import of raw materials, export of goods, liabilities linked to the CPI or foreign currency) involved in the exposure to fluctuations in the exchange rates of foreign currency and changes in the CPI.

               The results of option contracts and future transactions for the purchase or sale of foreign currency, which are designated to hedge the proceeds from export and the cost of imports against changes in foreign currency (hedging transactions), are recorded in the statement of operations, concurrently with the recording of the related import and export results.

               The results of option contracts and forward transactions for the purchase or sale of foreign currency intended to hedge certain net assets, but not classified as hedging transactions, are recorded in the statement of operations, as financing expenses in the period of the change in the exchange rate of the hedged balances.

               The fair value of derivative financial instruments is established according to their market values, and when such does not exist, according to a valuation model.

          U.   Earnings per share:

               Earnings per share data are computed in accordance with Opinion 55 of the ICPAI.

          V.   Data regarding the CPI and the exchange rate of foreign currency:

          1.   Below is data regarding the CPI and the US dollar exchange rate:

                                                   Israeli      Exchange rate
                                                      CPI*       of one U.S.$
                                             -------------      -------------
                                                    Points                NIS
                                             -------------      -------------
               For the year ended:
               December 2000                        168.53              4.041
               December 1999                        168.53              4.153
               December 1998                        166.30              4.160

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------
Note 2 - Significant Accounting Polices (cont'd)

          V.   Data regarding the CPI and the exchange rate of foreign currency:
               (cont'd)

                                                   Israeli      Exchange rate
                                                      CPI*       of one U.S.$
                                             -------------      -------------
                                                         %                  %
                                             -------------      -------------
               Changes during:

               2000
               1999                                      -               (2.7)
               1998                                    1.3               (0.2)
                                                       8.6               17.6


                                                                            %
                                                                -------------
               Real increase (decrease) in the CPI
                relative to the exchange rate
                of the dollar during the year:
                2000                                                      2.7
                1999                                                      1.5
                1998                                                     (8.3)

               (*) According to the index in respect of the month (1993 average basis = 100) ended on balance sheet date.

          2. Assets and liabilities in foreign currency or linked thereto are included in the financial statements according to the representative exchange rate, as published by Bank of Israel near the balance sheet date.

          3. Assets and liabilities linked to the CPI are included in the financial statements according to the latest index published prior to balance sheet.


Note 3 - Information Regarding Certain Investee Companies

          A.   ECI Telecom Ltd. - An Affiliated Company

          1.   Merger of ECI and Tadiran Telecommunications

               a. On 16 March, 1999 ECI Telecom Ltd. (hereinafter: "ECI") and Tadiran Telecommunications Ltd. (hereinafter: "TTL") announced the completion of the merger between them, effective 1 January, 1999.

               b. The merger was recorded in Koor's financial statements at book value, based on the accounting principles applying to transactions in which assets of similar nature are exchanged. This treatment is different from accepted accounting treatment in the United States (GAAP), where the transaction would have been recorded at market value. See also Note 28A(2).

               c. Following the merger and before the purchase by Koor of additional shares in ECI as described in Section 2 below, the direct holdings of Koor and Tadiran Ltd. (hereinafter:
                    "Tadiran") in ECI were 16.6% and 12.6% respectively. As a result of the merger the balance of goodwill of both Koor and Tadiran in ECI increased by some NIS 179 million.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------
Note 3 - Information Regarding Certain Investee Companies (cont'd)

               d. As a result of the merger, effective 1 January, 1999, Koor no longer consolidates TTL's operations in its financial statements.

                    The details of TTL that is included in the consolidated financial statements of the company for the year ended December 1998:

                                                                 NIS millions
                                                            -----------------
                    Sales revenues                                      1,761
                    Operating income                                      179
                    Net profit as reported by TTL                         169

               2. In February 1999, Koor exercised Call options for the purchase from Clal Electronic Industries Ltd. of 3,830,000 ordinary shares of ECI at $37 per share.

               3. On 7 November 2000, the board of directors of ECI approved a resolution made in August 2000 for a division plan to split ECI into five separate companies which were to deal with the following separate areas: access products, transmission, optic fiber networks, telephony solutions for advanced networks, wireless communications and ECI Industries - which would be a holding and subcontractor company for the new companies. The purpose of the demerger plan was that ECI would continue to operate its existing manufacturing business, and, unless otherwise resolved by the board of directors, it would continue to hold shares in Ectel Ltd. and in various start-up companies. Similarly, it would temporarily provide management services and other technological services. The implementation of the split is subject to receipt of an exemption from tax for the division transaction under section 105 of the Income Tax Law in Israel, and the readiness of various departments to split, and the situation of the capital market. It is absolutely uncertain as to whether the original plan shall be implemented exactly as intended. As part of this plan, it was resolved to cease producing and developing certain products and to fire employees and to remove equipment that would become redundant in the new organizational structure. Therefore ECI noted allocations in its reports for reorganization expenses in the sum of $26 million and allocations for reduction of the value of fixed and intangible assets in the sum of $23 million based on external evaluation. On 1 January 2001, the company set up five subsidiaries which received the employees of the various operational departments. The subsidiaries act at present as branches of the company in respect of their areas of operations, until their shares are floated or until such other date as may be determined.

               4. During 2000 ECI recorded an expense of $29 million for the purchase of R&D in progress deriving from acquisition of companies.

               5. In 2000, ECI recorded a capital gain of some $31 million from the exercise of traded shares in Terayon Communications Systems Ltd., which were received by ECI as part of a share swap with Telegate Ltd. at the end of 1999.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------
Note 3 - Information Regarding Certain Investee Companies (cont'd)

          A.   ECI Telecom Ltd. - An Affiliated Company (cont'd)

          6. Adjustment of the net loss of ECI based on the loss reported by ECI pursuant to the United States accounting regulations, to the profit pursuant to Israeli accounting regulations, see Note 28(A)(15).

          B.   Tadiran Ltd. - consolidated company

          1. In 1999, Tadiran sold its holdings in Contahal Ltd., Advanced Technology Ltd., Tadiran Information Systems Ltd. and Tadiran Com. Ltd. at a pre-tax capital gain of some NIS 560 million.

          2. In 2000 an agreement was signed between Tadiran, the company and Elisra Electronic Systems Ltd. (hereinafter - "Elisra"), whereby Tadiran transferred its entire holdings (100%) in Elisra to the company, free of charge, effective from 1 January 2000. Immediately after transfer of the shares, Elisra received shares in Tadiran Spectralink Ltd. and in Tadiran Electronic Systems Ltd. (wholly-owned companies of Tadiran), free of charge. The shares transfer is conducted under the tax exemption conferred by section 104 of the Income Tax Law in Israel.

          3. On 15 February 2000 a deal to sell all of the holdings of Tadiran in Tadiran Telmetics Ltd. under an agreement dated 25 November 1999 was closed, in consideration for NIS 31 million. After recording an allocation for devaluation in 1999, no significant capital gain was recorded from the sale.

          4. On 30 March 2000, a transaction to sell all of the holdings (some 56%) of Tadiran in Tadiran Appliances Ltd. under an agreement dated 30 December 1999 was closed, in consideration for NIS 134 million. After recording an allocation for devaluation in 1999, no significant capital gain was recorded from the sale.

          5. On 25 July 2000, a deal to sell all of the holdings of Tadiran (100%) in Tadiran Batteries Ltd. was closed in consideration for NIS 33 million including dividends. The capital gain after tax in the third quarter amounted to the sum of some NIS 56 million.

          6. For sale of Tadiran's holdings in ECI, see note of events following date of balance sheet. Subsequent to balance sheet date, Tadiran sold its holding in ECI to Koor, see Note 27.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------
Note 3 - Information Regarding Certain Investee Companies (cont'd)

          C.   Makhteshim Agan Industries Ltd. - Consolidated Company

          1. On 26 December, 1999 the Board of Directors of Makhteshim Agan Industries Ltd. (hereinafter: "M-A Industries") decided on a plan to reorganize the group in light of the continuing crisis in the global agro-chemicals industry, which will be applied in the Company and its investee companies overseas and in Israel, and which will include mainly a focus on the company's key areas of business, closing and relocating production installations, cutting fixed costs, as well as employee retirement. The total cost of the plan, the implementation of which has commenced, is estimated to be approximately $ 36 million (before tax on income).

          2. During 1999 the local currency in Brazil was devalued in relation to the dollar by approximately 48%, and the currency rate was extremely volatile during this period.

               Until the third quarter of 1999 most of the customer debts of the consolidated company in Brazil were linked to the exchange rate of the dollar. During the third quarter, owing to the sharp cumulative rise in the exchange rate of the local currency against the dollar, the customer market in Brazil no longer accepts linkage to the dollar and therefore, customer balances of the consolidated company in Brazil, as at 31 December, 2000, amounting to a total of $111 million, are not linked to the dollar.

               As a result of the change in the accounting method in the third quarter of 1999, relating to the linkage of customer balances, a customer debt from the previous period was adjusted to the new accounting method, and this led to inclusion of expenses amounting to $ 12.7 million deriving from the adjustment of customer balances and from the granting of discounts due to the devaluation. Financing expenses, net, include expenses for translation differentials amounting to approximately $8 million, which stemmed mainly from the devaluation of the local currency in Brazil in the first quarter of 1999.

          3. During 2000, subsidiaries of M-A Industries entered into agreements with Banks under which the companies sold certain customer debts to the Banks. In the balance sheet of 31 December, $40 million reduced the receivable balance for surplus sold. The gap between the balance on the books value of the debts sold and the consideration received was moved to the financing item.

               Under these agreements, the subsidiaries undertook to indemnify the Banks in certain circumstances which are defined in the agreements, under which the debts will not be paid.

          4. In August 2000, M-A Industries exercised an option granted to it and purchased 50% of the shares in Luxembourg company in consideration for some $ 8 million. Following this acquisition, M-A Industries has complete ownership and control over this company.

               The surplus cost relating to goodwill generated from this deal amounted to some $ 9 million.

          5. Further to the agreement of 1998, in December 2000, the subsidiaries of M-A Industries signed an agreement with the shareholders of Proficol - a subsidiary proportionally consolidated at a rate of 45% of M-A Industries, under which an additional 12.5% were purchased in consideration for $ 5.9 million, (which was being paid as an advance in 1998).

               Surplus cost generated from this sale amounted to some $ 4 million and was attributed to goodwill. As of 31 December 2000, M-A Industries is consolidating Proficol into its financial statements.

          6. On 4 August 2000, an agreement was signed between one of the companies in the M-A Industries group and the external shareholders in a subsidiary of M-A Industries in Brazil (hereinafter: "Milenia"), for the purchase of all of their shares at a rate of some 28.5% in Milenia (hereinafter: the "minority shares").

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------
Note 3 - Information Regarding Certain Investee Companies (cont'd)

          C.   M-A Industries Ltd. - Consolidated Company (cont'd)

          Consideration to the minority shareholders for the purchase of their shares included the following components:

               1.   Immediate cash payment of about $22 million.

               2. The minority shareholders received 12.4 million shares of M-A Industries, which are owned by another subsidiary company of M-A Industries, with a market value on the date of the transaction of about $28 million. Of the above-mentioned shares, 10.4 million shares were granted immediately and the balance will be granted in April 2002. For 8.9 million of these shares the minority shareholders were granted a PUT option granting them, on certain terms, the right to sell the shares to the other subsidiary on 31 January, 2002, in consideration of $2.57 per share (being $2.42 plus interest at a rate of 10% p.a. for the option period).

                    M-A Industries share price as of 31 December 2000 is $2.45

               3. Future payment according to the cumulative profits of Milenia in the years 2000-2001, in an amount likely to reach $27 million if the cumulative profits reach at least $50 million.

               Following the acquisition, M-A Industries has full ownership and control of Milenia. The surplus cost generated on the date of the acquisition amounts to approximately $37 million (by the assessment of the management with regard to Milenia's profits as set out in paragraph 3).

               As at the balance sheet date Koor's holdings are some 58.86% of the issued share capital of M-A Industries. Presuming that the minority holds the shares in M-A Industries and does not exercise the PUT options, it will reach a rate of holding of Koor in M-A Industries of some 57.4%.

               The goodwill generated from the sale is to be amortized over a period of 20 years, which is appropriate in the opinion of M-A Industries. The main reasons for the amortization of goodwill over a period of 20 years include:

               - No significant technological changes are anticipated in Milenia's sphere of activity.
               -    Milenia's customers have very low turnover.
               - The agrochemical market in Brazil is the third largest in the world, and the only one of the large markets currently experiencing growth.

          7. Wholly owned subsidiaries of M-A Industries signed agreements in November 2000 with Syngenta A.G., which is the largest agrochemical company in the world, for the purchase of two of its agrochemical products businesses. The consideration to be paid for the purchase of the businesses comes to some 135 million Swiss Francs. If sales rise by certain percentages over the next three years, additional consideration shall be paid which could come to about 15 million Swiss Francs.

               These agreements are subject to the consent of the European Economic Commission. Such consent was received subsequent to balance sheet date.

          D. Mashav Enterprise and Development Ltd. - a proportionately consolidated investee

               In January 2000 a transaction for the sale of Mashav was closed between Koor and Clal Industries & Investments Ltd. (hereinafter:
               "Clal") whereby Koor sold Clal all its holdings (50%) in Mashav Enterprise and Development (hereinafter: "Mashav") in consideration for NIS 890 million and 47.5% of the share capital in Mashal Alumina Industries Ltd. The capital gain to Koor from this sale is some NIS 363 million before tax, and after tax is some NIS 234 million.

               During December 1999 before conclusion of the transaction, Mashav distributed a dividend to Koor and Clal in the total amount of NIS 710 million.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------
Note 3 - Information Regarding Certain Investee Companies (cont'd)

          D. Mashav Enterprise and Development Ltd. - a proportionately consolidated investee (cont'd)

               Below are data (on the basis of relative consolidation) from Mashav's financial statements for 1999.

                                                                 NIS millions
                                                            -----------------
               Total assets                                             1,300
               Shareholders' equity                                       544
               Revenues from sales                                        876
               Operating earnings                                         134
               Net profit                                                  97

          E.   Telrad Networks Ltd. - consolidated company

          1. On 30 August, 2000, a series of agreements was signed and closed between Koor, Telrad Networks Ltd. (hereinafter - Telrad) and Nortel Networks Ltd. (hereinafter "Nortel"), a Canadian international telecommunications company.
               Pursuant to the agreements, Nortel established a new company in Israel, Nortel Networks Israel (Sales and Marketing) Limited (hereinafter "Nortel Israel") controlled by Nortel. Koor Group holds 28% of the non-voting rights to profits and has the right to appoint one director out of six. Under the series of agreements, Koor was granted a PUT option to sell Nortel the shares held by Koor in Nortel Israel and at the same time, Nortel was granted a CALL option to purchase these shares from Koor. The two options have identical exercise prices, and are exercisable in 2003 at a price, which reflects the sum of Koor's investment in the company, plus a yield to be determined in the agreements. The company evaluates the reasonableness of non-exercise of either of the above options as being low.
               In light of the above, Koor's investment in Nortel is presented by the cost method under the item Investments and other debts receivable.

               As part of the series of agreements, the Koor group invested a sum of some $ 5.6 million in the share capital of Nortel Israel and provided it with an owners' loan of some $ 42 million. The loan is to be paid in 2003, and bears interest at a rate of 6 % p.a.

               Similarly, on the date of effecting the said transactions, Nortel exercised the option granted to it in 1997 and sold 20% of the shares in Telrad to Koor for $ 45 million, thereby making Telrad a fully-owned subsidiary of Koor.
               Concurrently, Telrad signed an agreement whereby the marketing, the installations and the support in Israel, Africa and several other countries, of the public networks and TX1 business exchanges, will from now on be effected by Nortel Israel, and elsewhere will be effected by another company of Nortel Group. Telrad will serve as a sub-contractor of Nortel Israel for the manufacture of exchanges, which will be marketed by Nortel Israel for the period defined in the agreement.
               These activities in 1999 and the eight months ended 31 September, 2000, constituted about 43.5% and 31.3% of Telrad's sales. Telrad received approximately $90 million for the transaction, over the book value of the transferred assets.
               As part of the above series of agreements, earlier agreements concerning a commitment made by Telrad to purchase know-how and pay royalties to Nortel, were cancelled by mutual consent.
               As a result of the transaction, Telrad recorded a capital gain, after tax, in the third quarter of 2000, of approximately NIS 258 million.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------
Note 3 - Information Regarding Certain Investee Companies (cont'd)

          E.   Telrad Networks Ltd. - consolidated company

          2. During the third quarter, Telrad sold its plant at Ma'alot to a third party. As part of the agreement, the purchaser undertook to create electronic cards for Telrad for a period of at least four years. Koor made a capital gain of some NIS 20 million after tax.

          3. A subsidiary of Telrad issued bonus shares to a third part in consideration for some NIS 61 million. An undertaking in respect of these bonus shares is presented under the item "Minority Rights".

          4. The Board of Directors of Telrad approved a retirement plan for additional employees, over and above the retirements plans from 1998 and 1999, at a total cost of approximately NIS 257 million (about NIS 175 million after tax), shown in the financial statements as at 31 December 2000 in the item Other income (expenses), net (the cost of the reorganization plan in 1998 and 1999 amounted to NIS 223 million and NIS 85 million accordingly).

          F.   Sheraton Moriah (Israel) Ltd. - consolidated company

               Since 1999, Koor has held 55% of the ownership of Sheraton Moriah (Israel) Ltd. Sheraton Moriah has been the central Koor's hotel activities since Koor sold its hotels and the Sheraton hotel management company that it owned to Sheraton Moriah in 1999. Prior to the sale of the hotels owned by Koor to Sheraton Moriah, Koor recorded a provision for a write-off in value of the hotels in the amount of NIS 38 million.

          G.   BVR Systems (1998) Ltd. - consolidated company

               During 1999 Koor purchased shares in BVR Systems (1998) Ltd. (hereinafter: "BVR") directly and via Elisra Electronic Systems Ltd. (hereinafter - Elisra) for a total cost of NIS 34 million, comprising some 28.6% of the share capital of BVR. The purchases were affected as part of trading on the NASDAQ exchange in the United States, a private issue and purchase from other shareholders. An original difference relating to goodwill of some NIS 120 million was calculated in these purchases.

               During August 2000, BVR allotted to Elisra one million ordinary shares (which are about 9% of the capital after their offering) in consideration of $ 5 million. In addition, BVR granted Elisra an option to purchase an additional 1.5 million ordinary shares of BVR by June 2003 (which are about 12% of the capital of BVR after their offering), for a total price of $ 9 million subject to the adjustments stipulated in the agreement).
               During July 2000 Elisra signed an additional agreement with a shareholder in BVR, whereby Elisra acquired all of his shares, which constitute about 10% of the share capital of BVR (before dilution), in consideration of about $ 4.5 million.
               During the third quarter of 2000, after examining the financial condition of the investment in BVR, a reduction of about NIS 40 million was recorded in the consolidated financial statements in the amount of the goodwill following non-temporary share devaluation.
               During the fourth quarter, Elisra purchased additional shares on the stock exchange (some 1.4%) for $ 0.5 million. Elisra also purchased all of the shares in BVR held by Koor. This purchase was recorded in respect of the cost of such shares in Koor's books, in accordance with the Securities Regulations regarding acts between a corporation and holders of control in it. As at the balance sheet date, Koor Group's holdings in BVR are 46%.
               In addition, Elisra signed a voting agreement with other BVR shareholders, whereby Elisra will have the right to appoint most of the members of the Board of Directors of BVR. Accordingly, the financial statements of BVR as at 30 September, 2000 were consolidated for the first time in the consolidated statements of Koor.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------
Note 3 - Information Regarding Certain Investee Companies (cont'd)

          H.   United Steel Mills Ltd. - consolidated company

               On 2 March, 2000 United Steel Mills Ltd. ("USM") (approximately 73% interest) announced that it had not reached an arrangement with the banks and other credit suppliers for restructuring USM's short-term and long-term debts, and that negotiations between USM and the banks had been terminated. The financial statements of Koor for 1999 included a provision for reduction of value of the total investment, including the loans which Koor extended to USM.

               Owing to the fact that Koor is not guarantor for the debts of USM to third parties, Koor and its legal advisers believe that Koor will not be obligated in the future to bear any financial cost beyond the above provisions, in respect of the debts of USM to third parties. Furthermore, the management of Koor does not intend to cover the past debts and the capital deficit in realization values, if any.

               On 16 March, 2000, USM and its subsidiaries filed an application in the Haifa District Court for an order to stay proceedings pursuant to Section 350 of the Companies Law, 1999 and for the appointment of a trustee.
               The court acceded to the application and granted the order against the applicants such that no legal proceeding could be continued or started against the applicants except with the consent of the court, so as to enable the formulation of a comprehensive recovery plan and a proposal for a composition of creditors.
               Similarly, the Haifa District Court decided to revoke the powers of the Board of Directors of USM and to appoint a trustee for the period of the stay of proceedings. In this ruling, all management powers in the company and the subsidiaries were vested in the trustee. The court also decided to approve an approach by the Trustee to various business corporations in order to interest them in acquiring USM and/or its subsidiaries and/or operating them. The stay of proceedings is in effect until the end of December 2000.
               Koor consented to the stay of proceedings, gratuitously and without being required to do so, and made in March NIS 15 million available in credit for the special management for current operation purposes at USM. On 16 December 2000, with all of the possible periods set out in the law for the further stay of proceedings having expired, the Court agreed to extend the period for another 6 months, after having received the consent of creditors to do so. In order to enable this extension, Koor provided, gratuitously and without being required to do so, additional credit of NIS 6 million. If there is no deficit in the trust fund, this credit (in the sum of NIS 21 million) will, under certain circumstances, have preferred status to all the company's creditors.
               A differential of NIS 21 million was recorded in Koor's financial statements for deletion of the credit which was made available.

               Below are data from USM financials statements for the year ended December 31, 2000:

                                                                 NIS millions
                                                            -----------------
               Current assets                                             167
               Fixed assets                                               209
               Current liabilities                                       (313)
               Long-term liabilities                                      (64)
               Shareholders' equity                                         -

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------
Note 3 - Information Regarding Certain Investee Companies (cont'd)

          I.   Koor Properties Ltd. - consolidated company

          1. On 3 October, 2000 Koor Properties Ltd. (a wholly owned subsidiary of Koor) sold its holdings (50%) in Carmel Gate Ltd. to a foreign company in consideration for $ 20 million. The capital gain after tax recorded by Koor in the fourth quarter was approximately NIS 52 million.

          2. On 11 October, 2000, Koor Properties Ltd. signed a series of agreements for the sale of its rights in various real estate properties, in total consideration of approximately $ 21 million. The capital gain recorded by Koor after tax is approximately
               NIS 23 million.

          J.   Koor Corporate Venture Capital

          On 2 January 2000, Koor and a wholly owned subsidiary of it set up a registered partnership called "Koor Corporate Venture Capital" through which Koor concentrates its activities in venture capital fund investments and in technological companies with growth potential. See
          Note 18B(6) for investment undertakings and investments after the date of this balance sheet.

          K.   Divestiture of additional holdings

          1. In January 2000 a transaction was closed for the sale of Koor's entire holding (approximately 51%) in Merkavim Metals Ltd. under an agreement from 7 December, 1999, in consideration of approximately NIS 18 million. The capital gain after tax amounted to approximately NIS 4 million.

          2. Following completion of a tender offer for the purchase of the holdings of various shareholders in Q Group PLC ("Q Group"), in which Koor holds, through Koor Multimedia Ltd. approximately 23%. On 18 January, 2000 Koor sold its holdings in Q Group in consideration of approximately NIS 41 million. The capital gain to Koor from this sale (before tax) amounts to approximately NIS 30 million.

          3. On 21 February, 2000 a transaction was closed for the sale of Koor's entire holding (approximately 51%) in Histour-Altiv Ltd. ("Histour"), under an agreement from 25 November, 1999. Koor invested approximately NIS 16 million in Histour, and was released from all its guarantees for the obligations of Histour towards third parties. The capital gain after tax which was generated in the sale, amounted to approximately NIS 2 million.

          4. On 16 March, 2000, sale of Koor's holding (20%) in Menorah Holdings and B. Gaon Holdings Ltd. was completed by virtue of a PUT option which was granted, in consideration of approximately NIS 12 million. The capital gain after tax which was generated in the sale, amounted to approximately NIS 2 million.

          5. On 30 March, 2000 a transaction was closed for the sale of Koor's entire holding (approximately 76%) in Middle East Tubes Ltd. pursuant to an agreement from 23 December, 1999, in consideration of approximately NIS 83 million. Following a loss of NIS 25 million which was reported by Middle East Tubes in the first quarter, Koor recorded an after-tax capital gain of approximately NIS 20 million in the first quarter of 2000.

          6. On 4 June, 2000 a transaction was closed for the sale of Koor's entire holding (approximately 33.3%) in Y.D. Vehicles and Transportation Ltd. in consideration of approximately NIS 16 million. The capital gain after tax amounted to approximately NIS 1 million.

                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------

Note 4 - Short-Term Deposits and Investments

                                                        Consolidated                             Company
                                        ----------------------------         ---------------------------
                                                         December 31                         December 31
                                        ----------------------------         ---------------------------
                                             2000               1999             2000               1999
                                        ---------      -------------         --------      -------------
                                                       NIS thousands                       NIS thousands
                                        ----------------------------         ---------------------------
Marketable securities (1):

  Debentures                              368,638            219,657          345,078            192,614
  Short-term Treasury notes                49,061             35,368           39,341             29,122
  Shares and options                      104,251             84,678           72,889             36,596
  Convertible securities                        -              1,496                -                  -
  Mutual fund participation
   certificates                            17,181             13,102                -                  -
                                        ---------          ---------        ---------          ---------
                                          539,131            354,301          457,308            258,332
Deposits in banks and financial
 institutions                              83,805             96,177                -                  -
Short-term loans and current
 maturities of loans to investees           9,092             21,857            9,092             20,765
                                        ---------          ---------        ---------          ---------

                                          632,028            472,335          466,400            279,097
                                        =========          =========        =========          =========

    (1)  Stated at market value.



Note 5 - Trade Receivables

         Consolidated:

                                                                                        December 31
                                                                      -----------------------------
                                                                            2000               1999
                                                                      ----------      -------------
                                                                                      NIS thousands
                                                                      -----------------------------
         On open account                                               2,527,220          2,936,846
         Post dated checks receivable and credit card
          companies                                                       81,586            224,222
         Current maturities of long-term trade receivables                51,489             52,139
                                                                      ----------         ----------

                                                                       2,660,295          3,213,207
                                                                      ==========         ==========
         Including:
         Affiliates                                                          311                 11
                                                                      ==========         ==========

         Proportionately consolidated companies                                -                173
                                                                      ==========         ==========

         Net of allowance for doubtful accounts                           86,069             92,022
                                                                      ==========         ==========

                                                               Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------

Note 6 - Other Receivables

                                                              Consolidated                           Company
                                               ---------------------------        --------------------------
                                                               December 31                       December 31
                                               ---------------------------        --------------------------
                                                   2000               1999            2000              1999
                                               --------      -------------        --------     -------------
                                                             NIS thousands                     NIS thousands
                                               ---------------------------        --------------------------
         Government agencies                    105,114            112,644          12,530             8,837
         Deferred taxes, see Note 16F           110,726            271,492               -           129,000
         Accrued income (including
          from a subsidiary)                     67,180             53,571           2,357             5,193
         Prepaid expenses                        35,681             76,003               -               658
         Employees                               19,274             17,591              14                15
         Affiliates - current accounts            4,197              5,631              27               394
         Proportionately consolidated
          companies                                   -             21,418               -             3,035
         Others                                 108,126            102,258           6,896             8,044
                                               --------           --------        --------          --------
                                                450,298            660,608          21,824           155,176
                                               ========           ========        ========          ========



Note 7 - Inventories and Work in Progress

         Consolidated:

                                                                                   December 31
                                                                 -----------------------------
                                                                       2000               1999
                                                                 ----------      -------------
                                                                                 NIS thousands
                                                                 -----------------------------

         A. Inventories and work in progress, net of customer advances - stated as current assets:

         Industrial inventory:
         Raw and auxiliary materials                                629,473            759,274
         Goods and work in progress (1)(2)                          264,414            341,272
         Finished goods                                             775,261            925,209
         Advances in respect of materials                             7,784             10,160
         Inventories for trading operations -
           merchandise (including advance payments)                  95,712            161,482

                                                                 ----------         ----------
                                                                  1,772,644          2,197,397

         Less - customer advances                                    11,448             73,710
                                                                 ----------         ----------

                                                                  1,761,196          2,123,687
                                                                 ==========         ==========

                                                               Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------

Note 7 - Inventories and Work in progress (cont'd)

                                                                                                 December 31
                                                                                ----------------------------
                                                                                     2000               1999
                                                                                ---------      -------------
                                                                                               NIS thousands
                                                                                ----------------------------
         B.  Customer advances, net of work in progress - stated as current liabilities:

             Customer advances in respect of work in progress(1)(3)(4)           298,975            242,510
             Less - inventory and work in progress                                 1,297             39,061
                                                                                --------           --------

                                                                                 297,678            203,449
                                                                                ========           ========
         (1)  Net of provision for loss in respect of work in progress             8,517             15,917
                                                                                ========           ========

         (2)  Including long-term contracts, net:                                      -             64,247
                                                                                ========           ========

         (3)  Not including long-term advances.

         (4) See Note 22 regarding guarantees provided for securing the gross amounts of customer advances (including long-term advances).

                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------

Note 8 - Investments in Investee companies

                                                                                                               December 31
                                                                                             ------------------------------
                                                                                                   2000               1999
                                                                                             -----------      -------------
                                                                                                              NIS thousands
                                                                                             ------------------------------

         A.       Consolidated balance sheet - affiliates

         Net asset value of the investments (1)(2)                                           1,769,216          1,957,207
                                                                                            ----------         ----------
         Goodwill (2):
         Original amount, net                                                                1,554,164          1,739,625
         Accumulated amortization                                                             (347,741)          (230,418)
                                                                                            -----------        -----------
                                                                                             1,206,423          1,509,207
                                                                                            -----------        -----------
         Long-term loans (3)                                                                    25,250             29,358
                                                                                            -----------        -----------
                                                                                             3,000,889          3,495,772
                                                                                            ===========        ===========

         (1)      As follows:
                  Net asset value of investments as at 31 December, 1991                       261,563            261,563
                  Changes from January 1, 1992:
                  Cost of shares acquired or received                                        1,090,217          1,071,477
                  Accumulated net earnings                                                     310,039            441,233
                  Changes in capital reserves and
                   foreign currency translation adjustments                                    (62,676)           (12,336)
                  Initially consolidated subsidiaries, net                                     439,016           *448,861
                  Disposals, net                                                              (268,943)         *(253,591)
                                                                                             ----------        -----------
                                                                                             1,769,216          1,957,207
                                                                                             ==========        ===========
         (2)      Including investments in companies traded on the
                   the Stock Exchange in Tel-Aviv or abroad, in NIS millions:
                  Carrying value                                                                 2,898              3,370
                                                                                              =========         ==========
                  Market value as at 31 December, 2000                                           1,951              4,517
                                                                                              =========         ==========
         (3)      Linkage terms and interest rates relating to long-term loans:
                  Linked to the CPI - in part bearing interest at the rate of 5%,
                   and in part bearing no interest                                              19,428             19,693
                  Linked to foreign currency (mainly to the dollar) - in part bearing interest up to the rate of Libor + 2%, and in part bearing
                   no interest                                                                   5,822              7,411
                  Without linkage                                                                    -              2,254
                                                                                               --------          ---------
                                                                                                25,250             29,358
                                                                                               =========         =========

         * Reclassified

                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------

Note 8 - Investment in Investee Companies (cont'd)

         B.       Company balance sheet - investees

                                                                                       December 31
                                                                                       -----------------------------
                                                                                       2000              1999
                                                                                       -------------     -----------
                                                                                       NIS thousands
                                                                                       -----------------------------

         Net asset value of the investments                                               3,963,404      * 4,417,969
                                                                                         ----------      -----------
         Goodwill:
         Original amount, net                                                             1,201,867      * 1,285,142
         Accumulated amortization                                                          (260,134)       *(156,057)
                                                                                         -----------     ------------
                                                                                            941,733        1,129,085
                                                                                         -----------     ------------
         Book value (1)                                                                   4,905,137        5,547,054
         Payments on account of shares (1)                                                   55,519           60,250
         Long-term loans and capital notes (2)                                            1,096,385          822,058
         Non-current inter-company accounts (3)                                               3,922           25,147
                                                                                         ----------      ------------
                                                                                          6,060,963        6,454,509

         Less - Company shares held by subsidiaries                                          53,641           53,641
                                                                                         ----------       -----------
                                                                                          6,007,322        6,400,868
                                                                                         ==========       ===========

         (1) As follows:
             Cost of shares including accumulated
              earnings as at 31 December, 1991                                            1,918,301        1,918,301
             Changes from January 1, 1992:
             Cost of acquired shares                                                      5,625,562        5,380,513
             Accumulated net earnings                                                       (24,098)         138,903
             Changes in capital reserves, net                                              (538,168)        (442,379)
             Disposals                                                                   (2,020,941)      (1,388,034)
                                                                                         -----------      -----------
             Book value, including payments on
              account of shares (4)                                                       4,960,656        5,607,304
                                                                                         ===========      ===========

         *Reclassified

                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------


Note 8 - Investment in Investee Companies (cont'd)

B.       Company balance sheet - investees (cont'd)

                                                                                                               December 31
                                                                                              ----------------------------
                                                                                                   2000               1999
                                                                                              ---------      -------------
                                                                                                             NIS thousands
                                                                                              -----------------------------

         (2)      Long-term loans and capital notes:
                  Long-term loans (a)                                                          146,971            254,965
                  Capital notes - unlinked and not bearing
                   interest (b)                                                                951,511            568,792
                                                                                             ----------          ---------
                                                                                             1,098,482            823,757
                  Less - current maturities of long-term loans                                   2,097              1,699
                                                                                             ----------          ---------
                                                                                             1,096,385            822,058
                                                                                             ==========          =========
         (a)      Loans classified by linkage terms and interest rates:


                                                                        Interest rate
                                                                       at December 31       December 31        December 31
                                                                       ---------------      -----------      -------------
                                                                                 2000              2000               1999
                                                                       ---------------      -----------      -------------
                                                                                    %                        NIS thousands
                                                                       ---------------      ------------------------------

                  Linked to the CPI                                            2-2.75           71,280             69,858
                  Linked to the CPI                                                -                 -             54,318
                  Linked to the CPI                                                -                 -             46,393
                  Linked to the CPI                                               6.5           24,109             30,472
                  Linked to the CPI                                       No interest           51,582             53,924
                                                                                             ---------           --------
                                                                                               146,971            254,965
                                                                                             =========           =========

         (b) Capital notes are not stated at their present value, since their repayment date has not yet been fixed by the parties.

         (3)      Non-current inter-company accounts:

                                                                                                               December 31
                                                                                              ----------------------------
                                                                                                   2000               1999
                                                                                              ---------      -------------
                                                                                                             NIS thousands
                                                                                              ----------------------------

                  Linked to the dollar exchange rate                                               121                125
                  Unlinked-bears interest at the rate of
                   the increase in the CPI                                                       3,801             25,022
                                                                                               -------            -------
                                                                                                 3,922             25,147
                                                                                               =======            ========

                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------

Note 8 - Investment in Investee Companies (cont'd)

         B.       Company balance sheet - investees (cont'd)

                                                                                                               December 31
                                                                                              ----------------------------
                                                                                                   2000               1999
                                                                                              ---------       ------------
                                                                                                              NIS millions
                                                                                              ----------------------------

         (4) Including investments in marketable shares traded on the Tel-Aviv Stock Exchange or abroad in NIS millions:

             Carrying value                                                                      1,947              2,288
                                                                                               ========           =======
             Market value as at 31 December, 2000                                                1,382              3,051
                                                                                               ========           =======

Note 9 - Other Investments and Receivables

         A.       Composition:

                                                                         Consolidated                              Company
                                                           --------------------------         ----------------------------
                                                                          December 31                          December 31
                                                           --------------------------         ----------------------------
                                                              2000               1999              2000               1999
                                                           -------      -------------         ---------      -------------
                                                                        NIS thousands                        NIS thousands
                                                           --------------------------         ----------------------------

         Deposits in banks and in
          financial institutions                          396,462            391,459           365,000            365,000
         Non-current trade receivables                     91,212            141,284                 -                  -
         Long-term loans receivable
          from others (1)                                 278,404            129,143           152,588             15,464
                                                        ---------          ---------        ----------           --------
                                                          766,078            661,886           517,588            380,464

         Marketable securities                              6,462              3,469                 -                  -


         Venture capital investment                       339,905                  -                 -                  -

         Non-marketable shares and
          payments on account                              26,147             65,597            19,047              2,812

         Others                                            26,217             26,795               140                101
                                                        ---------          ---------        ----------           ---------
                                                        1,164,809            757,747           536,775            383,377
                                                        =========          =========        ==========           =========

         (1) Including loans to
              proportionately
              consolidated companies                            -             34,527
                                                        =========           ========

                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------


Note 9 - Other Investments and Receivables (cont'd)

B. Classification by linkage terms and interest rates of deposits, non - current debts of customers and long - term loans from others:

         Consolidated:

                                                                              Average
                                                                    interest rates at
                                                                          December 31                          December 31
                                                                                              -----------------------------
                                                                                 2000            2000               1999
                                                                     -----------------        ----------     --------------
                                                                                    %                        NIS thousands
                                                                     -----------------        -----------------------------

         Linked to CPI                                                     Mainly 6.6          390,781            425,506
         Linked to foreign currency
          (mainly to the dollar)                                           Mainly 6.0          374,266            228,618
         Unlinked                                                          Mainly 9.0            1,031              7,762
                                                                                             ---------           --------
                                                                                               766,078            661,886
                                                                                             =========           ========

         Company:



                                                                                                               December 31
                                                                                              ----------------------------
                                                                                                   2000               1999
                                                                                              ---------      -------------
                                                                                                             NIS thousands
                                                                                              ----------------------------

         Linked to CPI                                                     Mainly 6.6          377,832            367,827

         Linked to the dollar                                              Mainly 6.0          139,756             12,637
                                                                                             ---------            --------
                                                                                               517,588            380,464
                                                                                              ========            ========

                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------


Note 9 - Other Investments and Receivables (cont'd)

         C. Repayment schedule of deposits, non-current customers balances and long-term loans from others, in the consolidated balance sheet:

                                                                         Consolidated                              Company
                                                            -------------------------           --------------------------
                                                                          December 31                          December 31
                                                            -------------------------           --------------------------
                                                              2000               1999              2000               1999
                                                            ------      -------------           -------      -------------
                                                                        NIS thousands                        NIS thousands
                                                            -------------------------           --------------------------

         Amounts collectible in the:
         First year                                             -             34,527                 -                  -
         Second year                                       97,444            124,279            10,000              7,267
         Third year                                       594,152             60,628           499,350                  -
         Fourth year                                       28,697            395,634             8,238            365,000
         Fifth year                                        13,206             17,093                 -              8,197
         Thereafter and without a
          specific maturity date                           32,579             29,725                 -                  -
                                                         --------           --------          --------           ---------
                                                          766,078            661,886           517,588            380,464
                                                         ========           ========          ========           =========

                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------


Note 10 - Fixed Assets

    A.       Consolidated

                                        Land   Buildings    Machinery,   Vehicles     Office      Tools Installations   Total
                                  (including                 equipment        and  furniture        and        under
                                   leasehold                       and  forklifts        and  instruments construction
                                        land)             installations            equipment              and payments
                                                                                                         on account of
                                                                                                           acquisition
                                                                                                             of assets
                                   ----------  ---------  -------------  --------  ---------  ---------  -------------  ---------
                                                                                                                        NIS
                                                                                                                        thousands
                                   -----------------------------------------------------------------------------------------------

    Cost as at
     31 December, 1999                 472,082   2,698,704     6,757,999   371,702    231,247    16,449    114,784     10,662,967

    Additions during the year           20,775     126,388       230,386    23,429     21,642      (117)    90,347        512,850

    Adjustments resulting from
     foreign currency translation
     differences*                       (4,551)    (38,667)      (54,242)   (2,750)    (4,466)        -     (1,197)      (105,873)

    Formerly consolidated             (211,817)   (570,039)   (2,591,404) (271,215)   (60,056)     (235)   (39,682)    (3,744,448)
     subsidiaries, net

    Other changes during the
     year, net                         (52,114)   (168,726)     (315,589)  (35,378)   (17,346)        -       (207)      (589,360)
                                      ---------  ----------    ----------  -------   ---------  -------    --------    -----------
    Balance as at
     31 December, 2000                 224,375   2,047,660     4,027,150    85,788    171,021    16,097    164,045      6,736,136
                                      =========  ==========    ==========  =======   ========   =======    ========    ===========

* See 2B(3).

                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------


Note 10 - Fixed Assets (cont'd)

    A.       Consolidated (cont'd)

                                        Land   Buildings    Machinery,   Vehicles     Office      Tools Installations   Total
                                  (including                 equipment        and  furniture        and        under
                                   leasehold                       and  forklifts        and  instruments construction
                                        land)             installations            equipment              and payments
                                                                                                         on account of
                                                                                                           acquisition
                                                                                                             of assets
                                   ----------  ---------  -------------  --------  ---------  ---------  -------------  --------
                                                                         NIS
                                                                         thousands
                                   ----------------------------------------------------------------------------------------------

   Accumulated depreciation as at
    December 31, 1999                 8,197    1,302,171   4,422,830     207,376    151,119          -          -       6,091,693

   Additions during the year             82       57,458     185,098      14,363     16,847          -          -         273,848
   Adjustments resulting from
    foreign currency translation
    differences*                        (20)      (8,911)    (34,473)       (888)    (2,490)         -          -         (46,782)
   Formerly consolidated
    subsidiaries, net                (5,112)    (406,719) (1,769,438)   (160,031)   (43,432)         -          -      (2,384,732)
   Other changes during
    the year, net                    (2,129)    (113,374)   (319,352)    (16,500)   (15,460)         -          -        (466,815)
                                   ---------   ----------  ----------  ----------  ---------   -------    -------     ------------
   Balance as at
    31 December, 2000                 1,018      830,625   2,484,665      44,320    106,584          -          -       3,467,212
                                   ---------   ---------   ----------  ----------  --------    -------    -------     ------------
   Net book value as at
    31 December, 2000               223,357    1,217,035   1,542,485      41,468     64,437     16,097    164,045       3,268,924
                                   =========   =========   =========    ========   =========   =======    =======      ===========
   Net book value as at
    31 December, 1999               463,885    1,396,533   2,335,169     164,326     80,128     16,449    114,784       4,571,274
                                   =========   =========   =========    ========   =========   =======    =======      ===========
       *   See Note 2B(3)

                                                       Koor Industries Ltd.
                                                   (An Israeli Corporation)

Notes to the Financial Statements
---------------------------------------------------------------------------


Note 10 - Fixed Assets (cont'd)

         A.       Consolidated (cont'd)

                  Supplementary data on consolidated fixed assets :

         (1) Some of the properties have not yet been registered in the Land Registry Office in the name of the subsidiaries, in some cases because of the absence of formal parcelisation of the area.

                  Leasehold rights are for a period of 49 years, ended in the year 2000 and thereafter. Certain leases provide an option for extension for another 49 years.

                  The cost of leasehold real estate as at 31 December, 2000, is NIS 788 million, of which NIS 453 million is under a capitalised lease.

         (2) After deduction of investment grants, net of depreciation, which have been received from the State of Israel by certain subsidiaries under the terms of the Law for the Encouragement of Capital Investments, 1959, amounting to NIS 121 million, adjusted, and NIS 130 million, adjusted, as at 31 December, 2000 and 1999, respectively (see also Note 16A).

         (3) Includes capitalised interest amounting to NIS 65,573 thousand, adjusted, and NIS 73,404 thousand, adjusted to 31 December, 2000 and 1999, respectively.

         (4)      As for amounts charged to cost of fixed assets, see Note
                  23B. and E.

         (5) Including fully depreciated assets amounting to NIS 1,367 million, adjusted to 31 December, 2000.

         (6)      See Note 22 regarding liens.

                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------

Note 10 - Fixed Assets (cont'd)

         B.       Company

         Composition of the assets and accumulated depreciation, according to major groups, and changes therein during the current year, are as follows:

                                                        Balance at
                                                         beginning              Changes during the year         Balance at
                                                           of year          Additions         Disposals        end of year
                                                        ----------          ---------     -------------        -----------
                                                                                          NIS thousands
                                                                            ----------------------------------------------

         Cost:

         Offices and land *                                33,624                323                 -             33,947
         Vehicles                                           1,396                  -              (674)               722
         Office equipment                                   5,363                438               (15)             5,786
                                                         --------           --------          ---------           --------
                                                           40,383                761              (689)            40,455
                                                         --------           --------          ---------           --------

         Accumulated depreciation:
         Offices                                              336                899                 -              1,235
         Vehicles                                             434                162              (294)               302
         Office equipment                                   1,213                589               (11)             1,791
                                                         --------           --------           --------            -------
                                                            1,983              1,650              (305)             3,328
                                                         --------           --------           --------            -------

         Net book value:
         Land and offices                                  33,288                                                  32,712
         Vehicles                                             962                                                     420
         Office equipment                                   4,150                                                   3,995
                                                         --------                                                 --------
                                                           38,400                                                  37,127
                                                         ========                                                 ========

         (*) Represents the ownership of two stories in an office building in Tel Aviv and leasehold rights to land in Dimona, in an area of 27 dunams, not yet registered in the Company's name. These offices have not as yet been registered in the name of the Company at the Land
                  Registry Office. The offices are on land leased under a capital lease for a period of 49 years ending in 2044.

                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------

Note 11 - Other Assets, Net of Amortization

                                                                         Consolidated                              Company
                                                         ----------------------------         ----------------------------
                                                                          December 31                          December 31
                                                         ----------------------------         ----------------------------
                                                              2000               1999              2000               1999
                                                         ---------      -------------         ---------      -------------
                                                                        NIS thousands                        NIS thousands
                                                         ----------------------------         ----------------------------

         Intangible assets:

         Goodwill:
         Original amounts                                 755,359            443,135                 -                  -
         Accumulated amortization                         150,044             84,993                 -                  -
                                                        ---------          ---------         ----------         ---------
                                                          605,315            358,142                 -                  -
                                                        ---------          ---------         ----------         ---------

         Licensing of products abroad:
         Original amounts                                 428,148            392,903                 -                  -
         Accumulated amortization                         216,157            189,502                 -                  -
                                                        ---------          ---------         ----------         ----------
                                                          211,991            203,401                 -                  -
                                                        ---------          ---------         ----------         ----------

         Know-how, software, patents and others:
         Original amounts                                  80,150             94,599                 -                  -
         Accumulated amortization                          37,048             30,892                 -                  -
                                                         --------          ---------         ----------          ---------
                                                           43,102             63,707                 -                  -
                                                         --------           --------         ----------          ---------

         Deferred expenses:

         Debentures issuance costs:
         Original amount                                   24,025             41,854            16,228             25,004
         Accumulated amortization                          23,485             39,840            15,688             23,440
                                                          -------            -------          --------            --------
                                                              540              2,014               540              1,564
                                                          -------            -------          --------            --------
                                                          860,948            627,264               540              1,564
                                                          =======            =======           =======            ========

                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------


Note 12 - Credit from Banks and Others

         A.       Composition:

                                                                         Consolidated                              Company
                                                       ------------------------------        -----------------------------
                                                                          December 31                          December 31
                                                       ------------------------------        -----------------------------
                                                              2000               1999              2000               1999
                                                       -----------      -------------        ----------      -------------
                                                                        NIS thousands                        NIS thousands
                                                       ------------------------------        -----------------------------

         From banks                                     1,830,553          2,479,869           276,517            241,410
         From others                                       10,772                386             8,178                  -
                                                       ----------         ----------         ---------           --------
                                                        1,841,325          2,480,255           284,695            241,410

         Current maturities of long-term
          loans and debentures
          (see Note 15)                                   854,191          1,078,759           659,853            736,106
                                                       ----------         ----------         ---------          ---------
                                                        2,695,516          3,559,014           944,548            977,516
                                                       ==========         ==========         =========          =========

         B.       Classification by linkage terms and average interest rates:

                                                                              Average
                                                                    interest rates at                         Consolidated
                                                                          December 31                          December 31
                                                                                 2000              2000               1999
                                                                    -----------------      ------------      -------------
                                                                                    %                        NIS thousands
                                                                    -----------------      -------------------------------

         Linked to foreign currency (mainly to the dollar)                 5.0 - 12.8        1,310,976          1,737,078
         Linked to the CPI                                                          -                -             79,019
         Unlinked                                                          8.2 - 12.6          530,349            664,158
                                                                                             ---------          ---------
                                                                                             1,841,325          2,480,255
                                                                                             =========          =========

                                                                              Average
                                                                    interest rates at                              Company
                                                                          December 31                          December 31
                                                                                 2000              2000               1999
                                                                    -----------------       -----------      -------------
                                                                                    %                        NIS thousands
                                                                    -----------------       ------------------------------

         Linked to the dollar                                                    6.9          101,606            240,961
         Unlinked                                                                8.2          183,089                449
                                                                                             --------           --------
                                                                                              284,695            241,410
                                                                                             ========           =========

         C.       See Note 22 regarding liens to secure credit.

                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------

Note 13 - Trade Payables

                                                                                                              Consolidated
                                                                                               ---------------------------
                                                                                                               December 31
                                                                                               ---------------------------
                                                                                                   2000               1999
                                                                                               --------      -------------
                                                                                                             NIS thousands
                                                                                               ---------------------------

         Including notes payable                                                                18,840             28,681
                                                                                                ======             ======


Note 14 - Other Payables

                                                                         Consolidated                              Company
                                                          ---------------------------           --------------------------
                                                                          December 31                          December 31
                                                          ---------------------------           --------------------------
                                                              2000               1999              2000               1999
                                                          --------      -------------            ------      -------------
                                                                        NIS thousands                        NIS thousands
                                                          ---------------------------            -------------------------

         Employees and withholdings
          remittable                                      172,844            194,633             6,284              5,834
         Provision for vacation pay and
          vacation expense allowance                      112,779            159,043               964              1,445
         Expenses to be paid                              219,350            238,756            26,281             27,267
         Government agencies
          (including taxes)                                89,182            202,188             4,911             38,142
         Provision for warranty and
          repairs                                          34,980             64,636                 -                  -
         Payables for purchase of
          investments                                       3,645            112,597                 -                  -
         Severance pay payable and
          current portion of early
          retirement pensions
          (see Note 17)                                   181,343            187,488               520                300
         Reserve for internal insurance                    15,797             30,122             9,164             14,150
         Interim dividend to Koor
          shareholders                                          -            165,172                 -                  -
         Deferred income                                   13,552             49,950               480                654
         Affiliated companies                                  18                 20                 -                  -
         Provision for loss for consolidated
          company (see Note 3H)                            53,765             33,837            23,637             24,709
         Others                                           180,280            295,470            23,000             21,709
                                                       ----------         ----------         ---------           --------
                                                        1,077,535          1,733,912            95,241            134,210
                                                       ==========         ==========         =========           ========
         Includes interested parties                                                               808                830
                                                                                             =========           =========

                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------

Note 15 - Long Term Liabilities

         A.       Loans

                                                                         Consolidated                              Company
                                                     --------------------------------     --------------------------------
                                                                          December 31                          December 31
                                                     --------------------------------     --------------------------------
                                                              2000               1999              2000               1999
                                                     -------------      -------------     -------------      -------------
                                                     NIS thousands      NIS thousands     NIS thousands      NIS thousands
                                                     -------------      -------------     -------------      -------------

         1.       Loans from banks                      3,739,129          4,644,001         2,096,614          2,795,670
                  Less - current maturities               713,879            952,114           465,715            666,891
                                                      -----------        -----------       -----------         ----------
                                                        3,025,250          3,691,887         1,630,899          2,128,779
                                                      -----------        -----------       -----------         ----------

         2.       Loans from others:
                  Shareholders in
                   subsidiaries and in
                   proportionately
                   consolidated companies                  25,114             58,350                 -                  -
                  Investees                                     -                400           115,752             42,027
                  Receipts from time-sharing
                   units                                   34,724             35,302                 -                  -
                  Deferred income                          14,390                  -                 -                  -
                  Others and long-term
                   accrued expenses                       117,472             42,637                 -                  -
                                                       ----------         ----------         ---------           --------
                                                          191,700            136,689           115,752             42,027
                  Less - current
                   maturities                               2,852              3,629            97,287             12,685
                                                       ----------         ----------         ---------           --------

                                                          188,848            133,060            18,465             29,342
                                                       ----------          ---------         ---------          ---------
                  Total loans                           3,214,098          3,824,947         1,649,364          2,158,121
                                                       ==========          =========         =========          =========

         3.       Classification by linkage terms and interest rates:

                  The consolidated balance sheet:

                                                                     Interest rate at
                                                                          December 31                          December 31
                                                                                 2000              2000               1999
                                                                   ------------------       ------------------------------
                                                                                    %                        NIS thousands
                                                                   ------------------       ------------------------------

                  Foreign currency (mainly US dollar)                             6-9        3,239,208          3,937,683
                  Dollar exchange rate or CPI - the higher
                   of the two                                                    5.25          107,929            216,850
                  CPI                                                         Up to 5           18,031            297,170
                  CPI                                             Above 5 (mainly 6.2)         516,547            322,783
                  Unlinked                                                No interest           49,114              6,204
                                                                                            ----------         ----------
                                                                                             3,930,829          4,780,690

                  Less - current maturities                                                    716,731            955,743
                                                                                            ----------          ---------
                                                                                             3,214,098          3,824,947
                                                                                            ==========          ==========

                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------

Note 15 - Long Term Liabilities (cont'd)

         A.       Loans (cont'd)

         The Company balance sheet:
                                                                     Interest rate at
                                                                          December 31                          December 31
                                                                                 2000              2000               1999
                                                                     ----------------        ----------      -------------
                                                                                    %                        NIS thousands
                                                                     ----------------        -----------------------------

         a.  From banks

             Dollar exchange rate or CPI - the higher of the two                 5.25          107,929            216,830
             CPI                                                           5.05 - 6.3          505,581            397,329
             US dollar                                                      6.23-7.65        1,483,104          2,181,511
                                                                                           -----------        -----------
                                                                                             2,096,614          2,795,670
             Less - current maturities                                                         465,715            666,891
                                                                                           -----------        -----------
                                                                                             1,630,899          2,128,779
                                                                                           ===========        ===========

                                                                     Interest rate at
                                                                          December 31                          December 31
                                                                                 2000              2000               1999
                                                                     ----------------      --------------------------------
                                                                                    %                        NIS thousands
                                                                     ----------------      --------------------------------

         b   From investees:

             CPI                                                               4-4.75          115,752             41,227
             Unlinked -capital notes                                               -                 -                800
                                                                                            ----------           ---------
                                                                                               115,752             42,027
             Less - current maturities                                                          97,287             12,685
                                                                                            ----------           ---------
                                                                                                18,465             29,342
                                                                                            ==========           =========

                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------

Note 15 - Long Term Liabilities (cont'd)

         B.       Debentures

                                                                         Consolidated                              Company
                                                     --------------------------------     --------------------------------
                                                                          December 31                          December 31
                                                     --------------------------------     --------------------------------
                                                              2000               1999              2000               1999
                                                     -------------      -------------     -------------      -------------
                                                     NIS thousands      NIS thousands     NIS thousands      NIS thousands
                                                     -------------      -------------     -------------      -------------

         1.  Debentures                                    65,287             96,536                 -                  -
             Less - current maturities                     31,338             31,308                 -                  -
                                                       ----------           --------         ---------          ----------
                                                           33,949             65,228                 -                  -
                                                       ==========           ========         =========          ==========

         2.  Debentures convertible into
             Shares Issued by Koor:
             Series E                                           -             20,329                 -             20,329
             Series F                                     108,703            144,803           108,703            144,803
                                                       ----------           --------         ---------          ---------
                                                          108,703            165,132           108,703            165,132

         Debentures convertible into
           shares of investee companies:
           Issued by Koor                                  60,615             62,295            60,615             62,295
           Issued by subsidiaries and
           Proportionately consolidated
           companies                                        9,271             44,440                 -                  -
                                                       -----------         ---------         ---------          ----------

         Total debentures convertible
          into shares                                     178,589            271,867           169,318            227,427
         Less - current maturities                        106,122             91,708            96,851             56,530
                                                       ----------          ---------         ---------          ----------
                                                           72,467            180,159            72,467            170,897
                                                       ==========          =========         =========          ==========

         3.       Debentures convertible into shares in Koor:

         (a) NIS 11,340 thousand par value of debentures (Series E) are linked to the CPI of December 1992 and bear interest at an annual rate of 1.75%. The debentures were redeemed on 31 January, 2000.

         (b) NIS 70,305 thousand par value of debentures (Series F), traded on the Tel-Aviv Stock Exchange, are linked to the CPI of April 1994 and bear interest at an annual rate of 2.75%. The debentures are redeemable, if not previously converted into shares, in the years 2000-2003. The debentures are convertible into registered ordinary shares of Koor of a par value of NIS 0.001 at the conversion rate of NIS 330 par value of debentures for 1 ordinary share.

                  In the current period debentures of a par value of NIS 23,435 thousand (Series F) were converted into shares. As at December 31, 2000 it is not probable that the debentures will be converted.

         (c) The debentures are secured by a first degree fixed token charge on a NIS 1 coin deposited with a trustee. In addition, Koor undertook not to create any charges on its assets, whether fixed or floating, prior to receiving the trustee's explicit approval, and on the condition that a charge of the same degree will also be registered in favor of the trustee to secure the debentures, except for a token charge to secure additional series of debentures that will be issued by Koor.

                                                       Koor Industries Ltd.
                                                   (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------

Note 15 - Long Term Liabilities (cont'd)

         B.       Debentures (cont'd.)

         (d) According to the prospectuses of the issue of Koor's convertible debentures, Koor will refrain from any distribution of dividends out of capital reserves, or from profits deriving from capital reserves, either of the Company or of the subsidiaries.

         4. The debentures are classified by linkage basis and interest rate as follows:

         (1) Convertible debentures issued by the company, subsidiaries and proportionately consolidated companies:


                                              Interest rate as at                                            Consolidated
                                                      December 31                                             December 31
                                                             2000                                  2000              1999
                                                                %           Maturity      NIS thousands     NIS thousands


                      Linked to CPI (a)                       3.0          2000-2001             9,271            44,440
                      Linked US dollar (b)                    2.5               2001            60,615            62,295
                                                                                             ---------         ---------
                                                                                                69,886           106,735
                                                                                             =========         =========

                  (a) NIS 9,271 thousand debentures were issued by United Steel Mills Ltd., see also Note 3H.

                  (b) Debentures convertible in to ECI shares held by Koor at a minimum realization price of $50 per share.

                  The convertible debentures are, for the most part, secured by a subordinated floating charge on the entire assets of the issuing companies and some by a token charge.

         (2) Debentures of Series 7 issued by "Koor issuers" bear interest of 4.5% and are linked to the CPI, both as to principal and interest, and are redeemable until 2002.

                  The debentures are secured by a floating charge on all the said company's assets. Under the terms of the trust deed the Company has guaranteed the full payment of all principal, interest and linkage differences of the debentures. The Company registered a "negative pledge" to secure its guarantee.

                                                       Koor Industries Ltd. An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------

Note 15 - Long Term Liabilities (cont'd)

    C.       Liabilities (net of current maturities) that will mature in the following years subsequent to balance sheet date, are as follows:

    1.  Consolidated
                              Loans from banks  Loans from others          Debentures                Total
                           -------------------  -----------------     ---------------   ------------------
                                   December 31        December 31         December 31          December 31
                           -------------------  -----------------     ---------------    -----------------
                            2000          1999      2000     1999       2000     1999        2000     1999
                           -----      --------  --------   ------     ------  -------    --------   ------
                                                             NIS thousands
                           --------------------------------------------------------------------------------

        Second year          212,922    811,495   98,355   15,124     70,242  139,065     381,519    965,684
        Third year         1,987,114    298,189   13,436   13,969     36,174   70,121   2,036,724    382,279
        Fourth year          536,408  1,853,130   10,107    9,008          -   36,201     546,515  1,898,339
        Fifth year           132,030    393,569   11,819   10,097          -        -     143,849    403,666
        Sixth year            50,825    172,242    4,415   17,733          -        -      55,240    189,975
        Subsequent years     105,951    163,262   50,716   67,129          -        -     156,667    230,391
                           ---------  ---------  -------  -------    -------  -------   ---------  ---------
                           3,025,250  3,691,887  188,848  133,060    106,416  245,387   3,320,514  4,070,334
                           =========  =========  =======  =======    =======  =======   =========  =========

    2.  The Company

                              Loans from banks   Loans from investees    Convertible debentures               Total
                           -------------------   --------------------   -----------------------    ----------------
                                   December 31            December 31               December 31         December 31
                           -------------------   --------------------   -----------------------    ----------------
                            2000          1999    2000           1999    2000              1999    2000        1999
                           ------        -----   -----       --------   -----          --------    ----       -----
                                                                NIS thousands
                           ----------------------------------------------------------------------------------------

        Second year                -     477,595  18,465       12,685       36,236       98,495       54,701     588,775
        Third year         1,622,761           -       -       15,857       36,231       36,201    1,658,992      52,058
        Fourth year                -   1,651,184       -            -            -       36,201            -   1,687,385
        Fifth year                 -           -       -            -            -            -            -           -
        Sixth year             8,138           -       -            -            -            -        8,138           -
        Subsequent years           -           -       -          800            -            -            -         800

                           1,630,899   2,128,779  18,465       29,342       72,467      170,897    1,721,831   2,329,018


        D.    See Note 22 for details of security pledged to secure loans.

                                                       Koor Industries Ltd.
                                                    An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 16 - Taxes on Income

         A. Tax benefits under the Law for Encouragement of Capital Investments, 1959:

                  Under this law, by virtue of the "approved enterprise" status granted to certain enterprises of several investees, these companies are entitled to various tax benefits. The income derived from these enterprises during a period of up to 10 years, from the year in which these enterprises first had taxable income (limited to 12 years from commencement of production or 14 years from the date of the approval, whichever is earlier), is subject to a corporate tax rate of 0 - 25%.

                  For fixed assets serving the approved enterprise, investees are entitled to an accelerated amortization deduction over five years.

                  In the event that an investee distributes a dividend to shareholders out of income attributable to revenues from an approved enterprise which received a tax exemption, the company that distributes the dividend would be liable to tax at 25% of the earnings distributed. Deferred taxes in respect of income from approved enterprises were not provided, since it is the Group's policy not to initiate a distribution of dividend that involves an additional tax liability to the Group.

                  Benefits are conditional upon the fulfillment of terms set out in law or in deeds of approval. Non-fulfillment of terms could cause cancellation of the benefit, in whole or in part, and the return of benefit sums, plus interest and linkage differentials. The investees met all terms set out as above as at the dates of the financial reports.

                  As security for the implementation of the approved projects and compliance with the conditions of the approval, a charge has been registered on the above subsidiaries' assets in favor of the State of Israel.

         B. Measurement of results for tax purposes in accordance with the Income Tax (Inflationary Adjustments) Law, 1985 (hereinafter - "the Adjustments Law"):

                  In accordance with the Adjustments Law, the results for tax purposes are measured in real (non-inflationary) terms, based on the changes in the CPI.

         C.       Law for the Encouragement of Industry (Taxation), 1969:

                  Certain companies qualify as "industrial companies" under the above law. By virtue of this status and certain regulations published under the inflationary adjustments law, the companies are entitled to claim, and have in fact claimed, accelerated rates of depreciation.

         D.       Tax rates applicable to income from other sources:

                  Income not eligible to "approved enterprise" benefits, mentioned in item A. above, is liable to tax at the regular rate of 36%.

         E. Losses for tax purposes carried forward to future years and tax assessments:

         1. The consolidated balance of net operating and capital tax loss carryforwards at 31 December, 2000, amounted to approximately NIS 921 million, out of which NIS 509 million relates to Koor.

                                                       Koor Industries Ltd.
                                                    An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------

Note 16 - Taxes on Income (cont'd)

         E. Losses carried forward to future years and tax assessments (cont'd.):

                  In 1999 the utilization of capital losses and part of the business losses carried forward for the Company's tax purposes became feasible and in 1999 Koor accordingly recorded a tax asset of NIS 129 million against the tax income.


                  Under the Inflationary Adjustments Law, carryforward tax losses are linked to the CPI.

         2. Final tax assessments have been received by the Company and by some of the subsidiaries through the 1999 tax year. Some of the Group companies have received final assessments through the 1993 tax year.

                  The Company has received final assessments until 1998 tax year.

         F.       Deferred taxes:

         1. Deferred taxes are presented in the consolidated balance sheet as follows:

                                                                                                      December 31
                                                                                   ------------------------------
                                                                                          2000               1999
                                                                                   -----------      -------------
                                                                                                    NIS thousands
                                                                                   ------------------------------

                  Within current assets in respect of:
                  Provision for vacation pay and severance benefits                   (78,239)           (73,843)
                  Operating loss and capital loss carryforwards (1)                   (16,552)          (151,056)
                  Inventory, net of customer advances                                   4,255             (9,428)
                  Timing differences in respect of recognition of
                   income and expenses                                                (20,190)           (37,165)
                                                                                   -----------        -----------
                  Total in current assets                                            (110,726)          (271,492)
                                                                                   -----------        -----------

                  Within long-term liabilities in respect of:
                  Depreciation                                                        311,532            391,212
                  Operating loss carryforwards                                       (422,254)          (450,066)
                  Capital loss carryforwards                                          (12,351)           (37,500)
                  Liability in respect of employee severance benefits                 (83,184)           (90,459)
                  Other                                                                (5,399)            17,339
                                                                                   -----------         ---------
                                                                                     (211,656)          (169,474)
                  Balance not expected to be realized (2)                             331,703            406,369
                                                                                   -----------         ----------

                  Total in long-term liabilities (deferred tax receivable, net)       120,047            236,895
                                                                                   ----------          ---------
                  Net amount of deferred tax                                            9,321            (34,597)
                                                                                   ==========          ==========
                  (1)      Including in respect of the Company                              -            129,000
                                                                                   ==========          ==========
                  (2)      The Company and certain subsidiaries have
                           deferred tax assets, that are not expected to be
                           realized, because of accumulated tax loss
                           carryforwards and other timing differences.
                           Company Management believes that it is not
                           likely that these balances will be realized and,
                           accordingly, no deferred taxes were created in
                           respect thereof.

                                                       Koor Industries Ltd.
                                                    An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)

         F.       Deferred taxes (cont'd):

         2. Balances and movement of deferred taxes in the consolidated balance sheet:


                               Depreciable    Inventories     Provisions      Losses and     Timing`             Total
                               fixed          net of          for             deductions     differences in
                               assets         customer        employee        carried        respect of
                                              advances        rights          forward        recognition
                                                                                             of income
                                                                                             and
                                                                                             expenses
                               ----------    ------------     ---------      -----------    ----------------    ---------
                                                                     NIS thousands
                               ------------------------------------------------------------------------------------------

         Balance as at
          January 1, 1999            386,810          (9,030)       (175,269)       (96,648)       (46,350)        59,513
         Translation
          differences in
          Subsidiaries                (2,464)            200           1,057            327            413           (467)
         Amounts charged
          to statement of
           operations (1)             30,287         (15,783)          3,478        (98,365)       (75,300)      (155,683)
         Other changes, net*         (23,421)         15,185           6,432        (29,172)        93,016         62,040
                                  -----------       --------       ---------       ---------      --------       --------

         Balance as at
          31 December,
          1999                       391,212          (9,428)       (164,302)      (223,858)       (28,221)       (34,597)
         Translation
          differences
          in subsidiaries             (4,826)            303           1,694            635            138         (2,056)
         Amounts charged
          to statement of
          operations                  33,005          (2,462)         (4,920)        99,203          2,465        127,291
         Other changes, net*        (107,859)         15,842           6,105          4,566             29        (81,317)
                                  -----------        --------       ---------      ---------       -------       ---------

         Balance as at
          31 December,
          2000                       311,532           4,255        (161,423)      (119,454)       (25,589)         9,321
                                  ===========        ========       =========      =========       ========       =======

         (1) Including taxes
             for previous
             years


         * Mainly companies whose consolidation was terminated, net.

       Deferred taxes were computed at tax rates of 25% - 36% (mainly 28%).

                                                       Koor Industries Ltd.
                                                    An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)

         G. Taxes on income included in consolidated statements of operations:

         1.       Composition:

                                                                                                    Year ended December 31
                                                                           -----------------------------------------------
                                                                                 2000              1999               1998
                                                                           ----------     -------------         ----------
                                                                                          NIS thousands
                                                                           -----------------------------------------------

                  Earnings before income tax:
                  In Israel                                                  718,252           520,833            167,722
                  Abroad                                                     117,166            65,976            221,943
                                                                          ----------         ---------          ---------
                                                                             835,418           586,809            389,665
                                                                          ==========         =========          =========

                  For the current year:

                  Current taxes:
                  In Israel                                                  151,960           284,821            287,246
                  Abroad                                                       3,321            19,696             62,357

                  Deferred taxes:
                  In Israel                                                  119,653          (135,472)          (110,635)
                  Abroad                                                       7,638            14,371             (5,807)
                                                                         -----------         ---------          ----------
                                                                             282,572           183,416            233,161

                  In respect of previous years:
                  In Israel                                                    1,551         * (15,356)             2,353
                  Abroad                                                      (2,247)           (6,173)            (1,529)
                                                                          ----------         ---------           ---------
                                                                             281,876           161,887            233,985
                                                                          ==========         =========           =========


      * Including deferred taxes in the amount of NIS 34,582 thousand.

                                                       Koor Industries Ltd.
                                                    An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)

         G. Taxes on income included in the consolidated statements of operations (cont'd):

         2. Below is a reconciliation between the theoretical tax expense, if all the income of Koor and the subsidiaries were taxed at the regular rate of 36%, and the actual tax expense as reported in the statement of operations:

                                                                                                    Year ended December 31
                                                                           -----------------------------------------------
                                                                                 2000              1999               1998
                                                                           ----------     -------------           --------
                                                                                          NIS thousands
                                                                           -----------------------------------------------

         Earnings before taxes on income, as
           reported in the statement of operations                           835,418           586,809            389,665
                                                                           =========         =========           ========
         Statutory tax rate                                                      36%               36%                36%
                                                                           =========         =========           ========
         Theoretical tax expenses in respect of
           these earnings                                                    300,750           211,251            140,279
         Increase (decrease) in taxes resulting from
           the following factors - the tax effect:
         Tax benefits under various
           encouragement laws                                                (40,290)          (46,523)           (72,272)
         Non-deductible expenses for tax
           purposes (including depreciation)                                  30,612            38,509             29,159
         Losses for which deferred taxes
           were not recorded                                                 118,853            29,303             36,900
         Capital gains from sale of investments
           and assets, net                                                   (97,610)          (27,104)            (7,002)
         Provisions for anticipated
           losses from the sale of assets, net                               (20,554)           64,032             68,157
         Tax loss carryforwards from prior years
           for which deferred taxes were not
           created and which were utilized during
           the current year                                                   (8,637)         (102,980)           (16,212)
         Inflationary erosion of tax advances                                      3               (50)             5,499
         Effect of the Inflationary Adjustments Law
          in respect of companies
           whose functional currency is the
           U.S. dollar                                                          (719)            7,302             65,890
         Taxes in respect of prior years                                        (696)          (21,529)               824
         Effect of foreign subsidiaries                                         (883)           10,316            (23,349)
         Others                                                                1,047              (640)             6,112
                                                                          ----------        -----------         ----------
         Total taxes on income                                               281,876           161,887            233,985
                                                                          ==========        ===========         ==========
         Effective tax rate                                                    33.74%           27.60%             60.00%
                                                                          ==========        ===========         ==========

                                                       Koor Industries Ltd.
                                                    An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------


Note 17 - Liabilities for Employee Severance Benefits, Net

         A.       Pension, severance pay and retirement grants:

         Under current labor laws and existing labor agreements, the companies in the Group are required to make severance payments, to employees who are dismissed or who retire. In respect of these liabilities, regular deposits are made by Group companies with pension and severance pay funds. The balance sheet amount represents the unfounded balance of the liabilities. Where the funds deposited are not under the control and management of the Group companies, the funded amounts are not reflected in the balance sheets. These deposits and the amount stated in the balance sheet fully cover the Company's liability for employee severance benefits.

         Employees dismissed before reaching retirement age are entitled to severance pay, computed on the basis of their latest salary. Where amounts accumulated in the pension funds are insufficient to cover such severance pay, the Company and its subsidiaries will make up the amount of the shortfall at the time of payment. In Management's opinion, an appropriate provision, based on the salary components used in the computation of severance pay, has been included in the financial statements to fully cover this liability.

         Regarding companies in which enhanced severance pay has been planned or agreed upon for the employees, appropriate provisions have been made for the supplementary amounts.


         B.       Early retirement pension:

         Under agreements with certain employees who retired from service, Koor Group companies have undertaken to make pension payments until they reach retirement age. The entire liability for such pensions is included in the accounts on the basis of the present value of future pension payments, computed at a monthly discount rate of 0.3% (3.6% per year).

         C.       Compensation for unutilized sick leave:

         A provision for this liability, according to agreements, is included in the accounts in respect of those employees who have reached the age of 55, due to the uncertainty as to whether employees who have not reached that age will be entitled to such compensation (as a result of utilization of sick leave or early retirement). The provision is computed on the basis of the latest salary for 8 working days in respect of each year during which the sick leave was not utilized.

         D. Liabilities for severance benefits, which are presented in the balance sheet, and the amount funded in severance pay funds, are as follows:

                                                                         Consolidated                              Company
                                                         ----------------------------          ---------------------------
                                                                          December 31                          December 31
                                                         ----------------------------          ---------------------------
                                                              2000               1999              2000               1999
                                                         ---------      -------------          --------      -------------
                                                                        NIS thousands                        NIS thousands
                                                         ----------------------------          ---------------------------
         Severance pay and retirement
          Grants                                          386,856            518,168             4,453              7,051
         Amount accrued for early
          retirement                                      253,174            144,367             1,031              1,611
         Amount accrued in respect of
          unutilized sick leave                             7,653             24,329                 -                  -
                                                       ----------          ---------           -------             -------
                                                          647,683            686,864             5,484              8,662
         Less - amount funded*                            358,728            381,973             2,178              2,148
                                                       ----------          ---------           -------             -------
                                                          288,955            304,891             3,306              6,514
                                                       ==========          =========           =======             =======

         * The amounts funded can be withdrawn, subject to the fulfillment of the provisions of the Severance Pay Law.

                                                       Koor Industries Ltd.
                                                    An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments

         A.       Contingent liabilities

         1.       Commissioner of Restrictive Trade Practices:

         a) During October 1997, proximate to the date of the publication of a newspaper article containing details about alleged violations of the Law for Restrictive Trade Practices, 1988 (hereinafter - the "Law") regarding price coordination and lack of competition between TTL and Telrad, the Commissioner of Restrictive Trade Practices (hereinafter - the "Commissioner") conducted an examination at the offices of TTL, Telrad and the Company, during which certain documents were confiscated, certain employees were questioned and additional information was submitted as requested.

                  On December 13, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority (hereinafter - the Authority) has concluded the investigation regarding suspicions about restrictive arrangements between Koor, TTL, Telrad, Bezeq and Bezeqcall, in the field of the supply of switchboards for the commercial market and in the field of N.S.R.

                  According to a press release by the Commissioner, the investigators of the Investigations Department of the Authority recommend submitting a bill of indictment against some of the examinees regarding some of the suspicions investigated, and that the Legal Department of the Authority is to decide if offenses were in fact committed and if there is a sufficient evidential basis for trial. As at balance sheet date, nothing was mentioned regarding details about the findings of the Legal Department of the Authority.

                  Under the Law, penalties may be imposed against an entity which has violated the Law. There is also the possibility of repercussions at the civil level, if damage should be proven as a result of a violation of the law.
                  The Management of the Company and the subsidiaries, after consultation with their legal counsel, are of the opinion that, at this stage, as long as the results of the Commissioner's examinations have not yet been published, it is not possible to assess the possible developments in this matter, nor to evaluate if a significant loss is expected to result - if at all. Accordingly, it was not considered appropriate to make any provision in the financial statements in respect of this matter.

         b) Pursuant to the directives of the Commissioner, in the conditions of the permit to merge Claridge Group with the Company and the amendments thereto, various restrictions were imposed on the Claridge Group, on Koor and on companies in its Group. With the completion of the sale of Koor's holding in Mashav Enterprise and Development Ltd. the restrictions imposed were cancelled. (See Note
                  3D).

                                                       Koor Industries Ltd.
                                                    An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments

         A.       Contingent liabilities (cont'd)

         2. Within the framework of the merger agreement as aforesaid in Note 3(A)1 Tadiran undertook to indemnify ECI for any damage it incurred as a result of the matters listed below:
         (a) Taxes imposed on TTL and its consolidated companies over and above the provisions included in the financial statement.
         (b) Breach of the obligations of Tadiran and TTL in the merger agreement concerning agreement with related parties.
         (c) Any subject connected with the matters being investigated by the Commissioner (see item 1 above).
                  The indemnity items will cover losses in excess of the deductible of between $ 1.5 million to $ 10 million (contingent upon each section separately) and/or are restricted to 81.67% of the loss incurred.

                  For indemnity purposes only the representations made by TTL shall remain valid for one year from the date of the merger. Tadiran's indemnity in respect of the matters or facts being investigated by the Commissioner, shall remain valid for a period of seven years from the date of the merger and shall be extendible for an additional period as long as these matters are under investigation. Aside from this all the remaining representations made by the company shall not remain valid after the date of the merger.

         3.       Environmental issues

                  The activities of M.A. Industries Ltd. are exposed to the risk of causing damage to the environment, since the Group manufactures, stores and sells chemicals. M.A. Industries invests significant amounts in order to comply with the provisions of the laws and of the environmental regulations, and in the opinion of management it does in fact comply therewith. M.A. Industries' insurance policies provide coverage in the event of a sudden unexpected crisis of environmental pollution in Israel and worldwide, subject to relevant terms of the policy. As at balance sheet date, M.A. Industries does not have insurance coverage for continuous environmental pollution. It should be noted that risks of damage to the environment are not insurable.

                  One of M.A. Industries' plants is located in Ramat Hovav, along with other chemical plants, since the Government decided that the geological layers in that particular area are completely impenetrable to liquid or pollution. The Ministry of the Environment conducted examinations, which determined that there is data indicating subterranean pollution in Ramat Hovav. The examiners recommended the taking of measures to prevent the continuation of leakages from active and inactive plants, which are liable to constitute a source of pollution of the water table, in the area. At this stage, the subsidiary cannot estimate the costs involved, if, in the light of the research that will be carried out, a solution will be found, which it will be decided to implement. Furthermore, the local Municipality at Ramat Hovav is continuing to take rehabilitation steps relating to past incidents.

                                                       Koor Industries Ltd.
                                                    An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments

         A.       Contingent liabilities (cont'd)

         4.       Claims against Telrad:

         a). In October 1994, a claim was filed by the Union Engineers against Telrad, for an unspecified amount. The claim pertains to the recognition and applicability of the salary tables included in the general collective bargaining agreements, which were signed in 1994 and 1995 between the Engineers Union and the employers in the public service sector, to Telrad engineers. On January 31, 1996, a ruling was handed down by the Tel-Aviv District Labor Court completely rejecting the claims of the Engineers Union.
                  The Engineers Union has appealed against the judgment, which stated that the Koor agreement is a collective agreement governing the relations between the Company, the Union and the employees of the Company. The appeal was heard in the National Labor Court, and a decision thereon has not yet been handed down.

                  In April 1996, a parallel claim was filed, by the Lod Workers' Council and the Workers Committee concerning the application of salary tables of the public service sector to employees of Telrad.

         b). In 2000 a claim was filed against Telrad by company employees who are members of the company's workers' committee. They are suing for accounts so that the plaintiffs can examine the calculation of the distribution of earnings to employees. They are also suing for a declaratory judgment which will determine that Telrad is obliged to draw up new accounts for the distribution of earnings. In addition an application was filed to recognize the plaintiffs as representatives of all Telrad's workers and employees. The court rejected the application for a representative claim. A statement of defense has been filed.

         5.       Claims filed against Tadiran and its subsidiaries:

         a) Employees of a plant of Tadiran, which had been closed during 1990, filed actions against the company, alleging that they sustained injuries and certain related illnesses had been caused by exposure to certain substances during their employment.
                  Tadiran has insurance policies, which, relying on legal opinion, cover possible damages as a result of these claims, and, consequently, no provisions have been made in respect of those claims. Tadiran recorded provisions in respect of possible damages which had been covered by an insurance company currently in the process of liquidation.

         b) In October 1999, Bezeq, The Israel Telecommunication Corp. Ltd. (hereinafter - "Bezeq") lodged a claim against Tadiran Ltd. whose main cause is various losses incurred by Bezeq due to delays in the performance of works which were ordered under development and application contracts originally signed between Bezeq and TTL in the amount of some $6.7 million.

                  Alternatively, Bezeq is suing for the balance of arrearage penalties to which it alleges it is entitled pursuant to those contracts, and which were not paid in full, in the amount of some $1.7 million.

                  In an arbitration judgment handed down on February 17, 2000 all Bezeq's arguments regarding the company's liability for the Principal Claim were dismissed. The arbitration judgment determines that pursuant to the engagement contracts between the parties Bezeq is entitled to compensation within the framework of arrearage penalties only. The parties are in intensive negotiations to reach a settlement. In the opinion of Management of Tadiran, based on the opinions of its legal counsel, the company will not bear additional substantial expenses over and above the allocations contained in the financial statements.

                                                       Koor Industries Ltd.
                                                    An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         6. Claims filed against M-A Industries and its foreign subsidiaries (cont'd)

         a) A claim was filed against M-A Industries, a subsidiary in Brazil, alleging that the subsidiary has copied a certain process, which is a protected trade secret that is owned by the claimant. Accordingly, the subsidiary is being sued to indemnify the claimant in respect of unfair competition, in the amount of $ 12 million (based on a calculation involving the amount of materials used). In addition, the claimant has requested that a fine of 100 thousand Brazilian Reals per day be levied against the subsidiary in respect of the unlawful exploitation of trade secrets. Based on the opinion of its legal counsel, the subsidiary's management estimates that the claim has no validity and, therefore, no provision has been included in the financial statements in respect thereto.

         b) A claim was filed against M-A Industries subsidiary in Brazil and others, in the aggregate amount of $ 15 million, by a group that acquired the rights to two banks that had declared bankruptcy. The subsidiary is requested to repay a loan of $ 1 million, out of the aforementioned amount, which the claimants maintain had been granted directly to the subsidiary. With respect to the balance of the claim, the subsidiary has been sued as the guarantor of debts of agricultural cooperatives, which were its former shareholders.

                  Based on the opinion of its legal counsel, the subsidiary's management estimates that there is a reasonable likelihood that its defense against the claim will be accepted and, therefore, no provision has been included in the financial statements in respect thereto.

         c) Claims and other monetary demands have been filed against M-A Industries investee in Brazil, in the aggregate amount of $ 15 million. Based, inter alia, on the opinion of its legal counsel, the investee's management estimates that the provisions recorded in its financial statements are adequate to cover any possible damage, which may result in respect of these claims.

         d) Pursuant to the amendment of the Employment of Workers by Human Resources Contractors Law 1996, passed in July 2000, human resources employees are entitled to identical work conditions to those that workers employed directly by employers as of 2001.

                  Management of the M-A Industries estimates that the amendment to this law shall not have any significant influence on the results of its activities in the coming years.

         7. A number of claims have been filed against certain other companies concerning various matters pertaining to the normal course of business, including tax, customs and VAT liabilities, which are in various legal proceedings. The managements of said companies believe, based on the opinion of the legal counsel handling the claims, that appropriate provisions in light of the circumstances have been included in the financial statements.

         8. See Note 10A(2) regarding the matter of the fulfillment of the conditions attached to the receipt of investment grants.

                                                       Koor Industries Ltd.
                                                    An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         9. The business activities of the Koor Group are characterized primarily by advanced technologies. The accelerated rate of technological developments and innovations in the Group's segments of operations, require the investment of substantial financial resources in research and development, in order to assure the Group's standing in its respective segments of operations and facing the constant competition of both Israeli and worldwide entities. Consequently, the Group may be exposed to the loss of its position in certain segments, as well as to substantial research and development costs, which, in turn, may have an adverse effect on the Group's operating results.

         10. Tadiran Com. was sold to the buying company in a transaction of representations. According to the terms of the transaction, if it transpires that the condition of Tadiran Com. is materially different from the representation made, the buyer shall be entitled to compensation therefore from Tadiran.
                  Koor is a guarantor to the commitments of Tadiran in the transaction up to the total amount of the consideration is received. This guarantee will be in effect if the shareholders' equity of Tadiran falls to below $250 million.

         11. In 1998, the American company Qualcomm Inc.("Qualcomm") filed a claim against Elisra in response to the claim filed by Elisra for a transaction that was cancelled by Qualcomm in August 1996.
                  The claim filed by Elisra was for the sum of $ 25 million and the cross claim was for the sum of $ 79 million, plus punitive damages. The claims were filed during arbitration proceedings in the USA. According to a legal opinion, Elisra has a well founded cause of action against Qualcomm, and good defense claims against the cross claim, therefore, the chance of the claim being rejected is good. No provisions were recorded in the financial statements for the claim.

                                                       Koor Industries Ltd.
                                                    An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

         B.       Commitments

         1. Certain subsidiaries have research and development contracts with the Government of Israel. Under these contracts, the subsidiaries are required to pay royalties to the Government of Israel if the subsidiaries generate income from such research (2% - 5% of proceeds of sales resulting from the research and development) in amounts not exceeding 100% - 150% of the linked amounts of the grants received by the subsidiaries as participation in the research and development projects.
                  Royalty paid to the Government of Israel in respect of the aforementioned research and development contracts, are as follows:

                  Year ended                                 NIS thousand
                  ---------------------                  ----------------

                  31 December, 1998                               75,732
                  31 December, 1999                               35,957
                  31 December, 2000                               36,219

                  Negotiations have been underway between a subsidiary and the Office of the Chief Scientist (hereinafter - "OCS") of the Government of Israel, to re-examine the royalties paid to the OCS during a period exceeding 10 years. The financial statements include a provision which, in the opinion of the management of the subsidiary, will be required to pay the royalties which will result from the negotiations.

         2. Certain subsidiaries are required to pay royalties at the rate of 3% per year in respect of the increase in export sales, not to exceed the amount financed by the Fund for the Encouragement of Marketing Abroad. Such amounts are linked to the exchange rate of the U.S. dollar

         3. Commitments for the purchase of fixed assets are as follows: 31 December, 2000 - NIS 29 million adjusted; 31 December, 1999 - NIS 60 million adjusted.

         4. Koor has guaranteed, until the year 2004, the compliance of Elad Hotels Ltd. with the terms of the agreement regarding management of two hotels by a subsidiary. A subsidiary pays usage fees for hotel services, as defined in the agreement.

         5. Certain companies in the Group lease and rent industrial and office premises under long-term contracts. The lease contracts are non cancelable and in most cases include, renewal options. Those expenses of these companies was NIS 32 million in 2000, NIS 45 million in 1999 and NIS 43 million in 1998.

                  Future minimum payments under the non-cancelable operating leases and rent payment, for the years subsequent to balance sheet date, are as follows:

                                                          December 31
                                                          2000
                                                          ---------------
                                                          (NIS thousands)
                                                          ---------------

                  First year                                   29,861
                  Second year                                  26,417
                  Third year                                   24,855
                  Fourth year                                  19,443
                  Fifth year and thereafter                    35,883
                                                          -----------
                                                              136,459
                                                          ===========

                                                       Koor Industries Ltd.
                                                    An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

         B.       Commitments

         6. Below are data on Koor's investment, through the Koor Venture Capital partnership, in venture capital funds and in start-up companies, and the commitments of Koor Venture Capital for additional investment, as at the date of publication of the financial statements:

                                                                  $ millions

                  Actual investment as at 31 December 2000                86
                                                                =============

                  Commitment to invest, over and above
                  the sum actually invested                               72
                                                                =============

                  In addition, transferred to the partnership Tadiran Ltd. in Tadiran Scopus Ltd.


Note 19 - Convertible Securities of Investee Companies

         Option warrants to employees:

         Certain investors issued options to their employees until 2000 inclusive. Employee entitlement to such options is being determined over a number of years from their date of issue, subject to continued employment. The exercise term of the options varies according to the terms of the different plans.

         The exercise price was, in most cases, identical to the market price of the shares of subsidiary companies on the issuance date of the option warrants.


Note 20 - Share Capital, Stock Options and Warrants

         A.       Share capital is composed as follows:


                                                                    31 December, 2000                    31 December, 1999
                                                      -------------------------------        -----------------------------
                                                        Authorized         Issued and        Authorized         Issued and
                                                                          outstanding                          outstanding
                                                      ------------        -----------        ----------        -----------

         Number of shares:

         Ordinary shares of a par value
          of NIS 0.001 (1) (3)  (4)                    84,557,334         16,525,984        84,557,334         16,525,984
                                                     ============       ============     =============       ============

         Deferred shares of a
          par value of NIS 0.001
          (2) (3) (4)                                  15,167,666         14,484,971        15,167,666         14,461,481
                                                     ============       ============     =============       ============

         Amount in NIS:

         Ordinary shares of a par value
          of NIS 0.001                                     84,557             16,526            84,557             16,526
                                                     ============       ============      ============        ===========

         Deferred shares of a par value
          of NIS 0.001                                     15,168             14,485            15,168             14,461
                                                     ============       ============      ============        ===========

                                                       Koor Industries Ltd.
                                                    An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------

Note 20 - Share Capital, Stock Options and Warrants (cont'd)

         A.       Share capital is composed as follows (cont'd):

         (1) These shares are traded on the Tel-Aviv Stock Exchange. As at 31 December, 2000, the market price was NIS 255.50 per share. Traded on the New York Stock Exchange (NYSE). Each ADS represents 0.2 of Koor's ordinary Shares of NIS
                  0.001 par value. The market price in New York of the ADS as at 31 December, 2000 was $13.
         (2) Holders of the deferred shares are only entitled to receive the nominal paid-up value of the deferred shares in the event of a winding up of Koor, subject to prior payment of the nominal paid-up value of the ordinary shares to the holders of ordinary shares. The holders of the Deferred Shares do not have any voting rights, and they are not entitled to participate in the distribution of dividends of any kind.
         (3) The classification of the authorized and outstanding ordinary shares, and the authorized and outstanding deferred shares changes as a result of any deferral of ordinary shares occurring at the time of the exercise of stock options issued by the Company to the Israeli banks (see (B) below).
         (4) As at balance sheet date 170,436 ordinary shares and 12,927,374 deferred shares are held by subsidiaries and, accordingly, an amount of adjusted NIS 257,125 thousand was deducted from shareholders' equity.
                  As for the rights and legal status of the additional 624,577 ordinary shares held by a subsidiary, Koor Trusts 1995 Ltd., see B below. The shares held by Koor Trusts will only be used in future for an issuance to company employees, subject to receipt of the requisite approvals. If these shares are not issued to the employees by June 2001 the company will reduce its capital. Until June 2001 Koor Trusts will not have the right to participate or vote in general meetings of the company's shareholders, nor will it have the right to receive a dividend for these shares.

         B.       Self purchase of Company shares

                  On April 7, 2000, the Koor Board of Directors resolved to approve an overall framework of $ 50 million for purposes of self purchases of Koor ordinary shares. According to the resolution, purchases would be carried out within this framework from time to time during the course of trade on the stock exchange, under the supervision of the Company's Executive Committee and in accordance with its instructions.
                  Within this framework, which has been fully utilized, 538,592 ordinary shares were purchased (about 3.4% of the ordinary share capital) at a cost of NIS 203 million. This amount is deducted from the Company's capital.

                  On May 12, 2000, in return for NIS 1.9 million, Koor issued Put options outside the stock exchange, which granted grants the purchaser of the option the right to sell to Koor on August 14, 2000, 115,000 ordinary Koor shares at an exercise price of $ 92.949 per ordinary share. On August 14, 2000, the above option expired.

         C.       Stock options:

                  Stock options issued to Israeli banks:

                  Within the framework of the comprehensive arrangement signed in September 1991 between Koor and the Israeli banks, banks were given options for the purchase of ordinary shares of Koor. The stock options may be exercised at any time through 2001. Upon exercise of a stock option by any of the banks, an ordinary share held by Hevrat Ha'ovdim will be converted automatically into a deferred share, so, for all practical purposes, the total number of ordinary shares does not change.

                  In 2000 and 1999, the Israeli banks exercised options for the purchase of 23,490 and 69,844 ordinary shares respectively.

                  As of 31 December, 2000 - 46,985 options were outstanding.

                                                       Koor Industries Ltd.
                                                    An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------

Note 20 Share Capital, Stock Options and Warrants (cont'd)

         D.       Stock options to key employees:

         1.       The 1997 Plan:

                  On May 27, 1997, 134,547 options were issued (exercise price - $ 90.989) and on November 6, 1997, an issuance of an additional 54,421 options was completed (exercise price - $ 98.747).

                  See item 4 as to details of stock options that have not been exercised and of exercise in the current year.

         2. On August 28, 1997, Columbus Capital Corporation ("Columbus"), a member of the Claridge Group, undertook to grant put options to those senior employees of Koor, including Koor's President and Chief Executive Officer who retired in 1998, who are eligible for options to purchase Koor ordinary Shares by virtue of the 1997 Plan. These put options are exercisable within 90 days from the first date upon which the employees are eligible to exercise the options under the above Plans. The put options confer to the employees the right to sell to Columbus the outstanding shares granted to them and the profits inherent in the exercise of the options. Columbus will purchase these shares from the employees, if they should desire, at a price identical to that paid by the Claridge Group for the purchase of Koor's shares held by the Shamrock group - $ 121.25 per Common Share of NIS 0.001.

                  Each employee shall be eligible to sell his outstanding shares, all or in part, to Columbus under the said terms and according to his discretion.

                  In 1998 an expense of NIS 6,080 thousand was allocated for the exercise of the aforementioned put options by all of the employees, including the retired Chief Executive Officer. In 1999 an expense of NIS 774 thousand was allocated for the exercise of the aforementioned put options.

         3.       The 1998 Plan:

                  On August 30, 1998, an Extraordinary General Shareholders Meeting approved a private placement, at no cost, of up to 400,000 stock options to employees of the Company. Each option may be exercised into one ordinary share of a par value of NIS 0.001 each (hereinafter - "the Plan").

                  The Plan authorizes the allotment of up to 313,596 stock options, under specified terms, to 5 senior employees of Koor, including 105,263 option warrants to Koor's Chief Executive Officer who is also Vice Chairman of the Board of Directors.

                  The effective date for implementation of the Plan is 16 July 1998 (hereinafter: the "Effective Date" or "Determining Date"). At the end of the first year from the Determining Date and at the end of each of the first two years thereafter each employee will be entitled to exercise up to one third of the total number of options in his allotment.

                  The employee is entitled to exercise all or part of the stock options, pursuant to the conditions of the Plan, from the date of entitlement to exercise of the stock options on the dates set forth above and up to five years from the Determining Date, in other words, up to 16 July, 2003 (with the exception of the CEO who will be entitled to exercise the stock options until four years have elapsed from the Determining Date).

                                                       Koor Industries Ltd.
                                                    An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------

Note 20 Share Capital, Stock Options and Warrants (cont'd)

         D.       Stock options to key employees: (cont'd)

         3.       The 1998 Plan: (cont'd)

                  Under the terms of the Plan, each option may be theoretically exercised to purchase one ordinary share (subject to adjustments). In practice, however, the optionees will not be issued the total number of shares to which they are entitled upon exercising such options, but only the number of shares reflecting the monetary benefit component of the option as at the exercise date. The exercise price of the issued options set for the purpose of calculating the benefit component when exercising the option (excluding those issued to the trustee that do not as yet have an exercise price) is $114.7 per share in respect of each option, payable in NIS, (excluding options issued to the Chief Executive Officer). The exercise price of the options issued to the Chief Executive Officer equals the NIS equivalent of $118.3 per share in respect of each option, subject to adjustment of exercise price for dividend distribution.

                  The exercise price of the options issued to a trustee for those employees to be defined in the future shall be determined based on the share's market price on the Tel Aviv Stock Exchange at a date to be decided by the Remuneration Committee.

                  The theoretical economic value of the option on August 5, 1998, according to the Black-Scholes options pricing model was $38.8 per option issued to the optionees (other than the CEO) and $31.92 per option issued to the Chief Executive Officer.

         4. On March 22, 2000, the Koor Board of Directors decided to amend the employee stock options plans (excluding interested parties) from 1997 and 1998. It was decided that, as regards the 1998 Plan, the exercise price would be adapted due to the dividend distribution to all the options, even if the date of entitlement to their exercise falls prior to the entitlement to a dividend.
                  In addition, it was decided that, as regards the options from the 1997 and 1998 Plans, an employee who has resigned and who held options whose exercise date falls due prior to his/her resignation, their exercise period will be to the end of a five year period from the day the Plan commenced.
                  On August 6, 2000, the Board of Directors decided to amend the stock options Plan, in such a manner that the exercise period of each option be extended to the end of five years from the date of consolidation of its eligibility, this vis-a-vis employees owning options, who are not interested parties in the Company and who will not retire before the end of 2000.

         5.       The 2000 Plan

                  On August 6, 2000 the Board of Directors of the Company approved a 2000 Stock Options Plan, which had previously, on June 14, 2000, been approved by the Executive Committee of the Board of Directors; the main points of the plan are as follows:

         1. An overall framework was approved for the allocation of 400,000 options, with a theoretical exercise of up to 400,000 ordinary shares of the Company, that is about 2.5% of the Company's issued share capital.

         2. The options will be exercised to shares in quantities which will reflect the amount of financial benefit encompassed by the options, that is, as against the difference between the rate of an ordinary share of the Company in effect on at the time of the exercise of the options, and the price of the exercise of the option. Therefore, the aforesaid, regarding the numbers and the rates of the shares is entirely theoretical.

         3. The exercise price of each option will be the average closing rates of the ordinary share of the Company (linked to the dollar) in the month prior to the date of the Committee decision, that is, an exercise price of $ 97.39.

                                                       Koor Industries Ltd.
                                                    An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------

Note 20 - Share Capital, Stock Options and Warrants (cont'd)

         D.       Stock options to key employees: (cont'd)

         4. Since the exercise shares will be allocated only as against the financial benefit, the employees will not be required to pay the exercise price when exercising the options. This price will serve only for purposes of calculating the amount of the financial benefit.

         5. The options intended for the Company employees who are not "interested parties" and will not be "interested parties" as a result of the allocation of the options.

         6. Eligibility for the exercise of the options will apply according to the division of the options into three portions, so that at the end of the first year for the Determining Date (that is 14 June 2000) or from the date of the employee's start of employ (the later of the two), the entitlement to exercise one third of the quantity allocated will crystallize, and the remaining two thirds at the end of each of the two years following. The exercise period of each option whose eligibility from exercise has been consolidated, is 5 years from the date that the entitlement comes into existence.

         7. On 5 October 2000, the overall quantity of 400,000 stock options was allocated to a trustee, of which 125 thousand options were earmarked for employees.

                  Detail of options that have not yet been exercised as at 31 December, 2000 are as follows:

                                                                      Exercise          Number of          Last exercise
                                                                         price            options                   date
                                                                --------------      -------------         --------------
                                                                             $
                                                                --------------      -------------         --------------

                  1997 plan                                            90.989             66,518                May 2002
                  1997 plan                                            98.747             54,421           November 2002
                  1998 plan                                     110.90 -111.60           244,754               July 2003
                  1998 plan                                    114.40 - 115.10           105,263               July 2002
                  2000 plan                                              97.39           125,000             August 2005
                                                                                      ----------
                                                                                         595,956
                                                                                      ==========

         Movement in options during the year was as follows:

                                                        1997 plan         1998 plan         2000 plan             Total
                                                        ---------         ---------         ---------         ---------

         Balance as at beginning of year                 120,939           353,596                 -           474,535
         Exercised                                             -            35,000           125,000           160,000
         Expired                                               -           (38,579)                -           (38,579)
                                                        --------          ---------         --------          ---------
         Balance as at end of year                       120,939           350,017           125,000           595,956
                                                        ========          =========         ========          =========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 21 - Financial Instruments and Linkage Terms of Monetary Balances

          A.   General:

               The Company and certain subsidiaries have entered into forward transactions and option contracts, in order to hedge assets and liabilities denominated in foreign currency and in order to reduce the overall exposure of commitments for the purchase of raw materials and the sale of goods, in currencies other than the US dollar. Those subsidiaries neither hold nor issue financial instruments for trading purposes.

          B. Details of the open foreign exchange transactions made to hedge subsidiaries' assets and liabilities in foreign currency as at 31 December, 2000:

                                                 Forward        Call         Put           Swap
                                             Transaction     options     options   transactions
                                             -----------     -------     -------   ------------
                                                                                  NIS thousands
                                             --------------------------------------------------
               Purchase of U.S. dollars
                in exchange for:
                 NIS                                   -      16,164           -        445,462
                 European currencies              23,927      92,943     123,978              -
                 Brazilian Real                  111,128     260,645           -              -
                                                 -------     -------     -------        -------
                                                 135,055     369,752     123,978        445,462
                                                 =======     =======     =======        =======

               Sale of U.S. dollars in
                exchange for:
                 NIS                             266,706           -     129,716        510,118
                 European currencies             305,500      23,236      20,205              -
                                                 -------     -------     -------        -------
                                                 572,206      23,236     149,921        510,118
                                                 =======     =======     =======        =======

               The loss in respect of derivative financial instruments, as included in the consolidated financial statements for the year ended 31 December, 2000 and 1999 amounts to NIS 530 thousand and NIS 26,064 thousand, respectively.

          C.   Fair value of financial instruments:

               Condensed data of monetary assets and liabilities, whose fair value as at 31 December, 2000, based on their market value, is significantly different from those presented in the financial statements, is as follows:

                                                      Carrying      Fair
                                                        amount     value
                                                      --------  --------
                                                           NIS millions
                                                      ------------------
               Investments in affiliates                 2,898     1,951
               Debentures and convertible debentures       244       230

               The carrying amounts of cash and cash equivalents, short-term investment, trade receivables, other accounts receivable, credits from banks and others, trade payables and other accounts payable and other financial instruments approximate at their fair value.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

          D.   Credit risk of trade receivables:                   NIS millions
                                                                   ------------
          Condensed data of credit risk of trade receivables
           as at 31 December, 2000:
          Receivables insured by credit card companies                      799
          Receivables insured by foreign trade risk insurance               226
          Receivables - Government authorities and Bezeq                    101
          Other receivables, including checks and credit
           card companies                                                 1,625
                                                                   ------------
          Total, including non-current receivables                        2,751
                                                                   =============

          In Management's estimation, the allowance for doubtful accounts adequately covers all anticipated losses in respect of concentration of credit risks of trade receivables.

          The exposure to credit risks relating to trade receivables is limited, due to the relatively large number of customers.

          E.   Linkage terms of monetary balances:

          (1)  Consolidated

               - 31 December, 2000

                                           In foreign      Linked     Unlinked         Total
                                             currency      to the
                                            or linked         CPI
                                             thereto
                                           ----------     -------    ---------     ---------
                                                               NIS thousands
                                           -------------------------------------------------
          Assets
          Current assets:
          Cash and cash equivalents           804,247           -      164,783       969,030
          Short-term deposits and
           investments                        180,594     266,713      184,721       632,028
          Trade receivables                 2,177,664      17,881      464,750     2,660,295
          Other accounts receivable           173,408      13,945      116,538       303,891
          Investments and other
           long-term receivables              426,372     410,291        3,557       840,220
                                            ---------     -------    ---------     ---------
                                            3,762,285     708,830      934,349     5,405,464
                                            =========     =======    =========     =========
          Liabilities
          Current liabilities:
          Credits from banks and others
           (not including current
           maturities of long-term
           liabilities)                     1,310,976           -      530,349     1,841,325
          Trade payables                    1,043,634           -      369,981     1,413,615
          Other accounts payable              374,429      69,929      619,625     1,063,983
          Long-term loans and
           debentures (including current
           maturities)                      3,299,823     874,882            -     4,174,705
                                            ---------     -------    ---------     ---------
                                            6,028,862     944,811    1,519,955     8,493,628
                                            =========     =======    =========     =========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

          F.   Linkage terms of monetary balances (cont'd):

          (1)  Consolidated (cont'd)

          - 31 December, 1999

                                           In foreign        Linked     Unlinked         Total
                                             currency        to the
                                            or linked           CPI
                                             thereto
                                           ----------     ---------    ---------     ---------
                                                               NIS thousands
                                           ---------------------------------------------------
         Assets
         Current assets:
         Cash and cash equivalents            932,747         3,591      512,368     1,448,706
         Short-term deposits and
          investments                         105,354       209,810      157,171       472,335
         Trade receivables                  2,258,183       133,077      821,947     3,213,207
         Other accounts receivable            133,016        25,126      154,882       313,024
         Investments and other
          long-term receivables               259,485       448,122       11,066       718,673
                                            ---------     ---------    ---------    ----------
                                            3,688,785       819,726    1,657,434     6,165,945
                                            =========     =========    =========    ==========
         Liabilities
         Current liabilities:
         Credits from banks and others
          (not including current
          maturities of long-term
          liabilities)                      1,737,077        79,019      664,159     2,480,255
         Trade payables                     1,160,042        37,793      314,202     1,512,037
         Other accounts payable               312,508        60,583    1,310,871     1,683,962
         Long-term loans and
          debentures (including current
          maturities)                       3,999,978     1,142,911        6,204     5,149,093
                                            ---------     ---------    ---------    ----------

                                            7,209,605     1,320,306    2,295,436    10,825,347
                                            =========     =========    =========    ==========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

         F.       Linkage terms of monetary balances (cont'd):

         (2)      Company

         - 31 December, 2000

                                           In foreign      Linked     Unlinked         Total
                                             currency      to the
                                            or linked         CPI
                                             thereto
                                           ----------     -------    ---------     ---------
                                                               NIS thousands
                                           -------------------------------------------------
         Assets
         Current assets:
         Cash and cash equivalents              1,230           -       21,496        22,726
         Short-term deposits and
          investments                         115,727     256,475       94,198       466,400
         Trade receivables                        115           -       21,709        21,824
         Short term loans to investees
          companies                                 -      45,800            -        45,800
         Other investments and
          receivables                         139,896     377,832            -       517,728
         Investments and other
          long-term receivables:
         Investees companies (including
          current maturities of loans)            121     146,971      955,312     1,102,404
                                            ---------     -------    ---------     ---------
                                              257,089     827,078    1,092,715     2,176,882
                                            =========     =======    =========     =========
         Liabilities
         Current liabilities:
         Credits from banks and others
          (not including current
          maturities of long-term
          liabilities)                        101,606           -      183,089       284,695
         Trade payables                            74           -          215           289
         Other accounts payable                27,575       4,185       63,001        94,761
         Long-term liabilities (including
          current maturities of loans)      1,543,719     837,965            -     2,381,684
                                           ----------     -------    ---------     ---------
                                            1,672,974     842,150      246,305     2,761,429
                                           ==========     =======    =========     =========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

          F.   Linkage terms of monetary balances (cont'd):

          (2)  Company (cont'd)

          -    31 December, 1999

                                           In foreign      Linked     Unlinked         Total
                                             currency      to the
                                            or linked         CPI
                                             thereto
                                           ----------     -------    ---------     ---------
                                                               NIS thousands
                                           -------------------------------------------------
          Assets
          Current assets:
          Cash and cash equivalents           346,114           -      379,240       725,354
          Short-term deposits and
           investments                         20,765     192,614       65,718       279,097
          Trade receivables                         -           -       25,518        25,518
          Short term loans to investees
           companies                                -           -            -             -
          Other investments and
           receivables                         12,738     367,827            -       380,565
          Investments and other
           long-term receivables:
          Investee companies (including
           current maturities of loans)           125     254,965      593,814       848,904
                                           ----------     -------    ---------     ---------
                                              379,742     815,406    1,064,290     2,259,438
                                           ==========     =======    =========     =========

          Liabilities
          Current liabilities:
          Credits from banks and others
           (not including current
           maturities of long-term
           liabilities)                       240,961           -          449       241,410
          Trade payables                            8           -        1,649         1,657
          Other accounts payable               27,261      29,857      243,400       300,518
          Long-term liabilities (including
           current maturities of loans)     2,352,808     711,516          800     3,065,124
                                           ----------     -------    ---------     ---------
                                            2,621,038     741,373      246,298     3,608,709
                                           ==========     =======    =========     =========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 22 - Liens and Guarantees

          A. In order to secure liabilities, certain subsidiaries have mortgaged their real estate and have placed fixed charges on plant, equipment and bank deposits, as well as floating charges on all of their assets. They also pledged a portion of their shares in investee companies.

               Regarding the lien in respect to an investment grant - see Note 10A(2).

          B.   The balances of secured liabilities are as follows:

                                                                    Consolidated
                                                        ------------------------
                                                                     December 31
                                                        ------------------------
                                                             2000           1999
                                                        ---------     ----------
                                                                   NIS thousands
                                                        ------------------------

               Credit from banks                          739,764     1,083,166
               Loans from banks and
                others and debentures (including current
                maturities), see Note 15, and also C
                and D below                             1,087,207       820,226
                                                        ---------      ---------

                                                        1,826,971      1,903,392
                                                        =========      =========

          C. For the purpose of securing debentures convertible into Koor shares, Koor has undertaken not to pledge its assets in future, except in accordance with the terms stipulated by the trust deeds. See also Note 15B.

          D. Debentures issued by Koor Issuance Ltd. a subsidiary, are secured by a floating charge on all the assets of the above company. Under the terms of the deed of trust, Koor has guaranteed the full repayment of all the amounts of the principal, interest and linkage differences of the debentures. Koor registered a "negative pledge" to secure its guarantee.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 22 - Liens and Guarantees (cont'd)

          E. Guarantees to banks and others for loans and for assuring credit lines and other guarantees in favor of:

                        Consolidated              Company
                    ----------------    -----------------
                         December 31          December 31
                    ----------------    -----------------
                      2000      1999       2000      1999
                    ------    ------    -------   -------
                       NIS thousands        NIS thousands
                    ----------------    -----------------
     Subsidiaries        -         -    134,186    91,628
     Affiliates      6,735    19,652      4,041    19,652
     Others         30,351     9,114     13,532     1,622
                    ------    ------    -------   -------
                    37,086    28,766    151,759   112,902
                    ======    ======    =======   =======

     1) In certain cases when advances from customers are received, a subsidiary provides its customers with bank guarantees to secure the advances. Guarantees in excess of the amount of advance payments stated as liabilities in the balance sheet, amounted to NIS 358,489 thousand, adjusted and NIS 307,035 thousand, adjusted as at the years ending 31 December, 2000, 1999, respectively.

     2) In connection with the Bezeq agreement to transfer ownership of public switching, Bezeq received from Koor a guarantee in the amount of NIS 107 million. See also Note 18A5.

     3) There are also guarantees, in an unlimited amount, to ensure due performance of work and customer agreements, product warranty, advance payments received and guarantees on behalf of liabilities to customs and excise authorities.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 23 - Data concerning Items in Statements of Operations

          A.   Revenues from sales and services - net (1) (3) (4):

          1.   Consolidated

                                                                                             Year Ended December 31
                                                                       --------------------------------------------
                                                                            2000             1999              1998
                                                                       ---------        ---------         ---------
                                                                                                      NIS thousands
                                                                       --------------------------------------------
               Local:
               Industrial operations (2)                               1,605,882        3,425,703         4,631,273
               Trading operations                                        687,350        1,064,315           945,412

               Abroad:
               Industrial operations - export and
               international operations                                5,415,129        5,591,566         6,591,239
               Trading operations                                        572,881          593,717           624,392
                                                                       ---------       ----------        ----------
                                                                       8,281,242       10,675,301        12,792,316
                                                                       =========       ==========        ==========
               (1)  Not including agency sales                           315,739          428,032           367,653
                                                                       =========       ==========        ==========
               (2)  Including sales to major customer (a)                      -          271,569           532,037
                                                                       =========       ==========        ==========
                    Including sales to major customer (b)              1,175,201          836,221           532,519
                                                                       =========       ==========        ==========
               (3)  Including sales under long-term credit
                    arrangements (see also Note 2K)                          251              510            78,004
                                                                       =========       ==========        ==========
               (4)  Revenues and expenses relating
                    to work performed under long-term
                    contracts:
                    Revenues                                             844,719          830,637           869,969
                    Costs                                               (663,860)        (617,547)         (696,080)
                    Decrease (increase) in provision for losses                -            1,150            12,474
                                                                       ---------       ----------        ----------
                                                                         180,859          214,240           186,363
                                                                       =========       ==========        ==========
          2.   Company

          Income from management fees :
          From subsidiaries                                               39,569           45,589            42,181
          From proportionately consolidated Investees                          -           18,776            20,571
          From affiliated companies                                            -              756                 -
                                                                       ---------       ----------        ----------
                                                                          39,569           65,121            62,752
                                                                       =========       ==========        ==========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 23 - Data to Items in Statements of Operations (cont'd)

          B.   Cost of sales and services - consolidated :

                                                                                             Year Ended December 31
                                                                       --------------------------------------------
                                                                            2000             1999              1998
                                                                       ---------        ---------         ---------
                                                                                                      NIS thousands
                                                                       --------------------------------------------
          Materials                                                    3,057,636        3,522,270         4,660,519
          Labor                                                        1,000,546        1,542,802         2,293,136
          Subcontracted work                                              74,065          127,930           177,767
          Depreciation and amortization                                  198,419          397,591           511,250
          Research and development expenses, net (*)                     359,808          427,722           527,928
          Other manufacturing expenses                                   547,708          609,489           762,012
                                                                       ---------       ----------        ----------

                                                                       5,238,182        6,627,804         8,932,612

          Less - expenses charged to cost of fixed assets                 10,718           12,659            33,600
                                                                       ---------       ----------        ----------

                                                                       5,227,464        6,615,145         8,899,012

          Decrease (increase) in inventory of goods and
           work in process                                                54,050          214,223           (17,223)
                                                                       ---------       ----------        ----------

                                                                       5,281,514        6,829,368         8,881,789

          Decrease (increase) in inventory of finished goods              18,091          137,487          (162,766)
                                                                       ---------       ----------        ----------

                                                                       5,299,605        6,966,855         8,719,023
                                                                       ---------       ----------        ----------
          Trading operations:
          Merchandise                                                    481,966          839,499           923,767
          Labor                                                          117,468          145,194           101,209
          Depreciation                                                    47,761           43,680            33,022
          Others                                                         354,612          134,638            90,003
                                                                       ---------       ----------        ----------

                                                                       1,001,807        1,163,011         1,148,001
                                                                       ---------       ----------        ----------

                                                                       6,301,412        8,129,866         9,867,024
                                                                       =========       ==========        ==========

          (*)  Net of grants and participations, net                       6,872           15,645            56,180
                                                                       =========       ==========        ==========

          C.   Selling and marketing expenses - consolidated :

                                                                                             Year Ended December 31
                                                                       --------------------------------------------
                                                                            2000             1999              1998
                                                                       ---------        ---------         ---------
                                                                                                      NIS thousands
                                                                       --------------------------------------------
          Salaries                                                       256,128          337,646           422,873
          Commissions                                                    103,102          139,712           168,418
          Advertising expenses                                            44,416           62,280            81,919
          Depreciation and amortization                                   50,746           44,350            47,001
          Other                                                          328,009          394,068           482,246
                                                                       ---------       ----------        ----------

                                                                         782,401          978,056         1,202,457
                                                                       =========       ==========        ==========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 23 - Data to Items in Statements of Operations (cont'd)

          D.   General and administrative expenses:

                                     Consolidated                       Company
                    -----------------------------   ---------------------------
                           Year ended December 31        Year ended December 31
                    -----------------------------   ---------------------------
                       2000      1999        1998      2000      1999      1998
                    -------   -------   ---------   -------   -------   -------
                                    NIS thousands                 NIS thousands
                    -----------------------------   ---------------------------

Salaries            278,933   384,613     557,363    32,899    26,402    81,316
Bad and doubtful
debts                27,892    27,463      58,783         -         -         -
Depreciation and
 amortization        24,872    32,190      35,976     1,650     1,237     1,240
Other               220,596   285,243     358,763    27,051    38,531    34,087
                    -------   -------   ---------   -------   -------   --------

                    552,293   729,509   1,010,885    61,600    66,170   116,643
                    =======   =======   =========   =======   =======   ========

          E.   Financing expenses (income), net:

                                     Consolidated                       Company
                    -----------------------------   ---------------------------
                           Year ended December 31        Year ended December 31
                    -----------------------------   ---------------------------
                       2000      1999        1998      2000      1999      1998
                    -------   -------   ---------   -------   -------   -------
                                    NIS thousands                 NIS thousands
                    -----------------------------   ---------------------------
In respect of
 convertible
 debentures           4,303     7,598       9,876     3,403     6,079     7,653
In respect of
 debentures           4,794     5,102       6,458         -         -         -
In respect of
 long-term loans    184,885   218,430     257,017    87,450   126,188   107,010
In respect of short-
 term loans and
 credit             127,028   181,136     159,896     9,268    26,687         -
Amortization of
 capital raising
 expenses             1,632     2,546       5,663     1,023     1,196     1,902
Losses (gains)
 from marketable
 securities, net     35,798   (67,707)    (59,804)   50,926   (27,229)   11,757
Interest capitalized
 to fixed assets
 and work in
 process *           (3,350)  *32,829    *(48,892)        -    28,257   (36,981)
Revenue
 (expenses) from
 investees, net           -         -           -      (592)   (3,397)    1,694
Revenue from
 deposits and
 others, net        (24,409)  (21,645)    (79,199)   (9,580)    2,694   (8,467)
                    -------   -------   ---------   -------   -------   --------

                    330,681   358,289     251,015   141,898   160,475    84,568
                    =======   =======   =========   =======   =======   ========

* Including amounts recorded directly to shareholders' equity as "cumulative foreign currency adjustments."

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 23 - Data to Items in Statements of Operations (cont'd)

          F.   Other income (expenses), net

          1.   Consolidated

                                                                                             Year Ended December 31
                                                                       --------------------------------------------
                                                                            2000             1999              1998
                                                                       ---------        ---------         ---------
                                                                                                      NIS thousands
                                                                       --------------------------------------------
          Sale of investments and activities in investees
           (including changes in rates of holding)                       915,857          641,974          433,582
          Expenses relating to the termination
           and/or sale of activities and
           sale and write down of assets, net                            (59,418)        (319,312)        (231,974)
          Supplemental severance pay and pensions                       (294,131)        (205,599)        (269,061)
          Management services and participation in
           selling general and administrative expenses:
            Proportionately consolidated companies                           857            9,567            9,812
            Affiliates                                                     1,958            2,765            3,413
          Rent from buildings and equipment
           (net of related depreciation) (1)                                 243            4,231            2,739
          Joint ventures, net                                               (534)             415            1,181
          Compensation for damages                                         3,120              560              368
          Sale of know-how                                                     -                -           12,203
          Amortization of goodwill                                       (50,224)         (48,838)         (27,170)
          Miscellaneous, net                                               3,235           21,465           (6,363)
                                                                       ---------        ---------         --------

                                                                         520,963          107,228          (71,270)
                                                                       =========        =========         ========

          (1)  Including depreciation                                          -              745            1,427
                                                                       =========        =========         ========
          2.   Company

          Capital gain on sale of investments in investee
           companies                                                     390,685           44,699          113,159
          Joint venture                                                        -              610            1,231
          Changes in value of long-term assets                            57,095         (157,099)        (131,091)
          Capital gain (loss) from sale of fixed assets                        9           (1,661)          (1,122)
          Sale of know-how                                                     -                -           12,203
          Miscellaneous, net                                               2,070            5,946           (1,109)
                                                                       ---------        ---------         --------

                                                                         449,859         (107,505)          (6,729)
                                                                       =========        =========         ========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 23 - Data to Items in Statements of Operations (cont'd)

          G. Equity of the Koor Group in the operating results of affiliates, net

          1.   Consolidated

                                                                                             Year Ended December 31
                                                                       --------------------------------------------
                                                                            2000             1999              1998
                                                                       ---------        ---------         ---------
                                                                                                      NIS thousands
                                                                       --------------------------------------------
          Affiliates companies, net (1)                                 (107,485)         284,197          105,713
          Amortization of goodwill                                      (162,521)        (162,472)         (43,728)
                                                                       ---------        ---------         --------

                                                                        (270,006)         121,725           61,985
                                                                       =========        =========         ========
          Dividend received                                               25,235           49,742           29,315
                                                                       =========        =========         ========

          (1)  Including discontinued operations in an affiliate               -          (86,773)               -
                                                                       =========        =========         ========

                                                                                             Year Ended December 31
                                                                       --------------------------------------------
                                                                            2000             1999              1998
                                                                       ---------        ---------         ---------
                                                                                                      NIS thousands
                                                                       --------------------------------------------
          2.   Company

          Equity of Koor in operating results for the year (1)           254,729          836,845          160,396
          Amortization of goodwill (2)                                  (143,972)        (120,197)         (37,507)
                                                                       ---------        ---------         --------

                                                                         110,757          716,648          122,889
                                                                       =========        =========         ========

          Dividend received                                              351,853        1,539,910        1,297,923
                                                                       =========        =========         ========

          (1)  Including discontinued operations in an affiliate               -          (86,773)               -
                                                                       =========        =========         ========

          (2)  Including write-off of goodwill in investee
               companies                                                  25,875           (1,849)               -
                                                                       =========        =========         ========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 23 - Supplementary Data to Items in Statements of Operations (cont'd)

          H. Income (expenses) from investee companies and their participation in expenses

                                                              Year ended December 31
                   ----------------------------------------------------------------------------------------------------------------
                                                   2000                                  1999                                 1998
                   ------------------------------------  ------------------------------------  ------------------------------------
                              Consolidated                          Consolidated                          Consolidated
                   Consoli-   companies by               Consoli-   companies by               Consoli-   companies by
                   dated      proportional   Affiliated  dated      proportional   Affiliated  dated      proportional   Affiliated
                   companies  consolidation  companies   companies  consolidation  companies   companies  consolidation  companies
                   ---------  -------------  ----------  ---------  -------------  ----------  ---------  -------------  ----------
                                          NIS thousands                         NIS thousands                         NIS thousands
                   ------------------------------------  ------------------------------------  ------------------------------------

Income:

Management services   39,569              -           -     45,589          18,776        756          -         42,181      20,571
                      ======         ======      ======    =======         =======    =======     ======         ======      ======
Administrative expenses
Salary and other
 Administrative
 expenses              4,469              -           -          -              -           -          -         26,949           -
                      ======         ======      ======    =======         =======    =======     ======         ======      ======
Financing income
 (expenses),net          786           (197)          3      4,443            (14)     (1,032)         -         (2,324)        705
                      ======         ======      ======    =======         =======    =======     ======         ======      ======

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
-------------------------------------------------------------------------------

Note 24 - Business Segments

         A.    The Koor Group operates in the following segments:

               Telecommunications
               Defence electronics
               Agro-chemicals and other chemicals
               Venture capital investments
               The "others" segment includes mainly tourism, building, and trade.

               In 2000, the activity in the construction segment was transferred to the "others" segment following the exercise of most of the companies active in the sector.
               Moreover, in 2000, Koor established a new activity segment in the area of venture capital investments, by means of a partnership with Koor Corporate Venture Capital (see Note
               3J).

         B. Segment sales include products sold and services rendered to unrelated customers.
               Inter-industry segment sales are immaterial and are based primarily on prices determined in the ordinary course of business. Accordingly, these sales are not presented separately.

               Segment operating earnings include all costs and expenses directly related to the relevant segment and an allocation of expenses from which more than one segment may benefit. Expenses and revenue presented in the statements of operations after operating earnings are not taken in account in the determination of operating earnings or loss. Identifiable assets by industry segments are those assets that are used by Koor in its activities in each segment.

         C. See Note 24H for details of the discontinuation of the activities of the energy segment.

         D.    Data regarding business segments of the Koor Group:*

                                                                  Year ended December 31
                                  -----------------------------------------------------------------------------------
                                                       2000                         1999                         1998
                                  -------------------------    -------------------------    -------------------------
                                  NIS thousands           %    NIS thousands           %    NIS thousands           %
                                  -------------  ----------    -------------  ----------    -------------  ----------
         Revenues from sales
         and services:

         Segments:

         Telecommunication            2,201,159       26.58        2,199,702       20.61        3,419,501       26.73
         Defence electronics          1,146,767       13.85        1,333,690       12.49        1,572,584       12.29
         Agro-chemicals
           and other chemicals        3,460,288       41.78        3,540,922       33.17        3,376,893       26.40
         Venture capital
           investment                    80,117        0.97                -           -                -           -
         Others *                     1,392,911       16.82        3,600,987       33.73        4,423,338       34.58
                                     ----------  ----------       ----------  ----------       ----------  ----------

         Total segments               8,281,242       100.0       10,675,301      100.00       12,792,316      100.00
                                     ==========  ==========       ==========  ==========       ==========  ==========

         *      Reclassified

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
-------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)

D.       Data regarding business segments of the Koor Group (cont'd)* :

                                                                  Year ended December 31
                                  -----------------------------------------------------------------------------------
                                                       2000                         1999                         1998
                                  -------------------------    -------------------------    -------------------------
                                  NIS thousands           %    NIS thousands           %    NIS thousands           %
                                  -------------  ----------    -------------  ----------    -------------  ----------
         Pre-tax earnings
         Operating earnings
         according to segments:

         Telecommunication              249,603       33.90          260,662       27.67           46,406        5.28
         Defence electronics             53,475        7.26           69,060        7.33          167,684       19.07
         Agro-chemicals and
           other chemicals              441,351       59.93          390,503       41.45          428,441       48.74
         Venture capital
           investments                   (5,907)      (0.80)               -           -                -           -
         Others*                        ( 2,122)      (0.29)         221,895       23.55          236,544       26.91
                                     ----------  ----------       ----------  ----------       ----------  ----------

         Total segments                 736,400       100.0          942,120      100.00          879,075      100.00
                                                 ==========                   ==========                   ==========

         Joint general
           expenses                     (91,264)                    (104,250)                    (167,125)
                                     ----------                   ----------                   ----------
         Total operating
           earnings                     645,136                      837,870                      711,950
         Financing expenses,
           Net                         (330,681)                    (358,289)                    (251,015)
         Other income
           (expenses), net              520,963                      107,228                      (71,270)

         Pre-tax earnings               835,418                      586,809                      389,665
                                     ==========                   ==========                   ==========


         The Koor Group's equity in the excess of earnings over losses (the excess of losses over earnings) of affiliates, net, is as follows:

                                                                  Year ended December 31
                                  -----------------------------------------------------------------------------------
                                                       2000                         1999                         1998
                                  -------------------------    -------------------------    -------------------------
                                  NIS thousands           %    NIS thousands           %    NIS thousands           %
                                  -------------  ----------    -------------  ----------    -------------  ----------
         Telecommunications            (239,477)      88.69          137,018      112.56           37,504       60.51
         Defence electronics            (20,669)       7.66           (8,018)      (6.58)               -           -
         Agro-chemicals and
           other chemicals                    -           -                -           -                -           -
         Venture capital
         Investments                          -           -                -           -                -           -
         Others*                         (9,860)       3.65           (7,275)      (5.98)          24,481       39.49
                                     ----------  ----------       ----------  ----------       ----------  ----------

                                       (270,006)     100.00          121,725      100.00           61,985      100.00
                                     ==========  ==========       ==========  ==========       ==========  ==========

         *     Reclassified

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
-------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)

         D.      Data regarding business segments of the Koor Group (cont'd)*:

                                                                          December 31
                                                ---------------------------------------------------------
                                                                      2000                           1999
                                                --------------------------     --------------------------
                                                NIS thousands            %     NIS thousands            %
                                                -------------   ----------     -------------   ----------
         Identifiable assets:

         Segments:

         Telecommunication                          1,782,688        16.69         1,843,738        15.49
         Defence electronics                        1,148,217        10.75           681,360         5.73
         Agro-chemicals and other chemicals         5,510,189        51.58         5,277,603        44.35
         Venture capital investments                  393,646         3.68                 -            -
         Others *                                   1,847,519        17.30         4,097,888        34.43
                                                   ----------   ----------        ----------   ----------
         Total segments                            10,682,259       100.00        11,900,589       100.00
                                                                ==========                     ==========
         Corporate assets                           1,085,269                      1,974,239
         Affiliates**                               3,000,889                      3,495,772
                                                   ----------                     ----------
                                                   14,768,417                     17,370,600
                                                   ==========                     ==========

         Identifiable liabilities

                                                                                              December 31
                                                ---------------------------------------------------------
                                                         2000                           1999
                                                -------------                  -------------
                                                NIS thousands            %     NIS thousands            %
                                                -------------   ----------     -------------   ----------
         Telecommunications                           608,892        22.01           648,111        20.30
         Defense electronics                          655,888        23.71           384,322        12.04
         Agro-chemicals and other chemicals         1,142,329        41.30         1,106,503        34.66
         Venture capital investments                   33,726         1.22                 -            -
         Others                                       325,126        11.76         1,053,217        33.00
                                                   ----------   ----------        ----------   ----------

         Total segments                             2,765,961       100.00         3,192,153       100.00
         Corporate liabilities                        127,731                        302,831
                                                   ----------   ----------        ----------   ----------

                                                    2,893,692                      3,494,984
                                                   ==========                     ==========

         *        Reclassified
         ** Including an investment as at December 31, 2000, and 1999 of NIS 2,758 million and NIS 3,067 million respectively, in ECI which operates in the telecommunication segment.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 24 - Business Segments (cont'd)

         D.      Data regarding business segments of the Koor Group (cont'd)*:

                                                                  Year ended December 31
                                  -----------------------------------------------------------------------------------
                                                       2000                         1999                         1998
                                  -------------------------    -------------------------    -------------------------
                                  NIS thousands           %    NIS thousands           %    NIS thousands           %
                                  -------------  ----------    -------------  ----------    -------------  ----------
         Capital investments:
         Segments:
         Telecommunication              100,017       16.68           67,051        9.50          208,106       19.09
         Defence electronics             30,954        5.16           42,888        6.07           67,772        6.22
         Agro-chemicals and
           other chemicals              318,459       53.12          277,545       39.31          340,780       31.25
         Venture capital
           Investments                    1,690        0.28                -           -                -           -
         Others *                       148,446       24.76          318,533       45.12          473,683       43.44
                                     ----------  ----------       ----------  ----------       ----------  ----------
         Total segments                 599,566      100.00          706,017      100.00        1,090,341      100.00
                                                 ==========                   ==========                   ==========

         Discontinued activity                -                            -                       31,873

         Corporate assets                   761                       14,052                       27,112
                                     ----------                   ----------                   ----------
                                        600,327                      720,069                    1,149,326
                                     ==========                   ==========                   ==========

                                                                  Year ended December 31
                                  -----------------------------------------------------------------------------------
                                                       2000                         1999                         1998
                                  -------------------------    -------------------------    -------------------------
                                  NIS thousands           %    NIS thousands           %    NIS thousands           %
                                  -------------  ----------    -------------  ----------    -------------  ----------
         Depreciation and
          amortization:
         Segments:
         Telecommunication               68,542       18.50           85,090       14.99          152,891       23.31
         Defence electronics             34,524        9.31           55,879        7.45           51,407        7.85
         Agro-chemicals and
           other chemicals              174,787       47.16          187,698       33.08          170,075       25.93
         Venture capital
           Investments                    1,957        0.53                -           -                -           -
         Others *                        90,787       24.50          238,670       44.48          281,391       42.91
                                     ----------  ----------       ----------  ----------       ----------  ----------
         Total segments                 370,597      100.00          567,337      100.00          655,764      100.00
                                                 ==========                   ==========                   ==========
         Discontinued activity                -                            -                       21,967
         Corporate assets                 3,072                        2,733                        5,364
                                     ----------                   ----------                   ----------
                                        373,669                      570,070                      683,095
                                     ==========                   ==========                   ==========

E. Industrial operations - export sales and foreign industrial operations by geographical destination:

                                             Year ended December 31
                              ------------------------------------------------
                                        2000             1999             1998
                              --------------   --------------    -------------
                                                                 NIS thousands
                              ------------------------------------------------

         North America             1,675,227        1,608,174        1,907,365
         Europe                    1,608,069        1,710,133        2,032,650
         South America             1,343,912        1,433,075        1,563,876
         Asia and Australia          658,267          711,052          910,925
         Africa                      129,654          129,132          129,132
                              --------------   --------------    -------------
                                   5,415,129        5,591,566        6,591,239
                              ==============   ==============    =============

*        Reclassified

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
-------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)

         F.       Assets by geographic location of manufacturing operation

                                                       Year ended December 31
                                             --------------------------------
                                                      2000               1999
                                             -------------      -------------
                                             NIS thousands      NIS thousands
                                             -------------      -------------

         Israel                                 12,941,517         15,724,883
         Brazil                                  1,659,364          1,452,906
         United States                             167,536            192,811
                                             -------------      -------------

                                                14,768,417         17,370,600
                                             =============      =============


         G.       Capital investments in assets by geographic location

                                                       Year ended December 31
                                             --------------------------------
                                                      2000               1999
                                             -------------      -------------
                                             NIS thousands      NIS thousands
                                             -------------      -------------

         Israel                                    559,250            688,678
         United States                               5,104              5,972
         Brazil                                     35,973             25,419
                                             -------------      -------------
                                                   600,327            720,069
                                             =============      =============


         H.       Discontinued activity

         1. In Koor's financial statements the companies Phoenicia and Yonah constituted part of the food segment included in the financial statements as at 31 December, 1998, in the "Others" framework in the Note relating to segments. After conclusion of the sale of the companies, operations in Koor's food segment were terminated.

                                                                       1999             1998
                                                              -------------    -------------
                                                              NIS thousands    NIS thousands
                                                              -------------    -------------
                  Revenues from sales and implementation
                    of works                                        96,009           376,701
                                                              =============   ==============

                  Profit (loss) from operating earnings               (429)           18,939
                                                              =============   ==============

                  Loss - Koor's share                                4,078             1,439
                                                              =============   ==============

                  Total assets                                                       109,412
                                                                              ==============

         2. In the 1997 financial statements Granite Hacarmel Investments Ltd. constituted all the operations in the energy segment. As from the 1998 financial statements the operation was retroactively represented in the energy segment of the statement of operations as a sector in which operations had been terminated.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
-------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)

         I.       Additional information on business segments of the Company:

         The Company operates through subsidiaries, proportionately consolidated companies and affiliates in various sectors of the economy.

         Data according to business segments is as follows :

         Equity of the Company in earnings (losses), net, of investees:

                                                                       Year ended December 31
                                                   ------------------------------------------
                                                         2000          1999             1998
                                                   ----------    ----------    -------------
                                                                               NIS thousands
                                                   -----------------------------------------
         Telecommunications                           70,605       259,451         (162,928)
         Defence Electronics                         (42,212)       23,638           83,452
         Agro-chemicals and other chemicals           98,034        (1,281)         102,927
         Venture capital investments                 (20,604)            -                -
         Others *                                      4,934       400,258           89,040
                                                   ----------    ----------       ----------
                                                     110,757       682,066          112,491
         Provision for severance benefits                  -             -           10,398
         Provision for taxes                               -        34,582                -
         Discontinued activities                           -             -           69,420
                                                   ----------    ----------       ----------
                                                     110,757       716,648          192,309
                                                   ==========    ==========       ==========


         Investment of the Company in shares, loans and capital notes net, of investees:

                                                                   December 31
                                                 -----------------------------
                                                        2000              1999
                                                 -----------     -------------
                                                                 NIS thousands
                                                 -----------------------------

         Telecommunications                        3,670,568         3,743,766
         Defence Electronics                         326,978           442,804
         Agro-chemicals and other chemicals        1,337,098         1,259,651
         Venture capital investments                 353,928                 -
         Others *                                    320,847           956,346
                                                 -----------       -----------
                                                   6,009,419         6,402,567
                                                 ===========       ===========

         *        Reclassified

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 25 - Transactions and Balances with Interested Parties

          A. The following are details of interested parties in Koor resulting from their holdings of Koor's ordinary shares:

          1.   Claridge Group (Claridge).

          2.   Bank Hapoalim B.M. group (Bank Hapoalim B.M.)

          3. In January 2000, an agreement which was signed on September 8, 1999 between the Claridge Group, Anfield Ltd. (a company owned by the CEO of Koor) and Bank Leumi B.M., a shareholder of Koor until then, was consummated. In accordance with the agreement Bank Leumi B.M. sold its entire holding in Koor to Claridge, Anfield Ltd. and Bank Hapoalim B.M. As at balance sheet date Anfield Ltd. is an interested party of Koor.

          B. Koor and its subsidiaries undertake transactions with interested parties as detailed below. These transactions, which consist principally of the receipt of banking services, are carried out in the normal course of business and thus no separate records are kept of the handling and recording of such transactions.

               Consequently, and given the large number of the above mentioned entities, it is not possible to accurately determine the scope and scale of these transactions.

               The Securities Authority, in a meeting on 21 February, 2001, decided to exempt the Company from disclosure of transactions with Bank Hapoalim B.M., Claridge and their investee companies, for purposes of the financial statements as at 31 December, 2000, other than for exceptional transactions.

          C. The balance of liabilities owed to Bank Hapoalim B.M. as at 31 December, 2000 and 1999 is NIS 2,086 million, adjusted, and NIS 2,396 million, adjusted, respectively.

          D. The balance of liabilities owed to Bank Leumi B.M. as at 31 December, 1999 is NIS 1,849 million, adjusted.

          E. See Note 20C(2) regarding the granting of put options to senior employees of the Koor Group by the Claridge Group for the purchase of shares in Koor.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 25 - Transactions and Balances with Interested Parties (cont'd)

          F.   Benefits to interested parties

          1.   Directors*

                                                                                                  Year ended December 31
                                                                           ---------------------------------------------
                                                                                 2000             1999              1998
                                                                           ----------       ----------        ----------
                                                                                                           NIS thousands
                                                                           ---------------------------------------------
          Directors employed by the Company:
          Salary and related costs (a) (b) )(c)                                 3,368            8,376            11,497
                                                                           ==========       ==========        ==========
          Number of directors                                                       2                2                 3
                                                                           ==========       ==========        ==========
          Directors not employed by the Company:
          Annual compensation and participation
           in meetings:

          Claridge Group                                                          335              271               282
                                                                           ==========       ==========        ==========
          Number of directors                                                       5                6                 7
                                                                           ==========       ==========        ==========

          Poalim Assets (Shares ) Ltd.                                            158              173               206
                                                                           ==========       ==========        ==========
          Number of directors                                                       3                3                 3
                                                                           ==========       ==========        ==========

          Other directors                                                         293              235               280
                                                                           ==========       ==========        ==========
          Number of directors                                                       6                3                 3
                                                                           ==========       ==========        ==========

          Consulting fee                                                            -            1,101               555
                                                                           ==========       ==========        ==========
          Number of directors                                                       -                1                 1
                                                                           ==========       ==========        ==========

          * Including directors who resigned or were appointed during the year.

          (a) On July 1, 1998 Mr. B. Gaon resigned from his position as General Manager of the Company. At the request of the Board of Directors Mr. Gaon remained with the Company until 31 December, 1998 and he undertook to continue to render it services as a consultant in 2000 and 1999 for an annual consulting fee of $125,000.

               The 1998 figures include the cost of the retirement arrangement with the outgoing General Manager.

               In 1998, 137,274 options were exercised by Mr. Gaon, under the 1995 incentive plan. The value of the benefit included in the exercise was NIS 23,334 thousand based on the market price at exercise date. In respect of options granted by shareholders see also Note 20C(2).

          (b) See Note 20C(3) in respect of the issue of options to the General Manager and the Company's President under the 1998 Incentive Plan.

          (c) In 2000, including the salary of only one month which was paid to an officer who stopped serving as a director on February 6, 2000.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 25 - Transactions and Balances with Interested Parties (cont'd)

          F.   Benefits to interested parties (cont'd)

          2.   Consultancy services

                                                                                                  Year ended December 31
                                                                           ---------------------------------------------
                                                                                 2000             1999              1998
                                                                           ----------       ----------        ----------
                                                                                                           NIS thousands
                                                                           ---------------------------------------------

          Claridge                                                              1,611            1,683             1,734
                                                                           ==========       ==========        ==========
          Poalim Capital Markets and
           Investment Ltd.                                                      1,611            1,683             1,734
                                                                           ==========       ==========        ==========

          The Company has agreements with interested parties - Claridge and Poalim Capital Markets and Investments Ltd. (Poalim) - for the receipt of consultancy services. These services include, inter alia, advice in respect of investment strategies, monetary policies, international activities, strategic partnerships and company structuring. The agreements include instructions regarding the indemnification of the consultants (Claridge/Poalim) in respect of claims connected to the consultancy, except for cases of gross negligence and/or intentional damage.

          In consideration for the consultancy the Company has agreed to pay an annual sum which will not exceed $400,000 to each of the consultants. The agreements are for the period of one year and are automatically renewable each year, unless one of the parties gives 60 days' prior notice of the termination of the agreement.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 26 - Earnings Per Share

          A. Adjusted net earnings used in the computation of earnings per NIS 1 par value of the share capital:

                                                                                                  Year ended December 31
                                                                           ---------------------------------------------
                                                                                 2000             1999              1998
                                                                           ----------       ----------        ----------
                                                                                                           NIS thousands
                                                                           ---------------------------------------------
          Earnings used in the computation of basic
           earnings per NIS 1 par value of shares                             267,687          549,119            48,240

          Add - theoretical earnings resulting from:

           Conversion of convertible debentures:
           Series E                                                                 -              490                 -
           Series F                                                             2,443            5,485                 -
                                                                           ----------       ----------        ----------
          Net earnings used in the computation of fully
           diluted earnings per NIS 1 par value of shares                     270,130          555,094            48,240
                                                                           ==========       ==========        ==========

          B. Weighted number of ordinary shares of NIS 0.001 used in the computation of net earnings per NIS 1 par value of the share capital:

                                                                                               Number of ordinary shares
                                                                           ---------------------------------------------
                                                                                 2000             1999              1998
                                                                           ----------       ----------        ----------
          In the computation of basic earnings per share                   15,384,206       15,737,564        15,723,996

          Add - theoretical share capital  resulting from:

          Conversion of convertible debentures:
          Series E                                                                  -           40,500                 -
          Series F                                                            213,047          284,062                 -
                                                                           ----------       ----------        ----------
          Total share capital used in the computation of
           fully diluted earnings per share                                15,597,253       16,062,126        15,723,996
                                                                           ==========       ==========        ==========

          C. To examine that the conversion or exercise of convertible securities is reasonable, the present value of these securities was computed according to a discount rate of 7% (31 December, 1999 - 6%, 31 December, 1998 - 6%) for securities linked to the CPI.


Note 27 - Events Subsequent to the Balance Sheet Date

          1. On March 4, 2001, Koor and Tadiran Ltd. assigned an agreement according to which Tadiran sold to Koor all the shares of ECI held by it, at the market price prevailing on the date of sale.

          2. In January 2001, a subsidiary of M-A Industries Ltd. controlled by the Company, signed two agreements with Avnatis for acquisition of its worldwide business with respect to two products in the field of its activity. The products are intended mainly for the Western European market, the U.S. and Japan.

          The consideration to be paid in respect of the two products will be approximately Euro 20 million.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements

          A. The consolidated financial statements of Koor conform with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ in certain respects from those generally accepted in the United States ("U.S. GAAP") as described below:

          1.   Effect of inflation

               In accordance with Israeli GAAP: The consolidated financial statements of Koor are expressed in terms of a uniform monetary unit - the inflation adjusted Israeli shekel - which is after adjustment respect of the changes in the Consumer Price Index. (See Note 2B for principles of the adjustment)

               In accordance with US GAAP:
               The financial statements are expressed in current nominal historical monetary terms.

               Measuring on the basis of the change in the CPI, which reflects the effect of changes in the general price level in the Israeli economy, provides a very valid picture of the financial position, results of operations and the cash flows of the Koor Group for both Israeli and US accounting purposes.

               In view of the above, no data on the effect of the differences between measurements on the basis of cost adjusted to the CPI or on the basis of historical cost, were included.

               2.   ECI and Tadiran Telecommunication - merger

               In accordance with Israeli GAAP:
               The merger described as aforesaid in Note 3A was recorded in Koor's financial statement at book values in accordance with the accepted rules governing similar asset exchange transactions. Pursuant to the merger agreement, shares of Tadiran Telecommunications held by Tadiran were exchanged for ECI shares at an exchange rate determined in the merger agreement.

               In accordance with U.S. GAAP:
               According to EITF 98-3 and EITF/D-81 the merger of ECI and TTL is not considered as an exchange of similar assets in respect of Koor and Tadiran and therefore a capital gain from the realization of TTL is recorded and an original differentials is recorded on behalf of ECI and allocated to goodwill. In 1999, the capital gain from this sale (after tax) amounted to NIS 64,473 thousand and an increase in original differentials allocated to goodwill of NIS 190,954 thousand, amortized at equal annual rates over 10 years.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)

          A.   Differences between Israel GAAP and U.S. GAAP (cont'd)

          3. Debt arrangement within the framework of an overall financial arrangement

          In accordance with Israeli GAAP :
          Koor reported an extraordinary gain in 1991 as a result of the restructuring of part of its debts.

          In accordance with US GAAP :
          In accordance with FAS No. 15 - "Accounting by Debtors and Creditors for Troubled Debt Restructuring" future interest payments must be deducted from the restructuring of an old debt.
          The recognition of non-realized earnings (which represents deferred interest) is affected by payments of interest over the period from the date of the restructuring of the debt up to its repayment date. The balance of deferred interest, net of the tax effect, (before minority interest), at 31 December, 2000 and 1999, was NIS 20,022 thousand, and NIS 10,888 thousand, respectively.

          4.   Deferred taxes

          a)   Deferred taxes in respect to inflation adjustment differences

               In accordance with Israeli GAAP :
               Koor does not provide deferred taxes in respect to adjustment differences to the CPI for assets defined as "immune assets" in the Law for Taxation Under Inflationary Conditions and for which the depreciation period is at least 20 years.

               In accordance with US GAAP:
               Under FAS No. 109, a provision for deferred taxes should be made for all temporary differences, without relation to the period of amortization of the assets.
               The effect on net earnings, as a result of the above provision for deferred taxes, was a decrease in income tax in 1998, 1999 and 2000, NIS 5,232 thousand, NIS 12,300 thousand and NIS 7,881 thousand, respectively.

          b) Deferred taxes in companies which adjust their financial statements for inflation on the basis of changes in the U.S. dollar exchange rate.

               In accordance with Israeli GAAP:
               Certain companies, which adjust their financial statements on the basis of changes in the dollar exchange rate, create deferred taxes in respect of all the differences between the amounts of assets (mainly in respect to fixed assets and inventory) as stated in the financial statements and the amounts for tax purposes.

               In accordance with U.S. GAAP:
               According to paragraph 9(f) of FAS No. 109, deferred taxes should not be provided in respect of differences, the source of which is in the difference of assets and liabilities for accounting purposes and their amounts for tax purposes, where the source of the tax difference stems from different measuring bases for accounting purposes and for tax purposes.
               The ultimate effect of the above write-off of deferred taxes on the statement of operations is decrease in income tax in the amount of NIS 40,366 thousand in 1998, and an increase in income tax in 1999 in the amount of NIS 29,444 thousand respectively and in 2000 a decrease in the amount of NIS 19,481 thousand.

          c)   Earnings from "Approved Enterprises"

               Under the Israeli Law for Encouragement of Capital Investments, 1959, a company which owns an "approved enterprise" is subject tax at a rate of 25% of attributable earnings during "the period of benefits".

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)

          A.   Differences between Israel GAAP and U.S. GAAP (cont'd)

          4.   Deferred taxes (cont'd)

          c)   Earnings from "Approved Enterprises" (cont'd)

               Dividends paid to shareholders from the earnings of an "approved enterprise" are subject to income tax at a rate of 15%. A company that received such a dividend is entitled to a 15% tax credit, if and when this dividend is paid to its shareholders.

               An "approved enterprise" which choose the "alternative benefits" track are exempted from income tax on undistributed profits.

               In the event that a dividend is distributed out of tax exempt earnings of the "approved enterprise" under on the "alternative benefits" track, the distributing company will be subject to tax on the distributed earnings at a rate of 25%. Furthermore, the shareholders will be liable to tax at the rate of 15%. However, if the shareholder is a company, that shareholder will be entitled to a 15% tax credit, if and when such dividend out of "approved enterprise" earnings is distributed to its shareholders.

               In accordance with Israeli GAAP:
               Deferred tax should not be provided in respect to the undistributed tax-exempt earnings of an "approved enterprise" of subsidiaries, whose earnings have been reinvested and will not be distributed to the company shareholders.

               Koor has not provided deferred tax in respect to undistributed tax-exempt earnings attributed to the "approved enterprise" of subsidiaries under the "alternative benefits" track, which may be distributed, since it is the Group's policy not to initiate such a dividend distribution.

               In accordance with US GAAP :
               A reserve for deferred tax should be provided on the undistributed tax-exempt earnings of local subsidiaries established subsequent to December 15, 1992, as their distribution results in additional tax.

               The effect of providing a reserve for deferred tax on the undistributed tax exempt earnings of an "approved enterprise", assuming either the sale of the shares in the subsidiary, a merger (change of structure), or its liquidation, was an increase in income tax, in 1998 and 1999 amounting to NIS 34,980 thousand, NIS 3,270 thousand respectively, and decrease in income tax, in 2000 amounting to NIS 7,183 thousand.

          5. Handling of "benefit component" in respect of options issued to employees

               In accordance with Israeli GAAP:
               The overall "benefit component", in respect to options granted to employees of Koor, is not charged as an expense in the statement of operations.

               In accordance with US GAAP:

               a)   Fixed Option Plan:

                    Under U.S. GAAP (APB-25), the "benefit component" is measured as the difference between the share market price and, the exercise price of the option, when measuring the "benefit". The benefit is charged as a salary expense during the period in which the employee performs the services for which the benefit was granted.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)

          A.   Differences between Israel GAAP and U.S. GAAP (cont'd)

          5. Handling of "benefit component" in respect of options issued to employees : (cont'd)

               (b)  Variable Option Plans:

                    In the event that the options have been issued to employees for the future performance of work or services, the benefit is charged to salary expense in the statement of operations. The "benefit component" is computed on the basis of the full benefit valued as at that date, and, the proportional part of the period which has passed from the opening balance of that period.

                    For information regarding the effect of proforma data, according to FAS No. 123 data, see subsection 3b below.

          6.   The accounting treatment of quoted securities:

               In accordance with Israeli GAAP:
               Quoted securities which constitute a short-term investment (see note 2F) are stated at market value. Quoted securities which constitute a permanent investment is stated at cost (regarding debentures, including accumulated interest), except where market value is lower, and the decline in value is not considered to be temporary.

               In accordance with US GAAP
               *FAS No. 115 divides quoted securities, into three types: securities held for a short period and traded at a high frequency (trading securities), available for sale securities and held to maturity securities.

               A change in the value of trading securities, including unrealized earnings, is charged to the statement of operations, while unrealized earnings after tax of the available for sale type is reported as a separate item within shareholders' equity.

          7. Attribution of proceeds from an issuance to debentures, when securities are issued as a package:

               According to the accounting policy of Koor:

               According to the accounting policy of Koor, the proceeds from an issuance of debentures and stock options, as a package, are attributed to debentures according to their par value while the remainder of the proceeds is attributed to the share options.

               *According to US GAAP:

               The proceeds from an issuance of share options and convertible debentures, as a package, are split based on the relative market prices of these securities at the date of issuance. This will sometimes result in the recording of a discount in respect of the convertible debentures, that is to be amortized over the term of debentures.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)

          A.   Differences between Israel GAAP and U.S. GAAP (cont'd)

          8.   Dividends

               According to Israeli GAAP:

               A dividend proposed prior to the date of approval of the financial statements is included in the balance sheet as a current liability.

               According to US GAAP:

               Such a dividend is reflected only in the notes and is not recorded in the balance sheet as a liability until declared.

          9.   Convertible securities of investees

               According to Israeli GAAP:

               According to the provisions of Opinion Nos. 48 and 53 of the ICPAI, a parent company is required to create a provision for losses which it may incur from the dilution of its holdings in investees, when it is probable that the share options will be exercised or the debentures will be converted.

               According to US GAAP:

               A loss in the parent company resulting from the dilution of its holdings, because of share options being exercised or debentures being converted, is recorded only at the time of exercise or conversion.

          10.  Employee severance benefits as a part of an efficiency program

               According to Israeli GAAP:

               Employee severance benefits as part of future anticipated dismissals are recorded when management decides on the dismissals, and/or when management intended on the dismissals.

               According to US GAAP:

               According to the provisions of EITF 94-3, employee severance benefits, as part of a program for promoting efficiency, are charged as an expense in the financial statements only when all the following conditions exist :

               a) Management has the appropriate authority to dismiss employees and the efficiency program includes all employee severance benefits.
               b) Management notified employees of its intention to dismiss them, while supplying them with full details regarding employee severance benefits.
               c) The plan for dismissals states specifically the names of the dismissed employees, their positions and their duties.
               d) The period of time for completion of the program of dismissals indicates that a significant change in the plan is not likely to occur.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)

          A.   Differences between Israel GAAP and U.S. GAAP (cont'd)

          11.  Earnings per share

               According to Israeli GAAP:
               Opinion No. 55 - the dilutive effect of share options and convertible debentures is included in the computation of basic earnings per share only if their exercise or conversion is considered to be probable. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the price of exercising the stock options into shares or the present value of the payments for conversion of the debentures into shares.

               According to U.S. GAAP:
               In accordance with FAS 128. Basic earnings per share are computed on the basis of the weighted average number of shares outstanding during the year. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, plus the dilutive potential of ordinary shares considered outstanding during the year.

          12.  Acquiring an Investment in stages

               According to Israeli GAAP:
               Opinion 68 determines that when acquiring an investment in stages, on the date of which the holding constitutes an initial material influence, it is necessary to calculate the original differentials and record the investment according to the equity method from this date onwards.

               According to U.S. GAAP:
               When acquiring an investment in stages, on the date an initial influence becomes material it is necessary to calculate post factum for each acquisition the original differentials created by the acquisition despite the fact that on that date the company did not yet have a material influence and to implement the equity method retroactively.

          13.  Venture capital investments:

               According to Israeli GAAP:
               Venture capital fund investments in venture capital investments will be represented according to their cost less a provision for devaluation in the event of a permanent devaluation.

               According to U.S. GAAP:
               Under normal accounting practice in the USA:
               Venture capital fund investments will be represented according to their proper value.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)

          A.   Differences between Israel GAAP and U.S. GAAP (cont'd)

          14.  Revenue recognition - SAB 101:

               According to U.S. GAAP:

               During the fourth quarter of 2000, the US SEC published Staff Accounting Bulletin No. 101 (hereinafter - "SAB 101") which imposes stringencies on the rules for revenue recognition which are to be implemented retroactively to the beginning of the year, by way of cumulative effect to the beginning of the year and presentation of the previous quarters once again.
               ECI implemented these guidelines in its statements which are set out in accordance with the accounting rules in the United States of America.

               According to Israeli GAAP:

               The provision does not apply in Israel, although it is possible to adopt the principles set out in the rule if management estimates that the method of revenue recognition prescribed in SAB 101 is appropriate for economic and commerce conditions presently existing in its area of business.
               This rule is going to be adopted as of the fourth quarter of 2000, without implementing cumulative effect to the beginning of the year and without presenting data which has already been published in the past.

               Therefore, cumulative effect has been recorded in the adjustment note in the sum of NIS 37,236 thousand and decrease of profit for timing differentials in revenue recognition in the sum of NIS 4,535 thousand.

          15. Adjustment on net loss of ECI as being reported according to the U.S. GAAP to the net loss as being reported according to the Israeli GAAP:

                                                                      Year ended
                                                                    December 31,
                                                                            2000
                                                                   -------------
                                                                   NIS thousands
                                                                   -------------
               Net loss of ECI based on its reported profit
                according to U.S. GAAP                                 (369,388)

               Adjustments:
               Adjustments on behalf of SAB 101:
               Cumulative effect to beginning of year                   112,837
               Timing differentials for revenue recognition
                for implementation of SAB 101                            13,743
               Finance income - marketable securities, see Note 28A(6)  (36,947)
               Tax income - deferred taxes                               (2,950)
               Salary expenses in respect of share options issued to
                employees                                                11,711
                                                                        -------
               Net loss of ECI based on
                net loss pursuant to Israeli GAAP                      (270,994)
                                                                        =======

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)

          B. The effect of the material differences between Israeli and U.S. GAAP on the financial statements

          1.   Statements of operations:

                                                                                                  Year ended December 31
                                                                           ---------------------------------------------
                                                                                 2000             1999              1998
                                                                           ----------       ----------        ----------
                                                                                                           NIS thousands
                                                                           ---------------------------------------------
          a)   Net earnings as reported, according to
               Israeli GAAP                                                   267,687          549,119            47,121
                                                                           ----------       ----------        ----------
               Amortization of deferred interest in
                respect of the restructuring of debts                           9,134           11,924            17,236
               Deferred taxes                                                  35,518          (37,055)           10,619
               Salary expenses in respect of
                share options issued to employees                             (23,135)          (3,544)          (13,470)
               Correction of capital gain included in
                results of discontinued activities                                  -                -             4,354
               Gain from marketable securities, net                            39,535          (43,566)           (1,304)
               Provisions for anticipated losses from
                realization of convertible securities in
                investees                                                      (2,390)           1,336            (2,492)
               Amortization of discount in respect of
                convertible debentures                                         (2,065)          (1,874)           (2,543)
               Severance pay, including that arising
                from an efficiency program                                    (11,287)          12,459            (4,743)
               Capital gain from a merger                                           -          190,954                 -
               Acquiring an investment in stage                                   390           (4,967)                -
               Venture capital investments                                     19,340                -                 -
               Amortization of goodwill in accordance with a
                merger                                                        (23,171)         (21,004)                -
               Temporary differences resulting from recognition
                of revenue arising from application of SAB 101                 (4,535)               -                 -
                                                                           ----------       ----------        ----------
                                                                               37,334          104,663             7,657
               Income taxes                                                    (3,621)        (129,321)            2,312
               Minority interests in respect of the above
                differences                                                   (13,470)           7,963           (15,717)
                                                                           ----------       ----------        ----------
                                                                               20,243          (16,695)           (5,748)

               Extraordinary item (1)                                               -            5,475             1,817
               Cumulative effect as beginning of the year                     (37,236)               -                 -
                                                                           ----------       ----------        ----------
                                                                              (16,993)         (11,220)           (3,931)
                                                                           ----------       ----------        ----------

                                                                           ==========       ==========        ==========
               Net income according to U.S. GAAP                              250,694          537,899            43,190
                                                                           ==========       ==========        ==========

          (1)  Deferred gains were recognized in respect of early repayment of debts.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)

          B. The effect of the material differences between Israeli and U.S. GAAP on the financial statements (cont'd)

          1.   Statements of operations (cont'd):

                                                                                                  Year ended December 31
                                                                           ---------------------------------------------
                                                                                 2000             1999              1998
                                                                           ----------       ----------        ----------
                                                                                                           NIS thousands
                                                                           ---------------------------------------------
          b)   Earnings per ordinary share

               Basic earnings per ordinary share:

               As reported, according to Israeli GAAP                            17.4            34.89              3.07
                                                                           ==========       ==========        ==========
               As reported according to U.S. GAAP:
                Before extraordinary item                                        16.3            33.85              2.65
                Extraordinary item                                                  -             0.35              0.12
                                                                           ----------       ----------        ----------
               Total                                                             16.3            34.20              2.77
                                                                           ==========       ==========        ==========
               Weighted average of number of shares and share
               equivalents according to U.S. GAAP                          15,384,206       15,727,144        15,569,840
                                                                           ==========       ==========        ==========
               Diluted earnings per ordinary share:

               As reported, according to Israeli GAAP                           17.32            34.56              3.07
                                                                           ==========       ==========        ==========
               As reported, according to U.S. GAAP:
                 Before extraordinary item                                      16.23            33.52              2.64
                 Extraordinary item                                                 -             0.34              0.12
                                                                           ----------       ----------        ----------
                 Total                                                          16.23            33.86              2.76
                                                                           ==========       ==========        ==========
               Weighted average of number of shares and share
               equivalents according to U.S. GAAP                          15,597,253       16,061,493        15,618,776
                                                                           ==========       ==========        ==========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)

          B. The effect of the material differences between Israeli and U.S. GAAP on the financial statements (cont'd)

          2.   Balance sheet:

                                                         December 31
                        -------------------------------------------------------------------------------
                                                          2000                                     1999
                        -------------------------------------------------------------------------------
                        As reported   Adjustments    U.S. GAAP   As reported    Adjustment    U.S. GAAP
                        -----------   -----------    ---------   -----------    ----------    ---------
                                                        NIS thousands
                        -------------------------------------------------------------------------------
Investments in
 affiliates (10)          3,000,889       113,094    3,113,983     3,495,772       165,626    3,661,398
Intangible assets -
 net of
Investments and other
 receivables              1,164,809        19,340    1,184,149       757,747             -      757,747
Intangible assets after
 amortization (10)          860,948        21,748      882,696       627,264        24,467      651,731

Total assets             14,768,417       154,182   14,922,599    17,370,600       190,093   17,560,693

Payables and
 accruals(7)(8)           1,077,535        (1,172)   1,076,363     1,733,912      (135,161)   1,598,751
Deferred interest (3)             -        10,888       10,888             -        20,022       20,022
Convertible
 Debentures (4)              72,467        (1,343)      71,124       180,159        (3,408)     176,751
Deferred taxes(2)           120,047       264,748      384,795       236,895       295,676      532,571
Minority interests (6)    1,063,381        (8,720)   1,054,661     1,319,771       (24,580)   1,295,191
Capital reserve for
 "available for sale"
 securities(1)                    -        (6,800)      (6,800)            -        33,276       33,276
Capital reserves (4)(5)   2,419,674        39,840    2,459,514     2,417,255       137,948    2,555,203
Retained earnings (6)     2,273,929      (143,259)   2,130,670     2,065,262      (133,680)   1,931,582

Total Shareholders'
 Equity                   4,306,250      (110,219)   4,196,031     4,384,714        37,544    4,422,258

(1)  Adjustment of value of investment securities to market value.
(2)  Change in deferred taxes.
(3)  Deferred gain on debt restructuring.
(4)  Debentures issued with stock options.
(5)  Share options issued to employees.
(6)  Effects of the reconciliation to US GAAP
(7)  Proposed dividend.
(8) Provision for employee severance benefits resulting from an efficiency program.
(9) The effect of presenting investment in marketable securities before deduction of long-term loans (see Note 9A(3).
(10) Original differentials arising from the exchange of shares in the merger, acquiring an investment in stages and increasing the holdings in a consolidated company, as well as temporary differences with implementation of SAB 101.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)

          B. The effect of the material differences between Israeli and U.S. GAAP on the financial statements (cont'd)

          3.   Additional information according to US GAAP

          The effect of proforma data calculated according to FAS 123 :

          a) Under the provisions of FAS 123, all option plans are recorded in the statement of operations, based on the fair value of the option to the balance sheet date.

          b) The Company applies the Black-Scholes model to estimate fair value of the options, utilizing the following assumptions :

               Risk free interest rate                  6.96%
               Expected life of stock options           2-7 years
               Anticipated weekly standard deviation    35.22
               Expected dividend per share              1.2%

          See Note 20C relating to the fair value of share options at the time they were granted, (according to the prevailing conditions at the grant date).

          The group companies apply to black & scholes formula for evaluating the fair value of the option. They apply assumptions which are based on the terms of the options and the fluctuation in the price of their shares.

          c) If the cost of the benefit in respect of share options issued to employees under this plan (including plans of certain subsidiaries) had been computed on the basis of the fair value at date of grant in accordance with FAS 123, the Company's net earnings and earnings per share in accordance with U.S. GAAP would have been as follows:

                                                                         Year ended December 31
                                                                     ------------------------------
                                                                        2000        1999       1998
                                                                     -------     -------     ------

          Proforma net earnings (NIS thousands adjusted)             164,337     497,703     21,654
                                                                     -------     -------     ------
          Proforma basic earnings per share ( NIS adjusted)            10.68       31.65       1.38
                                                                     =======     =======     ======
          Proforma diluted earnings per share ( NIS adjusted)          10.68       31.36       1.38
                                                                     =======     =======     ======

* A compensation to the exercise price in respect of the distribution of a dividend is included in the option plans of 1998 and 2000.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to Financial Statements
--------------------------------------------------------------------------------
Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)

          B. The effect of the material differences between Israeli and U.S. GAAP on the financial statements (cont'd)

          4.   Comprehensive earnings

          "Comprehensive earnings" consists of the change, during the current period, in Company's shareholder equity that does not derive from shareholders' investments or from the distribution of earnings to shareholders.

          A. Comprehensive earnings include two components - net earnings and other comprehensive earnings. Net earnings are the earnings stated in the statement of operations and other comprehensive earnings include the amounts that are recorded directly in shareholders' equity and that do not derive from transactions with shareholders.

                                                                         Year ended December 31
                                                                     ------------------------------
                                                                        2000        1999       1998
                                                                     -------     -------    -------
               Net earnings according to US GAAP                     250,694     537,899     43,190
               Other comprehensive earnings, after tax:              -------     -------    -------
               Other comprehensive earnings, after tax:
               Adjustments from translation of
               Financial statements of investees                     (86,066)    (19,492)   162,710
               Unrealized gains (loss) from securities               (40,508)     41,685      2,668
                                                                     -------     -------    -------
               Total other comprehensive earnings*                  (126,574)     22,193    165,378
                                                                     -------     -------    -------
               Total comprehensive earnings                          124,120     560,092    208,568
                                                                     =======     =======    =======
               *Tax component included in the item                      (973)     (1,881)     2,333
                                                                     =======     =======    =======

          B.   The effect of taxes on the other comprehensive earnings:

                                                                  Before tax  Tax effect  After tax
                                                                  ----------  ----------  ---------
                                                                                      NIS thousands
                                                                  ---------------------------------
               Adjustments from translation of Investees             (86,066)          -    (86,066)
                                                                     -------     -------    -------
               Unrealized loss from securities:
               Loss  which arose in current year                     (10,461)       (973)   (11,434)
               Less realized gains credited to net earnings          (29,074)          -    (29,074)
                                                                     -------     -------    -------
                                                                     (39,535)       (973)   (40,508)
                                                                     -------     -------    -------
               Net unrealized gains                                 (125,601)       (973)  (126,574)
                                                                     =======     =======    =======